THE BANK OF NEW YORK

NEW YORK'S FIRST BANK-FOUNDED 1784 BY ALEXANDER HAMILTON

620 Avenue of the Americas, 6 Floor, NY, NY 10011

DEPOSITAR

02034870

SEC MAIL PROCESSING SECTION
RECEIVED
JUN 05 2002
WASH, D.C. 161

May 24, 2002

SUPPL

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Moscow City Telephone Network
Exemption No.: 82-4957

Dear Sir or Madam:

In connection Moscow City Telephone Network's exemption, pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with it's ongoing requirements under Rule 12g3-2(b)(1)(iii), enclosed please find Quarterly Report for the 1st Quarter of 2002.

The Bank of New York acts as Depositary bank for the above referenced company under the Form F-6 registration statement number: 333-10464, which was declared effective by The SEC on June 21, 2001.

Sincerely,

Tatyana Vesselovskaya
ADR Account Administrator
Tel.: (646) 885-3294
Fax: (646) 885-3043

PROCESSED
JUN 19 2002
P
THOMSON
FINANCIAL

dlw 6/17

Open Joint Stock Company Moscow City Telephone Network
Taxpayer Identification No. 7710016640

APPROVED
by the Board of Directors of JSC MGTS
Minutes No. 76, dated January 29, 2002

N.I. Ismailov, Chairman of the Board of Directorsof JSC MGTS ___________
(signature)
[Seal]

QUARTERLY REPORT
OF A SECURITIES ISSUER
for the 1st quarter of 2002

Open Joint Stock Company
Moscow City Telephone Network

Issuer's Code: 00083-A
Location: Building 3, 12 Petrovsky Boulevard, Moscow, Russia
Mail address: Building 3, 12 Petrovsky Boulevard, Moscow K-51, GSP-9 101999 Russia

The information contained in this quarterly report shall be disclosed pursuant to the laws of the Russian Federation on securities.

V. S. Lagutin, General Director _______
(signature)

I.R. Borisenkova, Chief Accountant _______
(signature)

[Seal]

Contact person: Tatiana V. Starikova
Economist
Phone: 950-03-40 Facsimile: 950-03-42
E-mail: *nenadyshin@mgts.ru*

A INFORMATION ON THE ISSUER

9. Full official name of the issuer:
Joint Stock Company Moscow City Telephone Network

10. Abbreviated name:
JSC MGTS

11. Changes in the name and legal form of the issuer:
State-owned Enterprise Moscow City Telephone Network of the Ministry of Communications of the R.S.F.S.R decorated with the Order of Lenin
SOE MGTS
Effective as of: September 8, 1992

Open Type Joint Stock Company Moscow City Telephone Network
MGTS
Effective as of: June 1, 1994

The current name is effective as of: *July 11, 1995*

12. State registration of the issuer and the licenses it holds:

Date of the issuer's state registration: *06.01.1994*
State registration certificate (any other documentary confirmation of the issuer's state registration) No.: *005.799*
Registration authority: *The Moscow Registration Chamber*

Licenses:

No.:	*3888*
Date of issuance:	*08.16.1996*
Valid till:	*01.01.2004*
Licensing authority:	*Ministry of Communications of the Russian Federation*
Activities:	*Telecommunications services*

Number:	*10314*
Date of issuance:	*07.10.1998*
Valid till:	*07.10.2003*
Licensing authority:	*the State Committee of the Russian Federation for Communications and Information*

Activities: *domestic and international long-distance communications services*

Number: *268*
Date of issuance: *07.26.1996*
Valid till: *08.12.2004*
Licensing authority: *the Federal Security Service of Moscow and the Moscow Region*
Activities: *work involving information which constitutes state secrets*

Number: *269*
Date of issuance: *07.26.1996*
Valid till: *08.12.2004*
Licensing authority: *the Federal Security Service of Moscow and the Moscow Region*
Activities: *actions and (or) services related to the protection of state secrets*

Number: *153*
Date of issuance: *03.04.1996*
Valid till: *03.04.2002*
Licensing authority: *the State Customs Committee under the President of the Russian Federation*
Activities: *actions related to the protection of information*

Number: *LF/07-1413*
Date of issuance: *11.03.2000*
Valid till: *11.03.2003*
Licensing authority: *the Federal Agency for Governmental Communications and Information*
Activities: *services related to the coding of information*

Number: *LF/07-1412*
Date of issuance: *11.03.2000*
Valid till: *11.03.2003*
Licensing authority: *the Federal Agency for Governmental Communications and Information*
Activities: *distribution of cryptographic facilities*

Number: *LF/07-1411*
Date of issuance: *11.03.2000*
Valid till: *11.03.2003*
Licensing authority: *the Federal Agency for Governmental Communications and Information*

Activities: *maintenance of cryptographic facilities*

Number: *LF/07-1410*
Date of issuance: *11.03.2000*
Valid till: *11.03.2003*
Licensing authority: *the Federal Agency for Governmental Communications and Information*
Activities: *manufacture of information protection facilities*

Number: *LF/07-1409*
Date of issuance: *11.03.2000*
Valid till: *11.03.2003*
Licensing authority: *the Federal Agency for Governmental Communications and Information*
Activities: *designing information protection facilities*

Number: *MZHIL No. 0011854*
Date of issuance: *04.30.2001*
Valid till: *04.30.2004*
Licensing authority: *Municipal Economy Licensing Department of the Moscow Licensing Chamber*
Activities: *maintenance and upkeep of dwelling stock and non-residential property in accordance with the attached list*

Number: *MSL 053005*
Date of issuance: *07.24.2000*
Valid till: *07.24.2003*
Licensing authority: *Main Department for Moscow Building Licensing*
Activities: *acting as a developer*

Number: *MSL 046675*
Date of issuance: *11.05.1999*
Valid till: *11.05.2002*
Licensing authority: *Main Department for Moscow Building Licensing*
Activities: *construction and assembly*

Number: *MSL 026233-2*
Date of issuance: *05.14.1999*
Valid till: *05.14.2002*
Licensing authority: *Main Department for Moscow Building Licensing*
Activities: *design*

Number: *MSL 047863*
Date of issuance: *01.21.2000*
Valid till: *01.21.2003*
Licensing authority: *Main Department for Moscow Building Licensing*
Activities: *design of engineering networks and supply lines*

Number: *2901-Ts*
Date of issuance: *05.15.2000*
Valid till: *05.15.2003*
Licensing authority: *Main Department for Moscow Building Licensing*
Activities: *production, transfer and distribution of electrical energy and heat*

Number: *2902-Ts*
Date of issuance: *05.15.2000*
Valid till: *05.15.2003*
Licensing authority: *Regional Department for Central State Energy Supervision*
Activities: *assembly, adjustment and upkeep of power facilities, electrical and heal equipment and power plants owned by customers*

Number: *MSL 040822*
Date of issuance: *11.27.1998*
Valid till: *11.27.2001*
Licensing authority: *Regional Department for Central State Energy Supervision*
Activities: *design (technological design)*

Number: *LR 020797*
Date of issuance: *07.22.1998*
Valid till: *10.22.2003*
Licensing authority: *Press Ministry*
Activities: *publishing*

Number: *PD No. 00011*
Date of issuance: *08.24.1999*
Valid till: *08.24.2004*
Licensing authority: *Press Ministry*
Activities: *printing*

Number: *SLOD 005777*
Date of issuance: *04.22.2000*
Valid till: *04.22.2003*

Licensing authority: *Education Committee*
Activities: *advanced training (courses)*

Number: *POS-77-066624*
Date of issuance: *06.19.2001*
Valid till: *06.18.2004*
Licensing authority: *the Moscow Transportation Inspectorate*
Activities: *transportation of hazardous cargoes*

Number: *GSS-77-065977*
Date of issuance: *06.04.2001*
Valid till: *06.03.2004*
Licensing authority: *the Moscow Transportation Inspectorate*
Activities: *transportation of cargoes (other than hazardous)*

Number: *AOS-77-066710*
Date of issuance: *06.21.2001*
Valid till: *06.20.2004*
Licensing authority: *the Moscow Transportation Inspectorate*
Activities: *transportation of passengers (own employees) by buses and microbuses*

Number: *ASM-77-038088*
Date of issuance: *11.22.1999*
Valid till: *11.22.2002*
Licensing authority: *the Moscow Transportation Inspectorate*
Activities: *cross border transportation of passengers (own employees and third persons) by buses*

Number: *LSS-03808*
Date of issuance: *11.22.1999*
Valid till: *11.22.2002*
Licensing authority: *the Moscow Transportation Inspectorate*
Activities: *transportation of passengers by cars*

Number: *TIAZ No. 027878*
Date of issuance: *11.10.1998*
Valid till: *11.10.2001*
Licensing authority: *the Moscow Transportation Inspectorate*
Activities: *acceptance, storage and refueling of vehicles*

Number: *U00226*
Date of issuance: *04.21.2000*
Valid till: *04.21.2003*

Licensing authority: *FGUP State Research Automobile Institute*
Activities: *application of the GOST R certification compliance mark*

Number: *42 EK-001812*
Date of issuance: *04.05.2000*
Valid till: *04.05.2003*
Licensing authority: *the Federal Mining and Industrial Supervision*
Activities: *operation of elevators (lifts)*

Number: *4205E-02/02551*
Date of issuance: *02.15.1999*
Valid till: *02.15.2002*
Licensing authority: *the Federal Mining and Industrial Supervision of Russia*
Activities: *maintenance and upkeep of gas pipelines; gas equipment for industrial enterprises; monitoring and protection equipment for gas equipment and gas facilities*

Number: *42EK-002652*
Date of issuance: *09.11.2000*
Valid till: *09.11.2003*
Licensing authority: *the Federal Mining and Industrial Supervision of Russia*
Activities: *operation of high pressure vessels*

Number: *MOS 002217*
Date of issuance: *12.31.1998*
Valid till: *01.01.2002*
Licensing authority: *the Moscow and Oka basin water department*
Activities: *dumping rain sewage into the Likhoborka River*

Number: *LMKP 000453*
Date of issuance: *02.28.2001*
Valid till: *02.28.2004*
Licensing authority: *the Moscow Environmental Committee*
Activities: *monitoring the contents of hazardous substances in waste gases of vehicles and adjustment of motors*

13. Taxpayer Identification No. (INN):
7710016640

14. The industry to which the issuer belongs:
OKOHKh Codes:
52300

14971
61124
95300
82000
87100
84300
66000
61129
62000
91517
91610
63100
63200
51500
71100
72200
91514
51221
72200

15. The issuer's location, mail address and contact telephone Nos.:

Location: *Building 3, 12 Petrovsky Boulevard, Moscow, Russia*
Mail address: *Building 3, 12 Petrovsky Boulevard, Moscow K-51, GSP-4 127994 Russia*
Phone: *(095) 950 00 00* Facsimile: *(095) 950 06 18*
E-mail: *mgts@mgts.ru*

16. The issuer's auditor:

Name: *ZAO Deloitte & Touche*
Location: *Building 13, 11 Mokhovaya Ulitsa, 103009 Moscow*
Taxpayer Identification No. (INN): *7703097990*
Mail address: *Building 1, 16/2 Tverskaya Ulitsa, 103009 Moscow*
Phone: *933 7300* Facsimile: *933 7301*
E-mail: *moscow@deloitte.ru*

License held by the auditor:
No.: *004509*
Date of issuance: *02.08.2000*
Date of expiry: *02.06.2003*
Licensing authority: *the Central Licensing Qualification Accounting Commission of the Ministry of Finance of the Russian Federation*

17. Organizations registering the rights to the securities of the issuer

Registrar:

Name: *OAO Reestr*
Location: *29 Ulitsa Ryleeva, 119034 Moscow, Russia*
Mail address: *Building13-14, 13 Myasnitskaya Ulitsa, 101000 Moscow, Russia*
Phone: *(095) 208 58 93 (a branch of Reestr-Svyaz)*
Facsimile: *(095) 208 47 77 (a branch of Reestr-Svyaz)*
E-mail: *sv@aoreestr.ru (a branch of Reestr-Svyaz)*

License:
No.: *01007*
Date of issuance: *03.19.1996*
Date of expiry: *09.23.2002*
Licensing authority: *Federal Securities Market Commission of the Russian Federation*
The date when this registrar opened the register: *12.01.1994*

Depositary which keeps the issuer's securities in centralized custody:
Name: *Non-Commercial Partnership the National Depositary Center*
Location: *11 Bolshoy Kislovsky Pereulok, Moscow, Russia*
Mail address: *Building 4, 1/13 Sredny Kislovsky Pereulok, 103009 Moscow, Russia*
Phone: *7(095)234 42 80* Facsimile: *7(095) 956 09 38*
E-mail: *ord@ndc.ru*

License:
License No.: *177-03431-000100*
Date of issuance: *12.04.2000*
Date of expiry: *no*
Licensing authority: *the Federal Securities Commission of the Russian Federation*
Opening date of business: *10.17.2000*

18. The issuer's depositary:

The Company has no depositary.

19. Participants in the issuer:

Total number of shareholders (participants): *9,871*

Holders of at least 5% of the issuer's charter capital:

19.1 Name: *OAO MKNT & Co.*
Location: *Building 2, 20 Ulitsa Spiridonovka, 103001 Moscow*
Mail address: *Building 1, 7 Nastasiynsky Pereulok, 103006 Moscow*
Interest in the issuer's charter capital: *41.0503%*

Holders of at least 25% of the charter capital of the issuer's shareholder (participant).

19.1.1 Name: *AOOT Joint Stock Financial Corporation Sistema*
Location: *Building 2, 20 Ulitsa Spiridonovka, 103001 Moscow*
Mail address: *10 Leontyevsky Pereulok, 103009 Moscow*
Interest: *99.85%*

19.2 Name: *OAO Communications Investment Company (OAO Svyaz-invest)*
Location: *Building 2, 55 Ulitsa Plyushchikha, 119121 Moscow*
Mail address: *Building 2, 55 Ulitsa Plyushchikha, 119121 Moscow*
Interest: *23.3333%*

Holders of at least 25% of the charter capital of the issuer's shareholder (participant):

19.2.1 Name: *Ministry of State Property of the Russian Federation*
Location: *9 Nikolsky Pereulok, 103132 Moscow*
Mail address: *9 Nikolsky Pereulok, 103132 Moscow*
Interest: *50% + 1*

19.2.2 Name: *MUSTCOM LIMITED*
Location: *the Republic of Cyprus*
Mail address: *22/13 Voznesensky pereulok, Moscow, 103009*
Interest: *25% +1*

19.2.3 Name: *Russian Federal Property Fund*
Location: *117049, Moscow, 9 Leninsky prospect*
Mail address: *117049, Moscow, 9 Leninsky prospect*
Interest: *25% - 2*

19.3 Name: *ING Bank (Euroasia) ZAO*
Location: *31 Krasnaya Presnia str.,123022, Moscow*
Mail address: *31 Krasnaya Presnia str., 123022, Moscow*
Interest: *5.5943% (nominee)*

Holders of at least 25% of the charter capital of the issuer's shareholder (participant):

19.3.1. Name: *ING Bank (Euroasia) ZAO*
Location: *2631 Stravinsklilaan, 1077 33 Amsterdam, The Netherlands*
Mail address: *ING Bank N.V., P.O. Box 810, 1000 AV Amsterdam, The Netherlands*
Interest: *70%*

20. The issuer's corporate bodies structure:

The general meeting of shareholders shall be held once a year and shall be the supreme governing body of the Company. Each annual general meeting of shareholders shall be held not earlier than two months and not later than six months following the end of the financial year of the Company. An annual general meeting of shareholders shall decide on election of members of the Board of Directors of the Company, its Audit Commission, approve the auditor of the Company, consider and approve the annual report, the balance sheets, the profit and loss statement and distribution of the income and loss of the Company.

The Board of Directors of the Company shall perform the general management of the activities of the Company, except the matters which fall within the exclusive competence of the general meeting of shareholders. The following matters shall fall within the exclusive competence of the Board of Directors:

- *To determine the priority activities of the Company and to approve annual plans of financial and business operations of the Company.*

- *To call annual and extraordinary general meetings except the events when the Board of Directors fails or refuses to call an extraordinary general meeting of shareholders.*

- *To approve the agenda of a general meeting of shareholders.*

- *To determine the date of closing the list of the shareholders having the right to participate in a general meeting and to decide on other matters in connection with preparation of such meetings which belong to the competence of the Board of Directors pursuant to Section 9.1. of the Charter and those related to preparation and holding a general meeting of shareholders.*

- *To adopt decisions on issuance of securities, to approve prospectuses and reports on the results of issuance of securities.*

- *To offer bonds and other securities of the Company.*

- *To determine the market value of the assets pursuant to Article 77 of the Federal Law "On Joint Stock Companies".*

- *To repurchase outstanding shares, bonds and other securities of the Company.*

- *To establish and to terminate early the Management Board of the Company and to determine the remuneration payable to members of the Management Board.*

- *To recommend on the amount of remuneration payable to members of the Company's Audit Commission and to determine the remuneration of the auditor.*

- *To recommend on the amount of dividends on shares and the procedure of payment thereof.*

- *To apply the reserve fund and other funds of the Company.*

- *To approve internal documents of the Company specifying the procedures of the executive bodies of the Company (the Management Board and the General Director).*

- *To establish branches and to open representative offices of the Company.*

- *To enter into large transactions related to purchase or disposal of the Company's assets the value of which amounts to 25 through 50% of the book value of the Company's assets.*

- *To decide on participation of the Company in other organizations except decisions on participation in holding companies and financial and industrial groups.*

- *To approve preliminarily a transaction or a series of related transactions in connection with direct or indirect disposal or potential disposal of any property of the Company the value of which amounts to 0.5 through 25 per cent of the book value of the Company's assets as of the date of the*

decision on such transactions carried out by the executive bodies of the Company.

- *To enter into transactions involving a conflict of interests in the events provided for in the Federal Law "On Joint Stock Companies" (Chapter XI).*

- *To approve preliminarily of the annual report, the balance sheet, the profit and loss statement, distribution of the income and loss.*

- *To consider the report of the Audit Commission and the opinion of the auditor.*

- *To decide on appointment of a specialized registrar of the Company.*

- *To determine the nature, scope and method of protection of the information constituting commercial secrets.*

An annual general meeting of shareholders shall elect at least 9 members of the Board of Directors pursuant to this Charter of the Company for a one year term.
The persons elected to the Board of Directors may be subsequently re-elected for an unlimited number of terms.
The authority of members of the Board of Directors of the Company may be early terminated by decision of the general meeting of shareholders.
A decision of the general meeting of shareholders on early termination of the authority may be adopted only with regard to all members of the Board of Directors of the Company.
Members of the Board of Directors shall be elected by a cumulative vote.
Members of the Management Board of the Company shall not comprise the majority of the Board of Directors of the Company. The General Director may not at the same time be the Chairman of the Board of Directors of the Company.
Day-to-day activities of the Company shall be supervised by the General Director and the Management Board of the Company. The General Director shall simultaneously act as the Chairman of the Management Board of the Company. The General Director shall represent the opinion of the Management Board at meetings of the Board of Directors and at meetings of shareholders The General Director of the Company shall be the head of its Management Board and shall be appointed at a general meeting of shareholders for a five-year period.
The Management Board of the Company shall be established and early terminated by decision of the Board of Directors upon recommendation of the General Director.

The General Director of the Company shall have the authority to take decisions on all matters relating to the day-to-day management of the activities of the Company, except the matters which belong to the exclusive competence of the general meeting of shareholders, the Board of Directors and the Management Board of the Company.
The General Director shall cause the decisions of the general meeting of shareholders and the Board of Directors of the Company to be implemented.
The Management Board shall act on the basis of the Charter and the Regulations on the Management Board approved by the Board of Directors which shall establish the period and procedure of calling and holding its meetings and the procedure of taking decisions.
The following matters shall belong to the competence of the Management Board:

- *To consider current and prospective plans.*

- *To prepare proposals with regard to establishment and application of specialized funds and reserves.*

- *To consider proposals with regard to the tariff policies.*

- *To consider the matters related to the investment policies, to approve investment plans, to enter into transactions.*

- *To approve Regulations, instructions, Rules and any other internal regulations of the Company.*

- *To consider any other matters duly proposed by members of the Management Board.*

The number of members of the Management Board shall be determined and the Management Board shall be established upon recommendation of the General Director of the Company.
The rights and obligations of the General Director and members of the Management Board with regard to day-to-day management of the Company shall be specified by the Federal Law "On Joint Stock Companies", other laws of the Russian Federation, this Charter and the labor agreement (contract) with the Company to be entered into by each such person with the Company.
Members of the Board of Directors of the Company, the General Director and members of the Management Board shall be liable to the Company for the loss inflicted on the Company through their faulty actions or fail-

ure to act unless applicable laws provide for other grounds and scope of liability.

Competence of the general meeting of shareholders (participants) of the issuer pursuant to the charter (constituent documents):

The general meeting of shareholders shall be the supreme governing body of the Company. The Company shall hold its annual general meetings of shareholders once a year. Each annual general meeting of shareholders shall be held not earlier than two months and not later than six months following the end of the financial year of the Company. An annual general meeting of shareholders shall decide on election of members of the Board of Directors of the Company, its Audit Commission, approve the auditor of the Company, consider and approve the annual report, the balance sheets, the profit and loss statement and distribution of profits and losses submitted by the Board of Directors. Any general meeting of shareholders other than the annual meeting shall be an extraordinary meeting.

The following issues shall belong to the exclusive competence of the General Meeting of Shareholders:

1. *Amendments and supplements to the Charter of the Company or approval of a revised Charter.*

2. *Reorganization of the Company.*

3. *Liquidation of the Company, appointment of the liquidation commission and approval of the interim and final liquidation balance sheets.*

4. *Establishing the number of members of the Board of Directors, election and early termination of members of the Board of Directors.*

5. *Establishing the maximum registered capital.*

6. *Increase in the Charter Capital of the Company through increase in the nominal value of shares or through offering additional shares.*

7. *Decrease in the Company's Charter Capital through decrease in the nominal value of its shares, purchase of a portion of shares by the Company for the purposes of reducing their total number or redeeming partially paid shares, and through redemption of shares purchased or repurchased by the Company.*

8. *Election and early termination of the General Director.*

9. *Establishing the number of members of the Audit Commission of the Company, election and early termination of the members of the Audit Commission.*

10. *Approval of the Company's auditor.*

11. *Approval of annual reports, balance sheets and profit and loss statements of the Company and distribution of its income and loss.*

12. *Resolutions regarding waiver of the pre-emptive right of a shareholder to purchase the Company's shares or other securities convertible into shares.*

13. *The procedures of a general meeting (the rules).*

14. *Establishing the counting commission.*

15. *Determining the form in which the Company makes materials (information) available to shareholders, including selecting a periodical in the event any information shall be published.*

16. *Split and consolidation of shares.*

17. *Entering into transactions involving conflict of interests in the instances provided for in Article 12 of this Charter.*

18. *Entering into large transactions relating to acquisition and disposal of the assets of the Company:*

a. the value of which exceeds 50% of the book value of the Company's assets;

b. in the event the decision on a major transaction which involves the assets with the value equal to 25 through 50% of the book value of the Company's assets as of the date of the decision to enter into such transaction was not adopted unanimously by the Board of Directors.

19. *Purchase or repurchase by the Company of its outstanding shares in the instances provided for in the Federal Law "On Joint Stock Companies".*

20. *Participation in holding companies, financial and industrial groups.*

21. *Approval of the time (date), amount, form and method of payment of annual dividends on each category (type) of shares.*

22. *Approval of Regulations on the Board of Directors of the Company.*

23. *Approval of the Regulations of the Audit Commission of the Company.*

24. *Reimbursement out of the Company's funds of the expenses related to an extraordinary meeting called by persons requiring that such meeting be called.*

25. *The general meeting of shareholders may decide to pay no dividend on ordinary shares, to pay a partial dividend on preferred shares or to pay no dividend on each category of shares in the event the Company has had no net profit in the previous financial year.*

26. *Decisions on other issues provided for in the Federal Law "On Joint-Stock Companies" and this Charter.*

27. *Decisions on the matters referred to in Subsections 1 through 18 and Subsection 21 of the Charter belong to the exclusive competence of the general meeting of shareholders. The matters which belong to the exclusive competence of the general meeting of shareholders may not be delegated to the Board of Directors of the Company.*

28. *The general meeting of shareholders shall not have the right to consider and decide on any matters which do not belong to its competence.*

29. *Decisions on the matters referred to in Subsections 1 through 3, 5, 6, 12, 17 and 18 shall be adopted at a general meeting of shareholders by a three fourths majority of votes of holders of voting shares present at such general meeting of shareholders.*

30. *Decisions of the general meeting of shareholders on any other matter put to a vote shall be adopted by a majority of votes of holders of voting shares present at such general meeting of shareholders.*

31. *Decisions on the matters referred to in Subsections 2, 12, 14 through 19 and 21 shall be adopted at a general meeting of shareholders only if suggested by the Board of Directors of the Company.*

32. *The general meeting of shareholders shall not decide on the matters which are not on the agenda of a meeting or amend the agenda.*

Competence of the Board of Directors (Supervisory Board) of the issuer pursuant to the charter (constituent documents):

The Board of Directors of the Company shall perform the general management of the activities of the Company, except the matters which fall within the exclusive competence of the general meeting of shareholders.

The Board of Directors of the Company shall have the following exclusive competence:

1. *To determine the priority activities of the Company and to approve annual plans of financial and business operations of the Company.*

2. *To call annual and extraordinary general meetings except the events when the Board of Directors fails or refuses to call an extraordinary general meeting of shareholders.*

3. *To approve the agenda of a general meeting of shareholders.*

4. *To determine the date of closing the list of the shareholders having the right to participate in a general meeting and to decide on other matters in connection with preparation of such meetings which belong to the competence of the Board of Directors pursuant to Section 9.1. of the Charter and those related to preparation and holding a general meeting of shareholders.*

5. *To submit for decision of the general meeting matters referred to in Sections 9.2.2, 9.2.12, 9.2.14 and 9.2.21 of the Charter.*

6. *To adopt decisions on issuance of securities, to approve prospectuses and reports on the results of issuance of securities.*

7. *To offer bonds and other securities of the Company.*

8. *To determine the market value of the assets pursuant to Article 77 of the Federal Law "On Joint Stock Companies".*

9. *To repurchase outstanding shares, bonds and other securities of the Company.*

10. *To establish and terminate the Management Board of the Company and to determine the remuneration payable to members of the Management Board.*

11. *To recommend on the amount of remuneration payable to members of the Company's Audit Commission and to determine the remuneration of the auditor.*

12. *To recommend on the amount of dividends on shares and the procedure of payment thereof.*

13. *To apply the reserve fund and other funds of the Company.*

14. *To approve internal documents of the Company governing the matters which belong to the competence of the Board of Directors other than documents which shall be approved at the general meeting of shareholders.*

15. *To establish branches and to open representative offices of the Company and to terminate them.*

16. *To enter into large transactions related to purchase or disposal of the Company's assets the value of which amounts to 25 through 50% of the book value of the Company's assets.*

17. *To decide on participation (termination of participation or change in the interest) of the Company in other organizations or associations of commercial entities, including by purchase or sales of shares or interest in other entities, except decisions on participation in holding companies and financial and industrial groups.*

18. *To approve preliminarily any transaction or a series of related transactions in connection with direct or indirect disposal or potential disposal of any property of the Company the value of which amounts to 0.5 through 25 per cent of the book value of the Company's assets as of the date of the decision on such transactions carried out by the executive bodies of the Company.*

19. *To enter into transactions involving a conflict of interests in the events provided for in the Federal Law "On Joint Stock Companies" (Chapter XI).*

20. *To approve preliminarily the annual report, the balance sheet, the profit and loss statement, distribution of the income and loss.*

21. *To consider the report of the Audit Commission and the opinion of the auditor.*

22. *To decide on appointment of a specialized registrar of the Company.*

23. *To determine the nature, scope and method of protection of the information constituting commercial secrets.*

24. *To nominate members of the Counting Commission.*

25. *To determine the persons authorized to execute contracts (agreements) with the General Director and members of the Management Board.*

26. *To approve the terms of contracts (agreements) to be executed with the General Director and members of the Management Board.*

27. *To consider the remuneration payable to the General Director based on the results of operations.*

28. *To determine the person authorized to act as the General Director in the event the General Director is unable to act.*

29. *To terminate the contract (agreement) with the General Director in the event he is terminated early at a general meeting of shareholders.*

30. *Other matters provided for in the Federal Law "On Joint Stock Companies" and the Charter of the Company.*

The matters which belong to the exclusive competence of the Board of Directors of the Company may not be delegated to the executive body of the Company.

The Board of Directors may not adopt a decision to purchase the Company's shares in the event the nominal value of the Company's outstanding shares is less than 90% of the Charter Capital.

Decisions at meetings of the Board of Directors shall be adopted by a majority of votes present at the meeting, except decisions on large transactions involving the assets the value of which amounts to 25 through 50 per cent of the book value of the Company's assets. Decisions on such transactions shall be adopted unanimously by the members of the Board of Directors present at the meeting or taking part in absentee voting.

In the event the Board of Directors fails to reach a unanimous decision, such matter shall be referred for consideration to the general meeting of shareholders of the Company.

Competence of the issuer's individual and collective executive bodies pursuant to the charter (constituent documents):

The following matters shall belong to the competence of the Management Board:

1. *To consider current and prospective plans, reports and proposals with regard to implementation of the chartered goals and objectives of the Company, to implement decisions of general meetings and the Board of Directors, to submit relevant documents to the Board of Directors.*

2. *To prepare proposals with regard to establishment and application of specialized funds and reserves of the Company and to submit relevant documents to the Board of Directors.*

3. *To consider proposals with regard to the tariff policies of the Company.*

4. *To consider the matters related to the investment policies, to approve investment plans, to enter into transactions with the value of 10 through 25 per cent of the book value of the Company's assets at proposal of the General Director.*

5. *To approve, upon preliminary coordination with the Board of Directors, a transaction or a series of related transactions in connection with direct or indirect disposal or potential disposal by the Company of its assets with the value of 0.5 through 25 per cent of the book value of the Company's assets as of the date of the decision on such transactions.*

6. *To approve Regulations, instructions, Rules and any other internal regulations of the Company.*

7. *To consider any other matters duly proposed by members of the Management Board.*

The General Director of the Company shall have the authority to take decisions on all matters relating to the day-to-day management of the activities of the Company, except the matters which belong to the exclusive competence of the general meeting of shareholders, the Board of Directors and the Management Board of the Company. The General Director shall act on behalf of the Company without a power-of-attorney, including representing the interests of the Company, entering on behalf of the Company into transactions, concluding agreements, issuing powers-of-attorney, approving the Schedule of Positions, issuing orders binding upon all employees of the Company, executing any documents on behalf

of the executive bodies of the Company, acting as an executive manager with regard to development of the List of Information Constituting Commercial Secrets, issuing orders and giving instructions on compliance with the requirements of protection of commercial secrets.

The General Director shall simultaneously act as the Chairman of the Management Board of the Company.

The General Director shall represent the opinion of the Management Board at meetings of the Board of Directors and at meetings of shareholders.

The Management Board of the Company shall be established and early terminated by decision of the Board of Directors upon recommendation of the General Director.

The number of members of the Management Board shall be determined and the Management Board shall be established upon recommendation of the General Director of the Company.

Heads of the branches and representative offices shall be appointed by the Company's General Director and shall act on the basis of a power-of-attorney issued by the General Director.

The term of authority of the General Director shall commence as of the date when he is appointed at an annual general meeting of shareholders.

21. Members of the Board of Directors (Supervisory Board) of the issuer:

The Board of Directors
Chairman: ***Nail I. Ismailov***

Members of the Board of Directors:

Alexander Yu. Goncharuk
Born in ***1956***
Positions held in the past five years:
Period: ***1996 through 1998***
Entity: ***AOOT Joint Stock Financial Corporation Sistema***
Field of activity: ***information and consulting services***
Position: ***Vice President***

Period: *1998 through present time*
Entity: *ZAO System of Telecommunications, Information and Communications*
Field of activity: *communications*
Position: *General Director, member of the Board of Directors*

Period: *1998 through present time*
Entity: *AOOT Joint Stock Financial Corporation Sistema*
Field of activity: *information and consulting services*
Position: *member of the Board of Directors*

Period: *1999 through 2001*
Entity: *ZAO Moscow Telecommunications Corporation*
Field of activity: *communications*
Position: *member of the Board of Directors*

Period: *1998 through present time*
Entity: *Center-TS ZAO*
Field of activity: *communications*
Position: *General Director, member of the Board of Directors*

Period: *1998 through present time*
Entity: *MKNT & Co. OAO*
Field of activity: *investments*
Position: *member of the Board of Directors*

Period: *1999 through present time*
Entity: *Center-Telko ZAO*
Field of activity: *communications*
Position: *Chairman of the Board of Directors*

Period: *1999 through 2001*
Entity: *Center of Prospective Design Vympel-Sistema ZAO*
Field of activity: *communications*
Position: *member of the Board of Directors*

Period: *1999 through 2001*
Entity: *Radio and Technical Institution named after Academician A.L. Mints OAO*
Field of activity: *communications*
Position: *member of the Board of Directors*

Period: *1999 through 2001*

Entity: *AOOT NPK The Research Institute of Long-Distance Radio Communications*
Field of activity: *communications*
Position: *member of the Board of Directors*

Period: *2000 through 2001*
Entity: *NPK High Technologies and Strategic Systems ZAO*
Field of activity: *communications*
Position: *member of the Board of Directors*

Period: *2000 through 2001*
Entity: *Research and Technical Enterprise Intellect Telecom ZAO*
Field of activity: *communications*
Position: *member of the Board of Directors*

Period: *2000 through 2001*
Entity: *The Information System for Business ZAO*
Field of activity: *information*
Position: *member of the Board of Directors*

Period: *2000 through present time*
Entity: *Invest-Svyaz-Holding ZAO*
Field of activity: *communications*
Position: *member of the Board of Directors*

Period: *1999 through 2001*
Entity: *Comstar ZAO*
Field of activity: *communications*
Position: *member of the Board of Directors*

Period: *2000 through 2001*
Entity: *E-Sistema.RU ZAO*
Field of activity: *communications*
Position: *member of the Board of Directors*

Period: *2000 through present time*
Entity: *Scientific Center Concern OAO*
Field of activity: *research and design*
Position: *member of the Board of Directors*

Period: *2000 through present time*
Entity: *Moscow Cellular Communications OAO*
Field of activity: *communications*

Position: *Chairman of the Board of Directors*

Period: *2000 through 2001*
Entity: *MS-Tel OAO*
Field of activity: *communications*
Position: *member of the Board of Directors*

Period: *2000 through present time*
Entity: *MTU-Inform ZAO*
Field of activity: *communications*
Position: *Chairman of the Board of Directors*

Period: *2000 through 2001*
Entity: *Radio Technical and Information Systems Concern OAO*
Field of activity: *communications*
Position: *member of the Board of Directors*

Period: *2001 through present time*
Entity: *Open Joint Stock Company Telecom XXI*
Field of activity: *communications*
Position: *member of the Board of Directors*

Interest in the issuer's charter capital: ***no***
Interest held in the issuer's subsidiary or dependent company: ***no***

Remuneration paid out in the reporting quarter:
Salary (RUR): ***0***
Bonuses (RUR): ***0***
Commission (RUR): ***0***
Other remuneration in kind (RUR): ***55,267***
Total (RUR): 55,267

Nail I. Ismailov
Born in ***1939***
Positions held in the past five years:
Period: *1996 through 1999*
Entity: *OAO Communications Investment Company*
Field of activity: *communications*
Position: *General Director*

Period: *1999 through present time*
Entity: *JSC Moscow City Telephone Network*
Field of activity: *communications*
Position: *Chairman of the Board of Directors*

Interest in the issuer's charter capital: ***no***
Interest held in the issuer's subsidiary or dependent company***: no***

Remuneration paid out in the reporting quarter:
Salary (RUR): ***0***
Bonuses (RUR): ***0***
Commission (RUR): ***0***
Other remuneration in kind (RUR): ***69,084***
Total (RUR): ***69,084***

Vladimir S. Lagutin
Born in ***1947***
Positions held in the past five years:
Period: ***1996 through present time***
Entity: ***JSC Moscow City Telephone Network***
Field of activity: ***communications***
Position: ***General Director***

Period: ***1998 through present time***
Entity: ***Comstar ZAO***
Field of activity: ***communications***
Position: ***Chairman of the Board of Directors***

Period: ***1998 through present time***
Entity: ***Telmos ZAO***
Field of activity: ***communications***
Position: ***Chairman of the Board of Directors***

Period: ***1998 through present time***
Entity: ***Center-TS ZAO***
Field of activity: ***communications***
Position: ***Chairman of the Board of Directors***

Period: ***2000 through present time***
Entity: ***Petrodvor ZAO***
Field of activity: ***leasing out real estate***
Position: ***Chairman of the Board of Directors***

Interest in the issuer's charter capital: ***0.03617%***
Interest held in the issuer's subsidiary or dependent company***: no***

Remuneration paid out in the reporting quarter:
Salary (RUR): ***164,639***

Bonuses (RUR): *139,267*
Commission (RUR): ***0***
Other remuneration in kind (RUR): ***0***
Total (RUR): *303,909*

Alexander V. Lopatin
Born in ***1964***
Positions held in the past five years:
Period: ***1996 through 1999***
Entity: ***RAO UES of Russia***
Field of activity: ***power engineering***
Position: ***Treasurer***

Period: ***1999 through present time***
Entity: ***OAO Communications Investment Company***
Field of activity: ***communications***
Position: ***Deputy General Director***

Period: ***2001 through present time***
Entity: ***ZAO MobiTel***
Field of activity: ***construction of communications facilities***
Position: ***member of the Board of Directors***

Period: ***2000 through present time***
Entity: ***OAO Communications Investment Company***
Field of activity: ***investments into communications***
Position: ***member of the Management Board***

Period: ***2000 through present time***
Entity: ***OAO The Central Telegraph Office***
Field of activity: ***communications***
Position: ***Chairman of the Board of Directors***

Period: ***2001 through present time***
Entity: ***OAO Khantymansiyskorktelecom***
Field of activity: ***communications***
Position: ***Chairman of the Board of Directors***

Period: ***2001 through present time***
Entity: ***OAO ROSTELECOM***
Field of activity: ***communications***
Position: ***member of the Board of Directors***

Period: ***2001 through present time***

Entity: ***OAO The Central Telecommunications Company***
Field of activity: ***communications***
Position: ***member of the Board of Directors***

Interest in the issuer's charter capital: ***no***
Interest held in the issuer's subsidiary or dependent company***: no***

Remuneration paid out in the reporting quarter:
Salary (RUR): *55,267*
Bonuses (RUR): ***0***
Commission (RUR): ***0***
Other remuneration in kind (RUR): ***0***
Total (RUR): *55,267*

Yevgeny G. Novitsky
Born in ***1958***
Positions held in the past five years:

Period: ***1998 through present time***
Entity: ***AOOT Joint Stock Financial Corporation Sistema***
Field of activity: ***information and consulting services***
Position: ***President, member of the Board of Directors***

Period: ***1998 through present time***
Entity: ***Sistema-Invest ZAO***
Field of activity: ***information and consulting services***
Position: ***member of the Board of Directors***

Period: ***1998 through present time***
Entity: ***Region Joint Stock Company of Scientific and Technical Development OAO***
Field of activity: ***information services***
Position: ***member of the Board of Directors***

Period: ***1998 through present time***
Entity: ***Scientific Center Concern OAO***
Field of activity: ***research and design***
Position: ***member of the Board of Directors***

Period: ***1998 through present time***
Entity: ***Mobile TeleSystems OAO***
Field of activity: ***communications***
Position: ***member of the Board of Directors***

Period: *1999 through 2001*
Entity: *MKNT & Co. OAO*
Field of activity: *investments*
Position: *member of the Board of Directors*

Period: *1999 through present time*
Entity: *OAO Russian Insurance People's Company (ROSNO)*
Field of activity: *insurance*
Position: *member of the Board of Directors*

Period: *1999 through 2001*
Entity: *Sistema-Neft OAO*
Field of activity: *oil recovery and refining*
Position: *member of the Board of Directors*

Period: *1999 through 2001*
Entity: *OAO The "Mass Media Systems" Media-Center Mass Media and Advertising Concern*
Field of activity: *mass media*
Position: *member of the Board of Directors*

Period: *1998 through present time*
Entity: *ZAO System of Telecommunications, Information and Communications*
Field of activity: *communications*
Position: *Chairman of the Board of Directors*

Period: *1999 through 2001*
Entity: *OAO AKB Moscow Bank of Reconstruction and Development*
Field of activity: *banking*
Position: *member of the Board of Directors*

Period: *1999 through 2001*
Entity: *OAO Angstrem*
Field of activity: *electronics*
Position: *member of the Board of Directors*

Period: *1999 through 2001*
Entity: *ZAO Olympic System*
Field of activity: *information and consulting services*
Position: *member of the Board of Directors*

Period: *2000 through 2001*

Entity: *ZAO NPK High Technologies and Strategic Systems*
Field of activity: *communications*
Position: *member of the Board of Directors*

Period: *2000 through 2001*
Entity: *Simet-M ZAO*
Field of activity: *metal constructions*
Position: *member of the Board of Directors*

Period: *2000 through 2001*
Entity: *ZAO Information Systems for Business*
Field of activity: *information*
Position: *member of the Board of Directors*

Period: *2000 through 2001*
Entity: *ZAO Invest-Svyaz-Holding*
Field of activity: *communications*
Position: *member of the Board of Directors*

Period: *2000 through 2001*
Entity: *ZAO Ankey/Holding*
Field of activity: *information*
Position: *member of the Board of Directors*

Period: *1999 through 2001*
Entity: *OAO Kvant*
Field of activity: *electronics*
Position: *member of the Board of Directors*

Period: *2000 through present time*
Entity: *OAO Radio Technical and Information Systems Concern*
Field of activity: *communications*
Position: *member of the Board of Directors*

Period: *1999 through 2001*
Entity: *ZAO Metropolis Publishing and Advertising Group*
Field of activity: *mass media*
Position: *member of the Board of Directors*

Period: *2001 through present time*
Entity: *OAO Telecom XXI*
Field of activity: *communications*
Position: *member of the Board of Directors*

Period: *2001 through present time*
Entity: *ZAO Sistema-Gals*
Field of activity: *construction*
Position: *member of the Board of Directors*

Period: *2001 through present time*
Entity: *ZAO Bolshaya Ordynka*
Field of activity: *construction*
Position: *member of the Board of Directors*

Interest in the issuer's charter capital: ***no***
Interest held in the issuer's subsidiary or dependent company: ***no***

Remuneration paid out in the reporting quarter:
Salary (RUR): *55,267*
Bonuses (RUR): ***0***
Commission (RUR): ***0***
Other remuneration in kind (RUR): ***0***
Total (RUR): *55,267*

Semyon V. Rabovsky
Born in ***1954***
Positions held in the past five years:
Period: ***1996 through 2001***
Entity: ***JSC Moscow City Telephone Network***
Field of activity: ***communications***
Position: ***First Deputy General Director, Head of the Customer Services Department***

Period: ***2001 through present time***
Entity: ***JSC Moscow City Telephone Network***
Field of activity: ***communications***
Position: ***First Deputy General Director***

Period: ***1999 through 2001***
Entity: ***AMT ZAO***
Field of activity: ***communications***
Position: ***Chairman of the Board of Directors***

Period: ***1999 through present time***
Entity: ***ZAO Golden Line***
Field of activity: ***communications***
Position: ***Chairman of the Board of Directors***

Interest in the issuer's charter capital: ***0.01321%***
Interest held in the issuer's subsidiary or dependent company*:*
Name: ***ZAO Research and Technical Center Komset***
Interest: ***1.8%***

Remuneration paid out in the reporting quarter:
Salary (RUR): ***175,543***
Bonuses (RUR): ***93,670***
Commission (RUR): ***0***
Other remuneration in kind (RUR): ***0***
Total (RUR): ***269,212***

Irina M. Ragozina
Born in ***1950***
Positions held in the past five years:
Period: ***1996 through 1997***
Entity: ***OAO Communications Investment Company***
Field of activity: ***communications***
Position: ***Deputy Head of the Securities and Stockholdings Management Service***

Period: ***1997 through present time***
Entity: ***OAO Communications Investment Company***
Field of activity: ***communications***
Position: ***Head of the Stockholdings Management Service, Director of the Corporate Management Department***

Period: ***2001 through present time***
Entity: ***OAO Svyazinform of the Chelyabinsk Region***
Field of activity: ***communications***
Position: ***Chairperson of the Board of Directors***

Period: ***2001 through present time***
Entity: ***OAO PTS***
Field of activity: ***communications***
Position: ***member of the Board of Directors***

Period: ***2001 through present time***
Entity: ***OAO Kamchatskssvyazinform***
Field of activity: ***communications***
Position: ***Chairperson of the Board of Directors***

Period: ***2001 through present time***
Entity: ***OAO Electrical Communications of the Kurgan Region***

Field of activity: *communications*
Position: *member of the Board of Directors*

Interest in the issuer's charter capital: ***no***
Interest held in the issuer's subsidiary or dependent company***: no***

Remuneration paid out in the reporting quarter:
Salary (RUR): ***0***
Bonuses (RUR): ***0***
Commission (RUR): ***0***
Other remuneration in kind (RUR): ***55,267***
Total (RUR): ***55,267***

Vasily V. Sidorov
Born in ***1971***
Positions held in the past five years:

Period: ***1996 through 1997***
Entity: ***Columbus Capital***
Field of activity: ***financial advice***
Position: ***Director***

Period: ***1997 through 2000***
Entity: ***OAO Communications Investment Company***
Field of activity: ***communications***
Position: ***Deputy General Director***

Period: ***2000 through present time***
Entity: ***ZAO System of Telecommunications, Information and Communications***
Field of activity: ***communications***
Position: ***First Deputy General Director***

Period: ***2001 through present time***
Entity: ***Comstar ZAO***
Field of activity: ***communications***
Position: ***member of the Board of Directors***

Period: ***2001 through present time***
Entity: ***JSC Moscow City Telephone Network***
Field of activity: ***communications***
Position: ***member of the Board of Directors***

Period: ***2001 through present time***

Entity: *ZAO Telmos*
Field of activity: *communications*
Position: *member of the Board of Directors*

Period: *2001 through present time*
Entity: *OAO Research and Technical Enterprise Intellect Telecom*
Field of activity: *research and design in communications*
Position: *member of the Board of Directors*

Period: *2001 through present time*
Entity: *ZAO MTU-Intel*
Field of activity: *communications*
Position: *member of the Board of Directors*

Period: *2001 through present time*
Entity: *PTT-Teleport Moscow ZAO*
Field of activity: *communications*
Position: *member of the Board of Directors*

Period: *2001 through present time*
Entity: *ZAO Moscow Telecommunications Corporation*
Field of activity: *communications*
Position: *member of the Board of Directors*

Period: *2001 through present time*
Entity: *ZAO Inter-Regional TransitTelecom*
Field of activity: *communications*
Position: *member of the Board of Directors*

Period: *2001 through present time*
Entity: *ZAO MTU-Inform Company*
Field of activity: *communications*
Position: *member of the Board of Directors*

Period: *2001 through present time*
Entity: *ZAO Personal Communications*
Field of activity: *communications*
Position: *Chairman of the Board of Directors*

Period: *2001 through present time*
Entity: *Golden Line ZAO*
Field of activity: *communications*
Position: *member of the Board of Directors*

Interest in the issuer's charter capital: ***no***
Interest held in the issuer's subsidiary or dependent company***: no***

Remuneration paid out in the reporting quarter:
Salary (RUR): ***0***
Bonuses (RUR): ***0***
Commission (RUR): ***0***
Other remuneration in kind (RUR): ***55,267***
Total (RUR): ***55,267***

Valery N. Yashin
Born in ***1941***
Positions held in the past five years:
Period: ***1996 through 1999***
Entity: ***OAO The Petersburg Telephone Network***
Field of activity: ***communications***
Position: ***General Director***

Period: ***1999 through present time***
Entity: ***OAO Communications Investment Company***
Field of activity: ***investments into communications***
Position: ***General Director***

Period: ***2001 through present time***
Entity: ***ZAO The Saint-Petersburg Pay Telephones***
Field of activity: ***communications***
Position: ***member of the Board of Directors***

Period: ***2000 through present time***
Entity: ***OAO Communications Investment Company***
Field of activity: ***investments into communications***
Position: ***Chairman of the Management Board***

Period: ***2001 through present time***
Entity: ***ZAO MobiTel***
Field of activity: ***construction of communications facilities***
Position: ***member of the Board of Directors***

Period: ***2001 through present time***
Entity: ***OAO Svyazinvest-Media***
Field of activity: ***communications***
Position: ***Chairman of the Board of Directors***

Period: *2001 through present time*
Entity: *OAO ROSTELECOM*
Field of activity: *investments into communications*
Position: *Chairman of the Board of Directors*

Period: *2001 through present time*
Entity: *OAO The Central Telecommunications Company*
Field of activity: *communications*
Position: *Chairman of the Board of Directors*

Period: *2001 through present time*
Entity: *OAO Telecominvest*
Field of activity: *communications*
Position: *Chairman of the Board of Directors*

Period: *2001 through present time*
Entity: *OAO The Petersburg Telephone Network*
Field of activity: *communications*
Position: *member of the Board of Directors*

Period: *2001 through present time*
Entity: *OAO RTComm.RU*
Field of activity: *communications*
Position: *Chairman of the Board of Directors*

Period: *2001 through present time*
Entity: *OAO Electrical Communications of the Orel Region*
Field of activity: *communications*
Position: *Chairman of the Board of Directors*

Interest in the issuer's charter capital: ***no***
Interest held in the issuer's subsidiary or dependent company: ***no***

Remuneration paid out in the reporting quarter:
Salary (RUR): ***0***
Bonuses (RUR): ***0***
Commission (RUR): ***0***
Other remuneration in kind (RUR): ***55,267***
Total (RUR): ***55,267***

Vadim S. Degtyarev
Born in ***1975***
Positions held in the past five years:

Period: *1994 through 1997*
Entity: *CT Bowring Ltd (Marsh and McLennan)*
Field of activity: *insurance*
Position: *insurance agent*

Period: *1997 through present time*
Entity: *Brunswick Capital Management*
Field of activity: *investments*
Position: *Fund Manager*

Period: *2001 through present time*
Entity: *OAO Samarasvyazinform*
Field of activity: *communications*
Position: *member of the Board of Directors*

Period: *2001 through present time*
Entity: *OAO TsUM*
Field of activity: *commerce*
Position: *member of the Board of Directors*

Interest in the issuer's charter capital: ***no***
Interest held in the issuer's subsidiary or dependent company: ***no***

Remuneration paid out in the reporting quarter:
Salary (RUR): *0*
Bonuses (RUR): *0*
Commission (RUR): *0*
Other remuneration in kind (RUR): *55,267*
Total (RUR): *55,267*

Georgy A. Romsky
Born in ***1956***
Positions held in the past five years:
Period: *1996 through 2000*
Entity: *OAO The Saint Petersburg Domestic Long-Distance and International Telephone*
Field of activity: *communications*
Position: *Technical Director*

Period: *2000 through present time*
Entity: *OAO Communications Investment Company*
Field of activity: *investments into communications*
Position: *member of the Management Board*

Period: *2001 through present time*
Entity: *OAO Uraltelecom of the Sverdlovsk Region*
Field of activity: *communications*
Position: *member of the Board of Directors*

Period: *2001 through present time*
Entity: *OAO Giprosvyaz*
Field of activity: *communications*
Position: *Chairman of the Board of Directors*

Period: *2001 through present time*
Entity: *OAO Electrical Communications of the Kaliningrad Region*
Field of activity: *communications*
Position: *member of the Board of Directors*

Period: *2001 through present time*
Entity: *OAO The Kuban Electrical Communications*
Field of activity: *communications*
Position: *member of the Board of Directors*

Interest in the issuer's charter capital: *no*
Interest held in the issuer's subsidiary or dependent company: *no*

Remuneration paid out in the reporting quarter:
Salary (RUR): *0*
Bonuses (RUR): *0*
Commission (RUR): *0*
Other remuneration in kind (RUR): *55,267*
Total (RUR): *55,267*

Anton I. Osipchuk
Born in *1967*
Positions held in the past five years:

Period: *1996 through 1996*
Entity: *AKB Incombank of Saint Petersburg*
Field of activity: *banking*
Position: *Head of the Profit Center for operations with securities and consulting on investments and finance*

Period: *1996 through 1997*
Entity: *OAO AB Incombank*
Field of activity: *banking*

Position: *Deputy Manager*

Period: *1997 through 2000*
Entity: *OAO Telecominvest*
Field of activity: *investments*
Position: *Deputy General Director for Economy and Finance*

Period: *2000 through present time*
Entity: *OAO Communications Investment Company*
Field of activity: *investments*
Position: *First Deputy General Director*

Period: *2000 through present time*
Entity: *OAO Communications Investment Company*
Field of activity: *investments into communications*
Position: *member of the Management Board*

Period: *2001 through present time*
Entity: *OAO PTS*
Field of activity: *communications*
Position: *member of the Board of Directors*

Period: *2001 through present time*
Entity: *ZAO MobiTel*
Field of activity: *communications*
Position: *member of the Board of Directors*

Period: *2001 through present time*
Entity: *OAO ROSTELECOM*
Field of activity: *communications*
Position: *member of the Board of Directors*

Period: *2001 through present time*
Entity: *ZAO North-West Telecombank*
Field of activity: *banking*
Position: *member of the Board of Directors*

Period: *2001 through present time*
Entity: *OAO The South Telecommunications Company*
Field of activity: *communications*
Position: *member of the Board of Directors*

Period: *2001 through present time*
Entity: *OAO RTComm.RU*

Field of activity: ***communications***
Position: ***member of the Board of Directors***

Period: ***2001 through present time***
Entity: ***OAO Svyazinform of the Samara Region***
Field of activity: ***communications***
Position: ***Chairman of the Board of Directors***

Period: ***2001 through present time***
Entity: ***OAO Uralsvyazinform of the Perm Region***
Field of activity: ***communications***
Position: ***Chairman of the Board of Directors***

Period: ***2001 through present time***
Entity: ***OAO Nizhegorodsvyazinform***
Field of activity: ***communications***
Position: ***Chairman of the Board of Directors***

Interest in the issuer's charter capital: ***no***
Interest held in the issuer's subsidiary or dependent company: ***no***

Remuneration paid out in the reporting quarter:
Salary (RUR): ***0***
Bonuses (RUR): ***0***
Commission (RUR): ***0***
Other remuneration in kind (RUR): ***55,267***
Total (RUR): ***55,267***

22. Individual and collective corporate bodies and officials of the issuer's manager

The issuer's individual executive body and members of the collective executive body:

Vladimir S. Lagutin
Born in ***1947***
Positions held in the past five years:
Period: ***1996 through present time***
Entity: ***JSC Moscow City Telephone Network***
Field of activity: ***communications***
Position: ***General Director***

Period: ***1998 through present time***
Entity: ***Comstar ZAO***
Field of activity: ***communications***

Position: ***Chairman of the Board of Directors***

Period: ***1998 through present time***
Entity: ***Telmos ZAO***
Field of activity: ***communications***
Position: ***Chairman of the Board of Directors***

Period: ***1998 through present time***
Entity: ***Center-TS ZAO***
Field of activity: ***communications***
Position: ***Chairman of the Board of Directors***

Period: ***2000 through present time***
Entity: ***Petrodvor ZAO***
Field of activity: ***leasing out real estate***
Position: ***Chairman of the Board of Directors***

Interest in the issuer's charter capital: ***0.03617%***
Interest held in the issuer's subsidiary or dependent company***: no***

Remuneration paid out in the reporting quarter:
Salary (RUR): ***164,639***
Bonuses (RUR): ***139,267***
Commission (RUR): ***0***
Other remuneration in kind (RUR): ***0***
Total (RUR): ***303,906***

Irina R. Borisenkova
Born in ***1963***
Positions held in the past five years:

Period: ***1996 through 1997***
Entity: ***Kit TOO***
Field of activity: ***wood processing***
Position: ***Chief Accountant***

Period: ***1997 through 1997***
Entity: ***OOO Evrostroykomplekt***
Field of activity: ***construction***
Position: ***Finance Director***

Period: ***1998 through 2000***
Entity: ***OAO Moscow City Telephone Network***
Field of activity: ***communications***

Position: *Finance Comptroller, First Deputy Chief Accountant*

Period: *2000 through present time*
Entity: *OAO Moscow City Telephone Network*
Field of activity: *communications*
Position: *Chief Accountant*

Interest in the issuer's charter capital: *no*
Interest held in the issuer's subsidiary or dependent company: *no*

Remuneration paid out in the reporting quarter:
Salary (RUR): *130,768*
Bonuses (RUR): *6,010*
Commission (RUR): *0*
Other remuneration in kind (RUR): *136,778*
Total (RUR): *121,758*

Vladimir A. Afonin
Born in ***1939***
Positions held in the past five years:
Period: *1996 through 1997*
Entity: *JSC Moscow City Telephone Network*
Field of activity: *telecommunications*
Position: *Executive Officer*

Period: *1997 through present time*
Entity: *JSC Moscow City Telephone Network*
Field of activity: *telecommunications*
Position: *Personnel Manager*

Interest in the issuer's charter capital: *0.000313%*
Interest held in the issuer's subsidiary or dependent company: *no*

Remuneration paid out in the reporting quarter:
Salary (RUR): *132,734*
Bonuses (RUR): *83,519*
Commission (RUR): *0*
Other remuneration in kind (RUR): *0*
Total (RUR): *216,253*

Rashit M. Zamaldinov
Born in ***1954***
Positions held in the past five years:

Period: *1996 through present time*
Entity: *JSC Moscow City Telephone Network*
Field of activity: *communications*
Position: *Deputy General Director, Head of UASiT*

Period: *2000 through present time*
Entity: *Mediatel ZAO*
Field of activity: *communications*
Position: *member of the Board of Directors*

Interest in the issuer's charter capital: ***no***
Interest held in the issuer's subsidiary or dependent company: ***no***

Remuneration paid out in the reporting quarter:
Salary (RUR): *135,720*
Bonuses (RUR): *31,876*
Commission (RUR): ***0***
Other remuneration in kind (RUR): ***0***
Total (RUR): *167,596*

Valentina Ya. Irzhova
Born in *1946*
Positions held in the past five years:
Period: *1996 through 1997*
Entity: *JSC Moscow City Telephone Network*
Field of activity: *communications*
Position: *Head of the legal division*

Period: *1997 through present time*
Entity: *JSC Moscow City Telephone Network*
Field of activity: *communications*
Position: *Head of the Law Department*

Period: *1999 through 2001*
Entity: *PTT-Teleport Moscow ZAO*
Field of activity: *communications*
Position: *member of the Board of Directors*

Period: *2001 through present time*
Entity: *MTU-Inform ZAO*
Field of activity: *telecommunications*
Position: *member of the Board of Directors*

Interest in the issuer's charter capital: *0.00063%*

Interest held in the issuer's subsidiary or dependent company: ***no***

Remuneration paid out in the reporting quarter:
Salary (RUR): *128,569*
Bonuses (RUR): *4,854*
Commission (RUR): ***0***
Other remuneration in kind (RUR): ***0***
Total (RUR): *133,323*

Alexander K. Zhilin
Born in ***1946***
Positions held in the past five years:
Period: ***1996 through 1999***
Entity: ***the Federal Security Service of the Russian Federation***
Field of activity: ***military service***
Position: ***military man***

Period: ***2000 through present time***
Entity: ***OAO Moscow City Telephone Network***
Field of activity: ***communications***
Position: ***Deputy General Director, Chief of the Security Service***

Period: ***2000 through present time***
Entity: ***ZAO Special Information Service***
Field of activity: ***research, design and project development***
Position: ***Member of the Board of Directors***

Interest in the issuer's charter capital: ***no***
Interest held in the issuer's subsidiary or dependent company: ***no***

Remuneration paid out in the reporting quarter:
Salary (RUR): *115,832*
Bonuses (RUR): *5,752.5*
Commission (RUR): ***0***
Other remuneration in kind (RUR): ***0***
Total (RUR): *115,832*

Vladimir O. Kostrov
Born in ***1960***
Positions held in the past five years:
Period: ***1996 through present time***
Entity: ***JSC Moscow City Telephone Network***
Field of activity: ***communications***
Position: ***Chief Operating Officer***

Period: *1999 through present time*
Entity: *City-Telecom ZAO*
Field of activity: *communications*
Position: *member of the Board of Directors*

Interest in the issuer's charter capital: *0.0001%*
Interest held in the issuer's subsidiary or dependent company: *no*

Remuneration paid out in the reporting quarter:
Salary (RUR): *120,614*
Bonuses (RUR): *30,917*
Commission (RUR): *0*
Other remuneration in kind (RUR): *0*
Total (RUR): *151,531*

Sergey N. Ksenofontov
Born in *1955*
Positions held in the past five years:
Period: *1996 through 1999*
Entity: *Moscow Technical University of Communications and Information*
Field of activity: *education*
Position: *Dean, Faculty of Multi-Channel Telecommunications*

Period: *1999 through present time*
Entity: *JSC Moscow City Telephone Network*
Field of activity: *communications*
Position: *Head of the Capital Construction Department*

Interest in the issuer's charter capital: *no*
Interest held in the issuer's subsidiary or dependent company: *no*

Remuneration paid out in the reporting quarter:
Salary (RUR): *111,825*
Bonuses (RUR): *0*
Commission (RUR): *0*
Other remuneration in kind (RUR): *0*
Total (RUR): *111,825*

Yuri M. Kulikov
Born in *1949*
Positions held in the past five years:
Period: *1996 through present time*

Entity: ***JSC Moscow City Telephone Network***
Field of activity: ***communications***
Position: ***Division Manager***

Period: ***1998 through present time***
Entity: ***OAO Holiday Hotel Priazovye***
Field of activity: ***services (treatment and recreation)***
Position: ***Chairman of the Board of Directors***

Interest in the issuer's charter capital: ***0.0306%***
Interest held in the issuer's subsidiary or dependent company: ***no***

Remuneration paid out in the reporting quarter:
Salary (RUR): ***111.825***
Bonuses (RUR): ***1,000***
Commission (RUR): ***0***
Other remuneration in kind (RUR): ***0***
Total (RUR): ***111,825***

Viktor S. Panov
Born in ***1950***
Positions held in the past five years:
Period: ***1996 through present time***
Entity: ***JSC Moscow City Telephone Network***
Field of activity: ***communications***
Position: ***Deputy General Director, Head of the Department of Technical Operation of Telecommunications***

Period: ***1998 through present time***
Entity: ***Comstar ZAO***
Field of activity: ***communications***
Position: ***member of the Board of Directors***

Interest in the issuer's charter capital: ***0.00767%***
Interest held in the issuer's subsidiary or dependent company:
Name: ***ZAO Research and Technical Center Komset***
Interest: ***1.8%***

Remuneration paid out in the reporting quarter:
Salary (RUR): ***170,629***
Bonuses (RUR): ***14,450***
Commission (RUR): ***0***
Other remuneration in kind (RUR): ***0***
Total (RUR): ***185,079***

Semyon V. Rabovsky
Born in ***1954***
Positions held in the past five years:

Period: ***1996 through 2001***
Entity: ***JSC Moscow City Telephone Network***
Field of activity: ***communications***
Position: ***First Deputy General Director, Head of the Customer Services Department***

Period: ***2001 through present time***
Entity: ***JSC Moscow City Telephone Network***
Field of activity: ***communications***
Position: ***First Deputy General Director***

Period: ***1999 through present time***
Entity: ***Golden Line ZAO***
Field of activity: ***communications***
Position: ***Chairman of the Board of Directors***

Period: ***1999 through present time***
Entity: ***AMT ZAO***
Field of activity: ***communications***
Position: ***Chairman of the Board of Directors***

Interest in the issuer's charter capital: ***0.01321%***
Interest held in the issuer's subsidiary or dependent company:
Name: ***ZAO Research and Technical Center Komset***
Interest: ***1.8%***

Remuneration paid out in the reporting quarter:
Salary (RUR): ***175,543***
Bonuses (RUR): ***93,670***
Commission (RUR): ***0***
Other remuneration in kind (RUR): ***0***
Total (RUR): ***269,213***

Nikolay V. Savlukov
Born in ***1958***
Positions held in the past five years:
Period: ***1996 through 2000***
Entity: ***JSC Moscow City Telephone Network***
Field of activity: ***communications***

Position: *Deputy General Director, head of the security service*

Period: *2000 through present time*
Entity: *JSC Moscow City Telephone Network*
Field of activity: *communications*
Position: *Deputy General Director, Head of UIRIS*

Period: *1999 through present time*
Entity: *Research and Technical Center Komset ZAO*
Field of activity: *communications*
Position: *member of the Board of Directors*

Interest in the issuer's charter capital: ***0.00214%***
Interest held in the issuer's subsidiary or dependent company: ***no***

Remuneration paid out in the reporting quarter:
Salary (RUR): ***146,088***
Bonuses (RUR): ***6,055***
Commission (RUR): ***0***
Other remuneration in kind (RUR): ***0***
Total (RUR): ***152,143***

Igor A. Solomatnikov
Born in ***1946***
Positions held in the past five years:
Period: *1996 through present time*
Entity: *JSC Moscow City Telephone Network*
Field of activity: *communications*
Position: *Division Manager*

Period: *2000 through present time*
Entity: *MTK-Trunk ZAO*
Field of activity: *communications*
Position: *member of the Board of Directors*

Period: *1999 through present time*
Entity: *PTT-Teleport Moscow ZAO*
Field of activity: *communications*
Position: *member of the Board of Directors*

Interest in the issuer's charter capital: ***0.08581%***
Interest held in the issuer's subsidiary or dependent company: ***no***

Remuneration paid out in the reporting quarter:

Salary (RUR): *116,415*
Bonuses (RUR): *0*
Commission (RUR): *0*
Other remuneration in kind (RUR): *0*
Total (RUR): *116,415*

Viktor A. Chervony
Born in *1956*
Positions held in the past five years:
Period: *1996 through 1997*
Entity: *JSC Moscow City Telephone Network*
Field of activity: *communications*
Position: *Deputy Chief Accountant for Financial Control*

Period: *1997 through 2000*
Entity: *JSC Moscow City Telephone Network*
Field of activity: *communications*
Position: *First Deputy Chief Accountant*

Period: *2000 through present time*
Entity: *JSC Moscow City Telephone Network*
Field of activity: *communications*
Position: *Deputy General Director, Head of the Economy and Finance Department*

Period: *2000 through present time*
Entity: *AKB LINK-Bank OAO*
Field of activity: *banking*
Position: *member of the Board of Directors*

Period: *2000 through present time*
Entity: *Petrodvor ZAO*
Field of activity: *leasing out real estate*
Position: *member of the Board of Directors*

Period: *2000 through present time*
Entity: *OAO AKB Moscow Bank of Reconstruction and Development*
Field of activity: *banking*
Position: *member of the Board of Directors*

Period: *2001 through present time*
Entity: *AMT ZAO*
Field of activity: *communications*

Position: *member of the Board of Directors*

Period: *2001 through present time*
Entity: *MTU-Inform ZAO*
Field of activity: *communications*
Position: *member of the Board of Directors*

Interest in the issuer's charter capital: *no*
Interest held in the issuer's subsidiary or dependent company: *no*

Remuneration paid out in the reporting quarter:
Salary (RUR): *131,726*
Bonuses (RUR): *6,055*
Commission (RUR): *0*
Other remuneration in kind (RUR): *0*
Total (RUR): *137,781*

Vladimir I. Sutyagin
Born in *1945*

Positions held in the past five years:
Period: *1996 through 2000*
Entity: *JSC Moscow City Telephone Network, UITO Service*
Field of activity: *communications*
Position: *Deputy Head of UITO Service for General Matters and Commercial Operations*

Period: *2000 through present time*
Entity: *JSC Moscow City Telephone Network*
Field of activity: *communications*
Position: *Deputy General Director, Head of UITO Service*

Period: *2001 through present time*
Entity: *OOO Medicom-33*
Field of activity: *medicine*
Position: *Member of the Board of Directors*

Interest in the issuer's charter capital: *0.002036%*
Interest held in the issuer's subsidiary or dependent company: *no*

Remuneration paid out in the reporting quarter:
Salary (RUR): *136,855*
Bonuses (RUR): *5,000*
Commission (RUR): *0*

Other remuneration in kind (RUR): ***0***
Total (RUR): ***141,855***

The person acting as the issuer's individual executive body:
Vladimir S. Lagutin

23. Remuneration paid to members of the Board of Directors (Supervisory Board) and other officials of the issuer.

The remuneration paid to all officials listed in Sections 21 and 22 for the reporting period amounted to, in the aggregate:

Salary: ***RUR 2,050,913.91***
Bonuses: ***RUR 437,953***
Commission: ***RUR 0***
Other compensation in kind: ***RUR 0***
Total: ***RUR 3,055,353.91***

See also Sections 21 and 22

24. Legal entities in which the issuer holds an interest.

Legal entities in which the issuer holds at least 5% of the charter capital:

Name: *AMT ZAO*
Location: *42a Khoroshevskoye Shosse, 123007 Moscow*
Mail address: *42a Khoroshevskoye Shosse, 123007 Moscow*
Interest owned by the issuer in the charter capital of the entity: *100%*

Name: *Petrodvor ZAO*
Location: *Building 1, 12 Petrovsky Boulevard, 103051 Moscow*
Mail address: *Building 1, 12 Petrovsky Boulevard, 103051 Moscow*
Interest owned by the issuer in the charter capital of the entity: *100%*

Name: *ZAO MTU-inform Company*
Location: *Building 2, 27-29 Smolenskaya-Sennaya Ploshchad, 119121 Moscow*
Mail address: *Building 2, 27-29 Smolenskaya-Sennaya Ploshchad, 119121 Moscow*
Interest owned by the issuer in the charter capital of the entity: *51%*

Name: *MS-Tel OAO*
Location: *22 Marksistskaya Ulitsa, 109147 Moscow*
Mail address: *Building 2, 12 Petrovsky Boulevard, 103051 Moscow*

Interest owned by the issuer in the charter capital of the entity: *50%*

Name: *Centre TS ZAO*
Location: *Board Room, 6 Matveevskaya Ulitsa, 119501 Moscow*
Mail address: *Building 2, 12 Petrovsky Boulevard, 103051 Moscow*
Interest owned by the issuer in the charter capital of the entity: 50%

Name: *Comstar ZAO*
Location: *Building 1, 3 Dmitrovsky Pereulok, 103031 Moscow*
Mail address: *Building 1, 3 Dmitrovsky Pereulok, 103031 Moscow*
Interest owned by the issuer in the charter capital of the entity: *50%*

Name: *Golden Line ZAO*
Location: *51/4 Ulitsa Shchepkina, 129110 Moscow*
Mail address: *51/4 Ulitsa Shchepkina, 129110 Moscow*
Interest owned by the issuer in the charter capital of the entity: *50%*

Name: *RadioPage ZAO*
Location: *Building 1, 23 1st Tverskaya-Yamskaya Ulitsa, 125047 Moscow*
Mail address: *13 2nd Zvenigorodskaya Ulitsa, 123022 Moscow*
Interest owned by the issuer in the charter capital of the entity: *40%*

Name: *Telmos ZAO*
Location: *15 Zemledelchesky Pereulok, 119121 Moscow*
Mail address: *15 Zemledelchesky Pereulok, 119121 Moscow*
Interest owned by the issuer in the charter capital of the entity: *40%*

Name: *Mediatel ZAO*
Location: *42a Khoroshevskoye Shosse, 123007 Moscow*
Mail address: *42a Khoroshevskoye Shosse, 123007 Moscow*
Interest owned by the issuer in the charter capital of the entity: *35.83%*

Name: *ZAO MTU-Intel*
Location: *Building 2, 27-29 Smolenskaya-Sennaya Ploshchad, 119121 Moscow*
Mail address: *Building 2, 27-29 Smolenskaya-Sennaya Ploshchad, 119121 Moscow*
Interest owned by the issuer in the charter capital of the entity: *25.5%*

Name: *Moscow Cellular Communications OAO*
Location: *18/20 Vorontsovskaya Ulitsa, 109044 Moscow*
Mail address: *18/20 Vorontsovskaya Ulitsa, 109044 Moscow*
Interest owned by the issuer in the charter capital of the entity: *23.5%*

Name: *OAO Joint Stock Commercial Bank Link-bank*
Location: *Building 2, 7 Dmitrovskoye Shosse, 127434 Moscow*
Mail address: *Building 2, 7 Dmitrovskoye Shosse, 127434 Moscow*
Interest owned by the issuer in the charter capital of the entity: *24.6 %*

Name: *Special Information Service ZAO*
Location: *10 Abramtsevskaya Ulitsa, 127576 Moscow*
Mail address: *10 Abramtsevskaya Ulitsa, 127576 Moscow*
Interest owned by the issuer in the charter capital of the entity: *19%*

Name: *Inter-Regional Transit-Telecom ZAO*
Location: *18/20 Vorontsovskaya Ulitsa, 109044 Moscow*
Mail address: *22 Marksistskaya Ulitsa, 109147 Moscow*
Interest owned by the issuer in the charter capital of the entity: *13.65%*

Name: *Reestr OOO*
Location: *29 Ulitsa Ryleeva, 119034 Moscow*
Mail address: *Building 13-14, 13 Myasnitskaya Ulitsa, 101000 Moscow*
Interest owned by the issuer in the charter capital of the entity: *11.8%*

Name: *Research and Technical Center Komset ZAO*
Location: *7 Zelyony Prospekt, 111141 Moscow*
Mail address: *7 Zelyony Prospekt, 111141 Moscow*
Interest owned by the issuer in the charter capital of the entity: *11.09%*

Name: *Vols ZAO*
Location: *4 Vinnitskaya Ulitsa, 117192 Moscow*
Mail address: *4 Vinnitskaya Ulitsa, 117192 Moscow*
Interest owned by the issuer in the charter capital of the entity: *10%*

Name: *MTK-trunk ZAO*
Location: *8 Mozhayskoye Shosse, 121374 Moscow*
Mail address: *Building 7, 78 Prospekt Vernadskogo, 123357 Moscow*
Interest owned by the issuer in the charter capital of the entity: *10%*

Name: *The Moscow Teleport ZAO*
Location: *16 Ulitsa Kazakova, 103064 Moscow*
Mail address: *Buildings 3 and 3a, 27/26 Zubovsky Boulevard, 119021 Moscow*
Interest owned by the issuer in the charter capital of the entity: *10%*

Name: *Expo-Telecom ZAO*
Location: *7 Tverskaya Ulitsa, 103375 Moscow*

Mail address: *7 Tverskaya Ulitsa, 103375 Moscow*
Interest owned by the issuer in the charter capital of the entity: *5.56%*

Name: *City Telecom ZAO*
Location: *11 Novy Arbat, 121852 Moscow*
Mail address: *25B 1st Krasnogvardeysky Proezd, 123100 Moscow*
Interest owned by the issuer in the charter capital of the entity: *5%*

25. Interests held by all legal entities in which the issuer holds at least 5% of the charter capital and officials thereof in the issuer's charter capital

25.1 Name: *ZAO Petrodvor*
Location: *Building 1, 12 Petrovsky Boulevard, 103051 Moscow*
Mail address: *Building 1, 12 Petrovsky Boulevard, 103051 Moscow*
Interest owned by the issuer in the charter capital of the entity: *100%*
Interest owned by the entity in the issuer's charter capital: *no*
Officials:

25.1.1. *Vladimir S. Lagutin*
Functions of the official: *member of the Board of Directors (Supervisory Board)*
Interest owned by the official in the issuer's charter capital: *0.0367%*

25.2 Name: *ZAO AMT*
Location: *42a Khoroshevskoye Shosse, 123007 Moscow*
Mail address: *42a Khoroshevskoye Shosse, 123007 Moscow*
Interest owned by the issuer in the charter capital of the entity: *100%*
Interest owned by the entity in the issuer's charter capital: *no*
Officials:

25.2.1. *Vladimir D. Stukalov*
Functions of the official: *individual executive body*
Interest owned by the official in the issuer's charter capital: *0.00026%*

25.3 Name: *ZAO MTU-inform*
Location: *Building 2, 27-29 Smolenskaya-Sennaya Ploshchad, 119121 Moscow*
Mail address: *Building 2, 27-29 Smolenskaya-Sennaya Ploshchad, 119121 Moscow*
Interest owned by the issuer in the charter capital of the entity: *51%*
Interest owned by the entity in the issuer's charter capital: *no*
Officials:

25.3.1. *Said S. Alimbekov*
Functions of the official: *individual executive body*
Interest owned by the official in the issuer's charter capital: *0.11034%*

25.3.2. *Sabirian V. Shambasov*
Functions of the official: *member of the Board of Directors (Supervisory Board)*
Interest owned by the official in the issuer's charter capital: *0.03643%*

25.3.3. *Nikolay M. Gurov*
Functions of the official: *member of the Board of Directors (Supervisory Board)*
Interest owned by the official in the issuer's charter capital: *0.0005%*

25.3.4. *Valentina Ya. Irzhova*
Functions of the official: *member of the Board of Directors (Supervisory Board)*
Interest owned by the official in the issuer's charter capital: *0.00063%*

25.4 Name: *ZAO Centre TS*
Location: *Board Room, 6 Matveevskaya Ulitsa, 119501 Moscow*
Mail address: *Building 2, 12 Petrovsky Boulevard, 103051 Moscow*
Interest owned by the issuer in the charter capital of the entity: *50%*
Interest owned by the entity in the issuer's charter capital: *no*
Officials:

25.4.1. *Vladimir S. Lagutin*
Functions of the official: *member of the Board of Directors (Supervisory Board)*
Interest owned by the official in the issuer's charter capital: *0.03617%*

25.5 Name: *ZAO Comstar*
Location: *Building 1, 3 Dmitrovsky Pereulok, 103031 Moscow*
Mail address: *Building 1, 3 Dmitrovsky Pereulok, 103031 Moscow*
Interest owned by the issuer in the charter capital of the entity: *50%*
Interest owned by the entity in the issuer's charter capital: *no*
Officials:

25.5.1. *Vladimir S. Lagutin*
Functions of the official: *member of the Board of Directors (Supervisory Board)*
Interest owned by the official in the issuer's charter capital: *0.03617%*

25.5.2. *Viktor S. Panov*

Functions of the official: *member of the Board of Directors (Supervisory Board)*
Interest owned by the official in the issuer's charter capital: *0.00767%*

25.6 Name: *Golden Line ZAO*
Location: *51 Ulitsa Shchepkina, 129110 Moscow*
Mail address: *51 Ulitsa Shchepkina, 129110 Moscow*
Interest owned by the issuer in the charter capital of the entity: *50%*
Interest owned by the entity in the issuer's charter capital: *no*
Officials:

25.6.1. *Valery V. Vasiliev*
Functions of the official: *individual executive body*
Interest owned by the official in the issuer's charter capital: *0.13811%*

25.6.2. *Semyon V. Rabovsky*
Functions of the official: *member of the Board of Directors (Supervisory Board)*
Interest owned by the official in the issuer's charter capital: *0.01321%*

25.7 Name: *RadioPage ZAO*
Location: *Building 1, 23 1st Tverskaya-Yamskaya Ulitsa, 125047 Moscow*
Mail address: *13 2nd Zvenigorodskaya Ulitsa, 123022 Moscow*
Interest owned by the issuer in the charter capital of the entity: *40%*
Interest owned by the entity in the issuer's charter capital: *no*
Officials:

25.7.1 *Lyudmila S. Popovich*
Functions of the official: *member of the Board of Directors (Supervisory Board)*
Interest owned by the official in the issuer's charter capital: *0.00078%*

25.8 Name: *ZAO Telmos*
Location: *15 Zemledelchesky Pereulok, 119121 Moscow*
Mail address: *15 Zemledelchesky Pereulok, 119121 Moscow*
Interest owned by the issuer in the charter capital of the entity: *40%*
Interest owned by the entity in the issuer's charter capital: *no*
Officials:

25.8.1. *Vladimir S. Lagutin*
Functions of the official: *member of the Board of Directors (Supervisory Board)*
Interest owned by the official in the issuer's charter capital: *0.03617%*

25.9 Name: *ZAO MTU-Intel*
Location: *Building 2, 27-29 Smolenskaya-Sennaya Ploshchad, 119121 Moscow*
Mail address: *Building 2, 27-29 Smolenskaya-Sennaya Ploshchad, 119121 Moscow*
Interest owned by the issuer in the charter capital of the entity: *25.5%*
Interest owned by the entity in the issuer's charter capital: *no*
Officials:

25.9.1. *Said S. Alimbekov*
Functions of the official: *member of the Board of Directors (Supervisory Board)*
Interest owned by the official in the issuer's charter capital: *0.11034%*

25.10 Name: *Open Joint Stock Company Joint Stock Commercial Bank Link-bank*
Location: *7/2 Dmitrovskoye Shosse, 127434 Moscow*
Mail address: *7/2 Dmitrovskoye Shosse, 127434 Moscow*
Interest owned by the issuer in the charter capital of the entity: *20.82%*
Interest owned by the entity in the issuer's charter capital: *no*
Officials:

25.10.1 *Ruben A. Amaryan*
Functions of the official: *member of the Board of Directors (Supervisory Board)*
Interest owned by the official in the issuer's charter capital: *0.01127%*

25.11 Name: *ZAO Research and Technical Center Komset*
Location: *7 Zelyony Prospekt, 111141 Moscow*
Mail address: *7 Zelyony Prospekt, 111141 Moscow*
Interest owned by the issuer in the charter capital of the entity: *11.1%*
Interest owned by the entity in the issuer's charter capital: *no*
Officials:

25.11.1 *Nikolay V. Savlukov*
Functions of the official: *member of the Board of Directors (Supervisory Board)*
Interest owned by the official in the issuer's charter capital: *0.00214%*

25.11.2 *Vasily G. Dedoborshch*
Functions of the official: *member of the Board of Directors (Supervisory Board)*
Interest owned by the official in the issuer's charter capital: *0.00042%*

25.12 Name: *VOLS ZAO*
Location: *4 Vinnitskaya Ulitsa, 117192 Moscow*
Mail address: *4 Vinnitskaya Ulitsa, 117192 Moscow*
Interest owned by the issuer in the charter capital of the entity: *10%*
Interest owned by the entity in the issuer's charter capital: *no*
Officials:

25.12.1. *Viktor I. Trofimov*
Functions of the official: *member of the Board of Directors (Supervisory Board)*
Interest owned by the official in the issuer's charter capital: *0.00052%*

25.13 Name: *ZAO MTK-trunk*
Location: *8 Mozhayskoye Shosse, 121374 Moscow*
Mail address: *Building 7, 78 Prospekt Vernadskogo, 123357 Moscow*
Interest owned by the issuer in the charter capital of the entity: *10%*
Interest owned by the entity in the issuer's charter capital: *no*
Officials:

25.13.1. *Igor A. Solomatnikov*
Functions of the official: *member of the Board of Directors (Supervisory Board)*
Interest owned by the official in the issuer's charter capital: *0.08581%*

25.14 Name: *ZAO City-Telecom*
Location: *11 Novy Arbat, 121852 Moscow*
Mail address: *25B 1st Krasnogvardeysky Proezd, 123100 Moscow*
Interest owned by the issuer in the charter capital of the entity: *5%*
Interest owned by the entity in the issuer's charter capital: *no*
Officials:

25.14.1. *Vladimir O. Kostrov*
Functions of the official: *member of the Board of Directors (Supervisory Board)*
Interest owned by the official in the issuer's charter capital: *0.0001%*

26. Other affiliates of the issuer:
No

27. Interests owned by the issuer in the charter capitals of its affiliated legal entities:
See Sections 24, 25 and 26.

28. Interests held by the issuer's affiliates, their founders and officials in the issuer's charter capital.

See Sections 24, 25 and 26.

29. Holders of 5 or more per cent of votes in the issuer's supreme corporate body.

Name: *MKNT & Co. OAO*
Interest: *49.2603%*

Name: *OAO Communications Investment Company*
Interest: *28%*

Name: *ING Bank*
Interest: *6.6631% (nominee)*

Name; *"J. P. Morgan Bank International" OOO*
Interest: *5.3332%*

30. Participation in industrial, banking or financial groups, holdings, concerns and associations

No

31 Branches and representative offices of the issuer

Name: *Holiday Hotel with Therapy Iskra*
Location: *Yershovo, Zvenigorod-4, the Odintsovo District, the Moscow Region*
Mail address: *Yershovo, Zvenigorod-4, the Odintsovo District, 143095 the Moscow Region*
Manager: *Anatoly V. Iskovskikh*
Opening date: *06.17.1998*
Power-of-attorney expires on: *12.31.2001*

Name: *Holiday Hotel with Therapy Orbita*
Location: *Bekasovo, the Naro-Fominsk District, the Moscow Region*
Mail address: *Bekasovo, the Naro-Fominsk District, 143380 the Moscow Region*
Manager: *Yuri I. Shestopalov*
Opening date: *06.17.1998*
Power-of-attorney expires on: *12.31.2001*

Name: *the Sochi branch, Holiday Hotel with Therapy Delfin*
Location: *the Nizhne-Imeretinskaya Bay, the Alder District, Sochi, Russia*

Mail address: *the Nizhne-Imeretinskaya Bay, the Alder District, 354341 Sochi, Russia*
Manager: *Nikolay N. Purygin*
Opening date: *06.17.1998*
Power-of-attorney expires on: *12.31.2001*

32. Number of persons employed by the issuer.

The average number of persons employed by the issuer in the reporting period, including the employees of its branches and representative offices: *20 ,414*

33. Description of the issuer's principal activities.

JSC MGTS is the principal telecommunications operator in Moscow. It renders to its subscribers the services of voice mail and documentary communications, inquiry and other services in accordance with its license terms.

JSC MGTS is a major European city telephone network in terms of connected subscribers. The telephone ratio in Moscow exceeds 50 telephones per 100 residents, or 105 telephones per 100 households, which is a much higher rate than the average rate in Russia.

According to the Moscow City Statistics Committee and alternative operators, in 2000, the number of basic telephones installed in Moscow was 4.6 million, or 15% of the total Russian wire communications market. JSC MGTS controls 85.7% of total telephones in Moscow.

Primary operations and the share thereof in the aggregate proceeds

	2001	*2002 (Estimate)*
Proceeds from the sales of goods, products, works and services (minus VAT, excises and similar mandatory payments) (RUR'000)	*7,937,492*	*9,55,510*
Share of proceeds from the sales of communications services (the primary business), %	*83,79*	*84,13*

Currently, JSC MGTS obtains most proceeds (approximately 80%) from commercial entities. The Company anticipates that the structure of

proceeds changes after the tariff rates are made equal for all categories of subscribers and time-based connections record system is introduced. 92% of all proceeds of JSC MGTS come from voice communications services. By 2003, the Company plans to increase its proceeds from documentary communications services to 40% of total proceeds. Such services are alternative and therefore not subject to tariff rates regulations.

JSC MGTS is a natural monopoly pursuant to Russian law controlled by the Government which approves the tariff rates for basic local communications services and cooperation with other operators.

Order No. 1070 of the Anti-Monopoly Ministry of Russia "On Approval of a Resolution of the Management Board of the Anti-Monopoly Ministry of Russia", dated October 12, 2001, introduces the following tariff rates for the services of local telephone communications provided by JSC MGTS:

	Corporate consumers		*Residents**
	non-governmental	*governmental*	
November 1, 2001 through December 12, 2001:			
Provision of access to the telephone network, RUR	*9,000*	*9,000*	*6,000***
Subscriber's monthly fee for the use of individual subscriber's unit, RUR	*165*	*85*	*70*
As of January 2002:			
Provision of access to the telephone network, RUR	*9,000*	*9,000*	*6,000***
Subscriber's monthly fee for the use of individual subscriber's unit, RUR	*165*	*100*	*80*

* *certain categories of residents enjoy privileges*

** *prices differ depending on the duration of the waiting period:*

- *RUR 3,000 for those who filed an application to enter into a telecommunications services agreement in the period from January 1, 1997 through December 31, 1999; and*

- *RUR 1,000 for those who filed an application to enter into a telecommunications services agreement before December 31, 1996 (inclusively).*

The Moscow telecommunications market has been liberalized. Other operators also provide traditional voice communications services. Alternative operators are not governed by anti-monopoly authorities, they are not bound by obligations to ensure that their services are publicly available, and compete with JSC MGTS in certain market sectors.

The advantages of JSC MGTS include comparatively low tariff rates and access to subscribers throughout the city. The Company owns a telecommunications infrastructure including technological buildings and subsurface constructions and provides contractual access to the public communications network to other operators. To ensure its prospective competitive strength, JSC MGTS reconstructs its network, introduces digital technologies and thus is able to provide a variety of highly profitable services and to improve the quality of services in combination with lower production and development costs.

34. Investment declaration. Description of the issuer's activities.

Shall be provided by investment funds only.

35. The issuer's prospective activities.

JSC MGTS constantly cooperates with major foreign manufacturers of communications equipment and operators. The successful implementation of joint projects fits logically into the concept of development and reconstruction of JSC MGTS developed by the Company's specialists which is built on a qualitatively new level and includes the use of modern switch equipment, SDH digital transfer systems, fiber optic lines and new methods of construction of the transportation network on the basis of circular structures. The first capacity of this project will be a public data transfer network on the basis of new SDH technologies, ATM switching, equipment for asymmetric digital subscriber access which will enable the Company to provide a variety of communications services to its clients. After the project has been completed, the Company will be able to provide to its clients, in addition to high-quality services of local, domestic long-distance and international communications, certain new services including voice mail, high-speed e-mail and video conferences.

Economic and financial parameters of JSC MGTS, in accordance with the estimate implementation of the Business Plan for 2002, are as follows:

Proceeds from sales of goods, products, services (net of VAT):

RUR 9,555,510,000
Earnings from rendering telecommunications services at tariff rates (net of VAT): RUR 8,038,851,000
Profit from sales: RUR 2,325,607,000
Estimate balance sheet profit of the Company: RUR 913,363,000
Estimate profit after taxation : RUR 604,389,000
Total capital investments: RUR 1,471,423,000
Value of fixed assets put into operation: RUR 1,888,403,000.

36. The issuer's charter capital.
The issuer's charter capital is equal to: *RUR 1,915,901,000*

Breakdown by categories of shares:
Ordinary shares:
the aggregate of : *RUR 1,596,584,000*
percentage of the charter capital: *83.333325%*

Preferred shares:
the aggregate of : *RUR 319,317,000*
percentage of the charter capital: *16.666675%*

37. The interest owned by the government (a municipal authority) in the issuer's charter capital:

The share of the issuer's charter capital owned by the government (a municipal authority):
no

The stake of the issuer fixed in the governmental (municipal) ownership:
no

A special right of the Russian Federation, constituent entities of the Russian Federation or municipalities to participate in the management of the issuer (a "golden share"):
no

38. The issuer's authorized shares.
No

39. The issuer's material contracts and obligations
No

40. The issuer's obligations to issue shares or any securities convertible into shares

No

41. Penalties imposed on the issuer, litigation and other proceedings in which the issuer is involved.

Penalties imposed on the issuer by governmental authorities or court during the three financial years preceding the year of the quarter for which the report is made, and in the current year:

Date of the sanction: *10.01.2002*
Authority which imposed the sanction: *Joint Administrative and Technical Inspectorate of Moscow*
Reasons for the sanction: *improper operation of engineering facilities*
Type of the sanction: *fine*
Amount of the sanction (RUR): *3,000*
Status: *implemented*

Date of the sanction: *16.01.2002*
Authority which imposed the sanction: *State Tax Service*
Reasons for the sanction: *delayed filing of calculations*
Type of the sanction: *penalty*
Amount of the sanction (RUR): *67,909*
Status: *implemented*

Date of the sanction: *21.01.2002*
Authority which imposed the sanction: *Joint Administrative and Technical Inspectorate of Moscow*
Reasons for the sanction: *improper operation of engineering facilities*
Type of the sanction: *fine*
Amount of the sanction (RUR): *9,000*
Status: *implemented*

Date of the sanction: *11.02.2002*
Authority which imposed the sanction: *Joint Administrative and Technical Inspectorate of Moscow*
Reasons for the sanction: *improper operation of engineering facilities*
Type of the sanction: *fine*
Amount of the sanction (RUR): *3,000*
Status: *implemented*

Date of the sanction: *15.02.2002*
Authority which imposed the sanction: *Joint Administrative and Technical Inspectorate of Moscow*
Reasons for the sanction: *improper operation of engineering facilities*

Type of the sanction: *fine*
Amount of the sanction (RUR): *9,000*
Status: *implemented*

Date of the sanction: *18.02.2002*
Authority which imposed the sanction: *Joint Administrative and Technical Inspectorate of Moscow*
Reasons for the sanction: *improper operation of engineering facilities*
Type of the sanction: *fine*
Amount of the sanction (RUR): *3,000*
Status: *implemented*

Date of the sanction: *27.02.2002*
Authority which imposed the sanction: *Joint Administrative and Technical Inspectorate of Moscow*
Reasons for the sanction: *improper operation of engineering facilities*
Type of the sanction: *fine*
Amount of the sanction (RUR): *3,000*

Date of the sanction: *01.03.2002*
Authority which imposed the sanction: *Joint Administrative and Technical Inspectorate of Moscow*
Reasons for the sanction: *delayed collection and removal of garbage and show and icing.*
Type of the sanction: *fine*
Amount of the sanction (RUR): *1,200*
Status: *implemented*
Status: *implemented*

Date of the sanction: *04.03.2002*
Authority which imposed the sanction: *Joint Administrative and Technical Inspectorate of Moscow*
Reasons for the sanction: *delayed collection and removal of garbage and show and icing.*
Type of the sanction: *fine*
Amount of the sanction (RUR): *3,000*
Status: *implemented*
Status: *implemented*

Date of the sanction: *11.13.2001*
Authority which imposed the sanction: Moscow Land Committee
Reasons for the sanction: *delayed payment*
Type of the sanction: *penalty*
Amount of the sanction (RUR): *2,000*

Status: *implemented*

Date of the sanction: *04.03.2002*
Authority which imposed the sanction: *Joint Administrative and Technical Inspectorate of Moscow*
Reasons for the sanction: *delayed collection and removal of garbage and show and icing.*
Type of the sanction: *fine*
Amount of the sanction (RUR): *3,000*
Status: *implemented*:

Description of the nature of each litigation, either pending or closed in the quarter for which the report is made, which can have material effect on the activities of the issuer:

As of April 1, 2002, JSC MGTS is not involved in any legal proceedings the result of which could materially affect (impair) the Company's financial position.

Description of the reasons for each inspection of the issuer, either pending or closed in the quarter for which the report is made, carried out by governmental authorities, and each audit of the issuer carried out at the request of the issuer's participants (shareholders):

no

42. Any material facts (events, actions) which occurred during the reporting period:

Date of the fact (event, action): ***January 16, 2002***
Code: ***1100083A16012002***

On October 19, 2001, JSC Moscow City Telephone Network paid its fourth coupon of Tranche 1, Series A1 interest-bearing documentary bearer bonds of JSC MGTS kept in mandatory centralized custody (state registration No. 4-01-00083-A, registration date: September 28, 2000).

Total number of bonds: Two Hundred Fourty Thousand (360,000).

Annual interest rate on the coupon: 13.77%.

Coupon amount: 44 Rubles and 89 Kopecks.

Aggregate payments: Sixteen Million One Hundred Sixty Thousand Four Hundred Rubles (RUR 16,160,400).

Date of the fact (event, action): ***February 20, 2002***
Code: ***1300083A10022002***

On October 19, 2001, JSC Moscow City Telephone Network paid its fourth coupon of Tranche 2, Series A1 interest-bearing documentary bearer bonds of JSC MGTS kept in mandatory centralized custody (state registration No. 4-01-00083-A, registration date: September 28, 2000).

Total number of bonds: Two Hundred Fourty Thousand (240,000).

Annual interest rate on the coupon: 13.11%.

Coupon amount: 45 Rubles and 26 Kopecks.

Aggregate payments: Ten Million Eight Hundred Sixty TwoThousand Four Hundred Rubles (RUR 10,862,400).

Date of the fact (event, action): ***March 26, 2002***
Code: ***1300083A26032002***

On ***March 26, 2002*** *the Board of Directors of AO MGTS adopted the following resolutions*

To set the date to close the register of shareholders in order to produce the list of shareholders who have a right to participate in the general annual meeting as of April 27, 2002.

Date of the fact (event, action): ***March 26, 2002***
Code: ***1300083A03122001***

On ***March 26, 2002*** *the Board of Directors of AO MGTS adopted the following resolutions:*

To convene the Annual General Meeting of Shareholders of AO MGTS in a combined form (subject to the right of shareholders for absentee voting) to adopt the decisions contained by the agenda. To send the voting ballots to the shareholders preliminary to the meeting.

To adopt:

- the date to assemble the Annual General Meeting of Shareholders of AO MGTS as on June 15, 2002;
- to hold the meeting at 11:00 a.m.
- to start the meeting's participants registration at 9:30 a.m.
- to hold the meeting in the premises of "Renaissance Moscow" Hotel, at the following address: Building 1, 18 Olimpiysky prospect
- to determine the post address for the absentees' votes correspondence as: "Reestr Sviaz", 19 Daev pereulok, Moscow, 103045

To approve the agenda and the wording of the items on the agenda as follows:

1 On the annual report, the annual accounting documentation included the balance sheet, the profit and loss account, on the proposed distribution of profits and losses for 2001;

2 On the payment of annual dividends;

3 On the number of members of the Board of Directors. On elections to the Board of Directors;

4 On elections to the Audit Commission;

5 On approval of the Company's auditor for 2002;

6 On approval of the new edition of Company's Chart;

7 On approval of the new editions of the following documents: the Annual General Meeting of Shareholders ' Regiment, the Regulations on the Company's Board of Directors, the Regulations on the Company's Audit Commission, the Regulations on the Company's Management Board, the Regulations on the Company's Director General;

8 On approval of the deals/transactions with the Company's affiliates which may be executed by the Company in the course of its usual activities at the period between 2002 and 2003 Annual Shareholder Meetings.

To determine that the list of shareholders entitled to participate in the annual general meeting of the Company's shareholders shall be closed on April 27, 2002.

To approve the text of the notice on the Shareholders' Meeting.

To inform Company's shareholders on the convention of the Annual General Meeting of Shareholder in accordance to Clause 9.1 and 9.14 of Company's Chart

To approve the Secretariat of the annual general meeting of the Company's shareholders consisting of 5 members. To appoint V.A. Afonin, Secretary of the Board of Directors, as the Head of the Secretariat of the general meeting of the Company's shareholders.

To approve the list of materials to be available to the entities entitled to participate in the annual general meeting of the Company's shareholders as following:

- Annual report;
- Annual accounting documentation;
The proposition on the distribution of profits and losses for 2001, including the size of dividends and the procedure its payments;
- Auditor's Report;
- Company's Internal Audit Commission Report;
- Information on the candidates to the Company's Board of Directors and Company's Internal Audit Commission
- New edition of the Company's Chart;
- New editions of General Meeting of Shareholders ' Regiment, the Regulations on the Company's Board of Directors, the Regulations on the Company's Audit Commission, the Regulations on the Company's Management Board, the Regulations on the Company's Director General;
- Proposed wording of the decisions on the Meeting's agenda.

Agenda of the Meeting:

3 On the annual report, on the accounting documentation included balance sheet and profit and loss account, distribution of the profit and loss for 2001.

4 On the amount, time, procedure and form of payment of annual dividends for 2001.

5 On the number of members of the Board of Directors.
On elections to the Board of Directors.

6 On elections to the Audit Commission.

7 On approval of the Auditor of AO MGTS for 2002.

8 On approval of the new edition of Company's Charter.

9 On approval of the following documents:
The Annual General Meeting of Shareholders ' Regiment
The Regulations on the Company's Board of Directors
The Regulations on the Company's Audit Commission
The Regulations on the Company's Management Board
The Regulations on the Company's Director General

8. On approval of the deals/transactions with Company's affiliates which may be executed by the Company in the course of its usual activities at the period between 2002 and 2003 Annual Shareholder Meetings.

9. On increase of Company's charter capital through increase of shares' nominal value.

Shareholders have the right to deliver their filled-in and executed ballots ahead of schedule to the Counting Commission of the general meeting at: 19 Dayev Pereulok, 103045 Moscow. The ballots received not later than **June 12, 2002** will be taken into account to determine the quorum and to sum up the results of voting.

Ballots signed by shareholder's proxy shall as well contain proxy's family name and initials and the power-of-attorney details..

Materials on the agenda of the meeting are available at the Secretariat of the Meeting (phone No. 950-00-00) and at the Counting Commission (phone No. 208-5893) Monday through Friday, 10:00 a.m. through 4:00 p.m.

The Board of Directors of AO MGTS

43. Reorganization of the issuer, its subsidiaries and dependent companies:

No

44. Additional material general information on the issuer:

Legal proceedings in which JSC MGTS was involved in the 3rd quarter of 2001:

Claims	*JSC MGTS as the plaintiff*		*JSC MGTS as the defendant*	
	number	*value (RUR)*	*number*	*value (RUR)*
filed	*28*	*2,527,090*	*35*	*500,212,469*
satisfied	*16*	*1,317,308*	*10*	*607*
dismisse			*9*	*500,164,074*
Maximum claim value	*RUR 905,546 collection of accounts receivable Police of Moscow*		*RUR 500,001,094 claim filed by Ms. Suchkova R.P. with regard to the the moral conpensation*	

Major grounds for legal proceedings in which JSC MGTS is involved:

Grounds for legal proceeding	*Number of claims*	*Value, RUR*
1. JSC MGTS as the defendant:		
- *privileges granted*	*12*	*4,100*
- *disputing bills issued by Rostelecom*	*6*	*130,963*
- *compensation for traffic accidents*	*2*	*12,026*
- *other*	*15*	*500,066,703*
2. JSC MGTS as the plaintiff		
- *debts for telecommunications services*	*10*	*2,299,917*
- *damaged facilities*	*18*	*117,173*

No claims with regard to the violation of the rights of shareholders were filed against the Company in the reporting quarter. No claims with regard to the property (fixed assets) of JSC MGTS were filed in the reporting quarter.

B FINANCIAL AND BUSINESS OPERATIONS OF THE ISSUER

45. Annual financial statements for the past three financial years.
Shall not be filed for the current period for which the report is made.

46. Financial statements of the issuer for the reporting quarter.
Shall not be filed for the current period for which the report is made.

47. Any events which resulted in the increase or decrease in the issuer's assets value by more than 10% during the reporting quarter.
Shall not be filed for the current period for which the report is made..

Size of Company's assets as for the previous accounting period – RUR 22,073, 024, 000
Size of Company's assets on the report date – RUR 22,618, 667, 000

Events which resulted in the increase or decrease in the issuer's assets value by more than 10% in the quarter for which the report is made.
No

48. Any events which resulted in the increase in the issuer's profit or loss by more than 20% compared to the preceding quarter.
Shall not be filed for the current period for which the report is made.

Size of Company's Profit after tax as on the previous accounting period – RUR 366,433,000

Size of Company's Profit after tax as on the reporting accounting period – RUR 262,031,000

49. Creation and application of the Issuer's Reserve Fund and other special funds.

The Company has not establish any reserve fund.

50. Transactions entered into by the issuer in the reporting quarter which amount to 10 or more percent of the issuer's assets as of the end of the quarter preceding the reporting quarter.
no

51. Application of funds raised by the issuer as a result of offering securities.

No such funds were applied in the quarter for which the report is made.

52. Loans received by the issuer and its subsidiaries in the reporting quarter

Loans received by the issuer as of the end of the reporting quarter:

Indicator	Balance as of the beginning of the year (RUR'000)	Received (RUR'000)	Repaid (RUR'000)	Balance as of the end of the reporting quarter (RUR'000)
Long-term bank loans	651,618	2,974.129	664,310	2,961,437
including those not repaid when due	-	-	-	-
Other long-term loans	-	1,751,282 -	101,964-	1,649,318-
including those not repaid when due	-	-	-	-
Short-term bank loans	3,550,960	4,631,050	7,816,591	365,419
including those not repaid when due	-	-	-	-
Bank loans for employees	-	-	-	-
including those not repaid when due	-	-	-	-
Other short-term loans	664,595	1,937,375	2,554,970	27,000
including those not repaid when due	-	-	-	-

53. Accounts receivable and payable of the issuer and its subsidiaries in the reporting quarter

The issuer's accounts receivable and payable as of the end of the reporting quarter:

Indicator	Balance as of the beginning of the year (RUR'000)	Received (RUR'000)	Repaid (RUR'000)	Balance as of the end of the reporting quarter (RUR'000)
1) Accounts receivable:				
short-term				
including those overdue				
including those overdue for more than 3 months				
including:				
Long-term				
including those overdue				
including those overdue for more than 3 months				
including:				
2) Accounts payable:				
short-term				
including those overdue				
including those overdue for more than 3 months				
Including:				
Long-term				
including those overdue				
including those overdue for more than 3 months				

including:				
Security:				
Received				
including from third persons				
including:				
Granted				
including to third persons				
including:				
3) Notes flow Notes issued				
including overdue				
including:				
Notes received				
including those overdue				
including:				

54. Financial investments made by the issuer

The issuer's financial investments as of the end of the reporting quarter:

Indicator	Investments as of the end of the reporting year (RUR'000)		
	short-term (1 year or less)	long-term (over 1 year)	Total
Investments in treasury bills of the Russian Federation	-	-	-
Investments in treasury bills of constituent entities of the Russian Federation	-	-	-
Investments in securities issued by local authorities -	-	-	-
Investments in shares, interests, participation in other entities	-	12,055	13,0551
Investments in bonds and other debt securities	100,740	14,329	115,069
Other loans granted	25,200	139,179	164,379
Investments in the issuer's subsidiaries	-	720,243	720,243
Investments in the issuer's dependent companies	-	50,613	50,613

The issuer's investees liquidated pursuant to the laws of the Russian Federation

Name of the entity	Date of liquidation	The liquidating authority	Investments (RUR'000)
No			-
Total			-

The issuer's investees declared bankrupt pursuant to the laws of the Russian Federation

Name of the entity	Date of liquidation	The liquidating authority	Investments (RUR'000)
No			-
Total			-
The issuer's assets as of the closing date of the reporting quarter (RUR'000)			21,106,986

The investees the investments in which amount to 10 or more per cent of the issuer's assets as of the closing date of the reporting quarter

Name of the entity	Investments (RUR)	Percentage of the assets
No	-	0%
Total	-	0%

55. Any other material information on the issuer's financial and business operations

C. SECURITIES ISSUED BY THE ISSUER

56. Shares of the issuer.

Issue ordinal number: *1*
Category: *ordinary*
Form of securities: *registered shares issued in a book-entry form*
Nominal value of each security: *RUR 1*
Number of securities in the issue: *957,950*
Aggregate value of the issue: *957,950*

State registration of the issue:
Registration date: *06.06.1994*
Registration No.: *73-1"n"-3168*
Registration authority: *financial authorities*
Placement method: *purchase upon transformation into a joint stock company*

Placement period: *from July 1, 1994 through September 1, 1995*
Current status of the issue: *all the securities of the issue have been cancelled*
Number of actually placed securities in accordance with the registered report on the results of issuance: *957,950*

State registration of the report on the results of issuance:
Registration date: *04.27.1998*
Registration authority: *the Russian Federal Securities Commission*

Restrictions of circulation of the issue of securities (if any): *all the securities of the issue have been cancelled*

Market information on the issuance of securities: *all the securities of the issue have been cancelled*

Any additional material information on the securities of the issue: *no*

Issue ordinal number: *1*
Category of shares: *preferred*
Type of shares: *no*
Form of securities: *registered shares issued in a book-entry form*
Nominal value of each security: *RUR 1*
Number of securities in the issue: *319,317*
Aggregate value of the issue: *319,317*

State registration of the issue:
Registration date: *06.06.1994*
Registration No.: *73-1"n"-3168*
Registration authority: *financial authorities*
Placement method: *purchase upon transformation into a joint stock company*
Placement period: *07.01.1994 through 09.01.1995*

Current status of the issue: *all the securities of the issue have been cancelled*
Number of actually placed securities in accordance with the registered report on the results of issuance: *319,317*

State registration of the report on the results of issuance:
Registration date: *04.27.1998*
Registration authority: *the Russian Federal Securities Commission*
Restrictions of circulation of the issue of securities (if any): *all the securities of the issue have been cancelled*

Market information on the issuance of securities: *all the securities of the issue have been cancelled*

Any additional material information on the issue of securities: *no*

Issue ordinal number: *2*
Category: *ordinary*
Form of securities: *registered shares issued in a book-entry form*
Nominal value of each security: *RUR 1*
Number of securities in the issue: *638,634*
Aggregate value of the issue: *638,634*

State registration of the issue:
Registration date: *05.05.1998*
Registration No.: *1-02-00083-A*
Registration authority: *the Russian Federal Securities Commission*

Placement method: *in accordance with the privatization plan*
Placement period: *05.07.1998 through 05.07.1998*
Current status of the issue: *all the securities of the issue have been cancelled*
Number of actually placed securities in accordance with the registered report on the results of issuance: *638,634*

State registration of the report on the results of issuance:
Registration date: *05.25.1998*
Registration authority: *the Russian Federal Securities Commission*

Restrictions of circulation of the issue of securities (if any): *all the securities of the issue have been cancelled*

Market information on the securities issue: *all the securities of the issue have been cancelled*

Any additional material information on the issue of securities: *no*

Issue ordinal number: *3*
Category: *ordinary*
Form of securities: *registered shares issued in a book-entry form*
Nominal value of each security: *RUR 1,000*
Number of securities in the issue: *1,596,584*
Aggregate value of the issue: *1,596,584,000*

State registration of the issue:
Registration date: *11.10.1999*
Registration No.: *1-03-00083-A*
Registration authority: *the Russian Federal Securities Commission*

Placement method: *conversion*
Placement period: *11.25.1999 through 11.25.1999*
Current status of the issue: *all the securities of the issue have been cancelled*
Number of actually placed securities in accordance with the registered report on the results of issuance: *1,596,584*

State registration of the report on the results of issuance:
Registration date: *12.30.1999*
Registration authority: *the Russian Federal Securities Commission*

Restrictions of circulation of the issue of securities (if any): *all the securities of the issue have been cancelled*

Market information on the securities issue: *all the securities of the issue have been cancelled*

Any additional material information on the issue of securities: *no*

Issue ordinal number: *2*
Category: *preferred*
Type of shares: *no*
Form of securities: *registered shares issued in a book-entry form*
Nominal value of each security: *RUR 1,000*
Number of securities in the issue: *319,317*
Aggregate value of the issue: *319,317,000*

State registration of the issue:
Registration date: *11.10.1999*
Registration No.: *2-02-00083-A*
Registration authority: *the Russian Federal Securities Commission*

Placement method: *conversion*
Placement period: *11.25.1999 through 11.25.1999*
Current status of the issue: *all the securities of the issue have been cancelled*
Number of actually placed securities in accordance with the registered report on the results of issuance: *319,317*

State registration of the report on the results of issuance:
Registration date: *12.30.1999*
Registration authority: *the Russian Federal Securities Commission*

Restrictions of circulation of the issue of securities (if any): *all the securities of the issue have been cancelled*

Market information on the securities issue: *all the securities of the issue have been cancelled*

Any additional material information on the issue of securities: *no*

Issue ordinal number: *4*
Category: *ordinary*
Form of securities: *registered shares issued in a book-entry form*
Nominal value of each security: *RUR 20*
Number of securities in the issue: *79,829,200*
Aggregate value of the issue: *1,596,584,000*

State registration of the issue:
Registration date: *04.03.2000*
Registration No.: *1-04-00083-A*
Registration authority: *the Russian Federal Securities Commission*

Placement method: *conversion*
Placement period: *04.24.2000 through 04.24.2000*
Current status of the issue: *the offering is closed*
Number of actually placed securities in accordance with the registered report on the results of issuance: *79,829,200*

State registration of the report on the results of issuance:
Registration date: *05.18.2000*
Registration authority: *the Russian Federal Securities Commission*

Restrictions of circulation of the issue of securities (if any): *no*

Market information on the securities issue:
The shares are traded in the Russian Trade System and the Moscow International Currency Exchange (the MICEX)
Any additional material information on the issue of securities: *no*

Issue ordinal number: *3*
Category: *preferred*
Type of shares: *no*

Form of securities: *registered shares issued in a book-entry form*
Nominal value of each security: *RUR 20*
Number of securities in the issue: *15,965,850*
Aggregate value of the issue: *319,317,000*

State registration of the issue:
Registration date: *04.03.2000*
Registration No.: *2-03-00083-A*
Registration authority: *the Russian Federal Securities Commission*

Placement method: *conversion*
Placement period: *04.24.2000 through 04.24.2000*
Current status of the issue: *the offering is closed*
Number of actually placed securities in accordance with the registered report on the results of issuance: *15,965,850*

State registration of the report on the results of issuance:
Registration date: *05.18.2000*
Registration authority: *the Russian Federal Securities Commission*

Restrictions of circulation of the issue of securities (if any): *no*

Market information on the securities issue:
The shares are traded in the Russian Trade System and the MICEX
Any additional material information on the issue of securities: *no*

57. Bonds issued by the issuer:

Issue ordinal number: *1*
Series: *A1*
Type: *interest bearing*
Form of securities: *documentary bearer bonds*
Nominal value of each security: *RUR 1,000*
Number of securities in the issue: *600,000*
Aggregate value of the issue: *600,000,000*

State registration of the issue:
Registration date: *09.28.2000*
Registration No.: *4-01-00083-A*
Registration authority: *the Russian Federal Securities Commission*

Placement method: *open subscription*
Placement period: *10.18.2000 through 10.27.2000*
Current status of the issue: *the offering is closed*

Number of actually placed securities as of the end of the quarter for which the report is made: *600,000*

State registration of the report on the results of issuance:
Registration date: *11.09.2000*
Registration authority: *the Russian Federal Securities Commission*

Restrictions of circulation of the issue of securities (if any): *no*

Market information on the securities issue: *the securities are traded in the Moscow International Currency Exchange*

Information on each tranche of the issue:

The tranche ordinal number: *1*
Number of bonds in the tranche: *360,000*
Aggregate value of the tranche:

The number of bonds to be offered during the first tranche is equal to 60% of the aggregate issue, i.e. Three Hundred Sixty Thousand (360,000).

Identification of the bonds of the tranche: *The Depositary grants to the bonds of each tranche a depositary code consisting of letters and numbers which shall identify the specific tranche of the issue. Such identification depositary code consists of symbols which indicate that the securities are bonds, and includes the issuer's name in Latin transcription, the ordinal number of the bonds issue and the ordinal number of the tranche. The depositary code is a mandatory detail which shall be referred to in financial statements of the depo accounts in which the bonds shall be recorded.*

Placement period: *10.18.2000 through 10.18.2000*
Number of actually placed securities as of the end of the quarter for which the report is made: *360,000*

The tranche ordinal number: *2*
Number of bonds in the tranche: *240,000*
Aggregate value of the tranche:

The number of bonds to be offered during the second tranche shall be equal to the aggregate issue minus the number of the bonds of the first tranche which have been actually placed.

Identification of the bonds of the tranche: *The identification is similar to that of the first tranche.*

Placement period: *10.27.2000 through 10.27.2000*
Number of actually placed securities as of the end of the quarter for which the report is made: *240,000*

The tranche ordinal number: *3*
Number of securities in the tranche:
Aggregate value of the tranche:

The number of bonds to be offered during the third tranche shall be equal to the aggregate issue minus the number of the bonds of the first and second tranches which have been actually placed.

Identification of the bonds of the tranche: *The identification is similar to that of the first tranche.*

Placement period: *- through -*
Number of actually placed securities as of the end of the quarter for which the report is made: *0*

The circulation period of the bonds: *10.18.2000 through 10.27.2003.*

Income payable on the bonds of this issue:
The procedure of calculation and payment of the income on each bond is described in detail in the Decision to Issue Securities which was approved by the Board of Directors of AO MGTS on August 18, 2000 (Minutes No. 55) and registered by the Federal Securities Commission of Russia on September 28, 2000 under State Registration No. 4-01-00083-A

Security of the bonds of this issue:
No

The income paid on the bonds of this issue in the quarter for which the report is made:
Cash: *RUR 32,772,000 with regard to 600,000 bonds*
no

Any other equivalent in kind: *RUR 0*
The terms of the issue do not provide for any other equivalent in kind.

Any other proprietary rights and (or) any other income: *RUR 0*
No

Additional material information on the securities of this issue:

The rights of each holder of a security of this issue:

Each bondholder shall have the right to the nominal value of each bond when such bond matures.
Each bondholder shall have the right to a coupon income payable as percentage of the nominal value of each bond.

Issue ordinal number: *2*
Series: *A2*
Type: *interest bearing*
Form of securities: *documentary bearer bonds*
Nominal value of each security: *RUR 1,000*
Number of securities in the issue: *1,000,000*
Aggregate value of the issue: *RUR 1,000,000,000*

State registration of the issue:
Registration date: *10.17.2001*
Registration No.: *4-02-00083-A*
Registration authority: *the Russian Federal Securities Commission*

Placement method: *open subscription*
Placement period: *11.13.2001 through 11.15.2001*
Current status of the issue: *the offering is closed*
Number of actually placed securities as of the end of the quarter for which the report is made: *1,000,000*

State registration of the report on the results of issuance:
Registration date: *12.10.2001*
Registration authority: *the Russian Federal Securities Commission*

Restrictions of circulation of the issue of securities (if any): *no*

Market information on the securities issue: *the securities are traded in the Moscow International Currency Exchange at the following address: Building 1, 11 Bolshoy Kislovsky pereulok, Moscow 103009 (mailing address is identical)*

The circulation period of the bonds: *11.13.2001 through 11.13.2004.*

Income payable on the bonds of this issue:

The procedure of calculation and payment of the income on each bond is described in detail in the Decision to Issue Securities which was approved by the Board of Directors of AO MGTS on August 27, 2000 (Minutes No.

71) and registered by the Federal Securities Commission of Russia on October 17, 2001 under State Registration No. 4-02-00083-A

Security of the bonds of this issue:
No

Any other equivalent in kind: *RUR 0*
The terms of the issue do not provide for any other equivalent in kind.

Any other proprietary rights and (or) any other income: *RUR 0*
No

Additional material information on the securities of this issue:
The rights of each holder of a security of this issue:

Each bondholder shall have the right to the nominal value of each bond when such bond matures.
Each bondholder shall have the right to a coupon income payable as percentage of the nominal value of each bond.

D. OTHER INFORMATION ON THE ISSUER'S SECURITIES

58, 59, 60 Rights of shareholders. Dividends payable on the issuer's shares.

58.1 Category of shares: *ordinary shares*
Form of shares: *registered shares issued in a book-entry form*
Full name of the category/type of the shares: *ordinary*
Rights exercisable by holders of this category (type) of shares:

Each holder of the Company's ordinary share shall have the right:

- *to participate in any general meeting of shareholders in person or through a proxy with the right to vote on all matters within its competence, and to propose issues for consideration in accordance with the Charter;*
- *to elect and to be elected to the Company's management and control bodies;*
- *to have access to the corporate documents of the Company and to obtain copies thereof for a charge;*

- *to dispose of the shares it or he holds without consent of other shareholders;*

- *to receive a portion of the net profit (dividends) in proportion with the number of shares it or he holds.*

  The Company shall adopt a decision to pay dividends on each category of outstanding shares once a year.

  Dividends shall be payable from the net profit of the Company within the financial year when the decision on payment of annual dividends was adopted.

  Shareholders having the right to participate in the annual general meeting shall be entitled to dividends on ordinary shares.

  The general meeting of shareholders may decide to pay no dividend on ordinary shares, to pay a partial dividend on preferred shares or to pay no dividend on each category of shares in the event the Company has had no net profit in the previous financial year.

  The Company shall not have the right to decide (declare) to pay dividends on ordinary shares unless it has taken the decision to pay in full the dividends on preferred shares the amount of which is specified herein.

- *To receive a portion of the Company's assets in the event of its liquidation;*

- *to exercise its or his rights through a proxy on the basis of a power-of-attorney.*

- *Each ordinary share shall grant its holder equal scope of rights.*

- *In the event the Company offers, through an open subscription, voting shares or securities convertible into voting shares payable for in cash, the holders of voting shares of the Company shall have pre-emptive right to purchase such securities in proportion to the number of voting shares of the Company they hold.*

- *Holders of voting shares of the Company shall have the right to require that the Company repurchase all the shares they hold or any portion thereof in the following instances:*

- *reorganization of the Company or entering into a large transaction, the decision on which shall be adopted by the general meeting of shareholders pursuant to the laws of the Russian Federation, if they had voted against the decision on reorganization or entering into such transaction or had not voted on such matter;*

- *amendments or supplements to the Charter of the Company or approval of a revised Charter which restrict their rights, if they had voted against the decision on reorganization or entering into such transaction or had not voted on such matter.*
  Shareholders shall exercise their right to request that the Company re-purchase the shares they hold in the procedure established in the laws of the Russian Federation currently in force.

- *Shareholders shall also have other rights and obligations as provided for herein and in applicable laws of the Russian Federation.*

- *Holder(s) of the aggregate amount of at least two (2) per cent of voting shares of the Company shall have the right, within 45 days after the end of the Company's financial year, to put not more than two items on the agenda of the annual general meeting of shareholders and to nominate members of the Board of Directors, the Audit Commission and the General Director of the Company. The number of nominees may not exceed the number of members of the control and corporate bodies, including not more that 1 nominee General Director.*

- *Each holder or holders of at least 10 per cent of the Company's voting shares may request that an extraordinary general meeting of shareholders be convened.*

Dividends on the shares of such category (type):

Period: *the 4th quarter of 1998*
Dividend accrued on each share: *RUR 0*
Aggregate dividends accrued on such category (type) of shares: *RUR 0*
Aggregate dividends actually paid on such category (type) of shares: *RUR 0*

Period: *the 4th quarter of 1999*
Dividend accrued on each share: *RUR 0*
Aggregate dividends accrued on such category (type) of shares: *RUR 0*
Aggregate dividends actually paid on such category (type) of shares: *RUR 0*

Period: *the 4th quarter of 2000*
Dividend accrued on each share: *RUR 0.68*
Aggregate dividends accrued on such category (type) of shares:
RUR 54,283,856
Aggregate dividends actually paid on such category (type) of shares:
RUR 53,261,991.2

Dividends accrued on such category (type) of shares but not yet due:

58.2 Category of shares: *preferred*
Form of shares: *registered shares issued in a book-entry form*
Full name of the category/type of the shares: *preferred*

Rights exercisable by holders of such category (type) of shares:
Each holder of a preferred share shall have the right:

- *to participate in any meeting of shareholders in person or through a proxy and to propose issues provided for in Section 7.3. of the Company's Charter;*

- *to an annual fixed dividend payable in accordance with Section 8 of the Company's Charter.*

The Company shall adopt a decision to pay dividends on each category of outstanding shares once a year.

Dividends shall be payable from the net profit of the Company within the financial year when the decision on payment of annual dividends was adopted.

The aggregate sum payable as the dividends on preferred shares shall be equal to 10 per cent of net profits of the Company for the last financial year divided by the number of preferred shares. If the sum of the dividend payable by the Company on each ordinary share in a certain year exceeds the sum payable as the dividend on each preferred share, the dividend on the latter shall be increased up to the dividend payable on ordinary shares.

In the event the Company has no net profit, the Board of Directors has the right to apply the special fund to pay the dividend on preferred shares. The amount of the dividend shall be determined by the amount of the fund but may not exceed the nominal value of each share.

Dividends shall be payable to those holders of preferred shares which were recorded in the register of persons entitled to annual dividends compiled on the basis of the Company's register of shareholders as of the date of closing the list of persons having the right to participate in the annual general meeting of shareholders.

The general meeting of shareholders may decide to pay no dividend on ordinary shares, to pay a partial dividend on preferred shares or to pay no dividend on each category of shares in the event the Company has had no net profit in the previous financial year.

The Company shall not have the right to decide (declare) to pay dividends on ordinary shares unless it has taken the decision to pay in full the dividends on preferred shares the amount of which is specified in the Company's Charter.

- *To have access to the corporate documents of the Company and to obtain copies thereof for a charge;*

- *to dispose of the shares it or he holds without consent of other shareholders;*

- *to exercise its or his rights through a proxy on the basis of a power-of-attorney;*

- *in the event of liquidation of the Company holders of preferred shares shall receive the liquidation value equal to the nominal value but not lower than the amount payable on each ordinary share at final settlement of accounts.*

- *Holders of preferred shares shall not have the right to vote at a meeting of shareholders on any matters other than the following:*

  - *Reorganization and liquidation of the Company.*

  - *Amendments or supplements to the Charter of the Company which restrict the rights of holders of preferred shares, including:*

    a. *establishing or increasing the amount of dividend and liquidation value payable on preferred shares of higher priority,*

    b. *granting the holders of other types of preferred shares a priority in receiving dividends and liquidation value of*

shares. In such event, the decision shall be adopted by holders of 2/3 of preferred shares.

- *Preferred shares of the Company of equal type shall grant their holders equal scope of rights and shall have equal nominal value.*

Dividends on the shares of such category (type):

Period: *the 4th quarter of 1998*
Dividend accrued on each share: *RUR 1*
Aggregate dividends accrued on such category (type) of shares:
RUR 319,317
Aggregate dividends actually paid on such category (type) of shares:
RUR 316,052.5

Period: *the 4th quarter of 1999*
Dividend accrued on each share (with a nominal value of RUR 1,000):
RUR 2.1
Aggregate dividends accrued on such category (type) of shares:
RUR 670,565.7
Aggregate dividends actually paid on such category (type) of shares:
RUR 668,662.1

Period: *the 4th quarter of 2000*
Dividend accrued on each share: *RUR 4.89*
Aggregate dividends accrued on such category (type) of shares:
RUR 78,073,006.5
Aggregate dividends actually paid on such category (type) of shares:
RUR 77,789,269.65

Dividends accrued on such category (type) of shares but not yet due:

61. Restrictions of circulation of securities.
See Sections 56 and 57.

62. Other material information on the issuer's securities:
none.

STATEMENT
On the accounting report for 1999.

Open Joint Stock Company "Moscow City Telephone Network".
General Information.
MGTS engages, pursuant to the Charter in the following principal business activities:

- rendering the services of telecommunications;
- assembling and supporting office switches and any other communications equipment;
- settling, on a contractual basis, mutual accounts for traffic with other operators;
- installing and servicing pay telephones on the licensed territory and collecting proceeds;
- rendering information services;
- manufacturing on a commercial basis technical facilities for the purposes of servicing the telephone network and repairing equipment;
- rendering transportation services;
- training, retraining and improving the skills of specialists and workers.

The Company also engages in the following business operations:

- printing;
- civil constructing;
- establishing food, retail and services outlets;
- retail sales of food-stuffs and non-food goods;
- providing recreation and sanitary services.

Company is registered at the following address: Building 2, 6 Degtyarny Pereulok, Moscow, having 19 divisions and 3 branches.
Number of personnel as on December 31, 1999 – 19,433.

Annex. Financial Statements for 1999

Method of establishing the proceeds: *upon shipment.*
No accelerated depreciation was used.
Recording exchange gains (losses): *as of the end of each month, the amounts to be credited or charged to the financial results.*

BALANCE SHEET
as of January 1, 2000

			CODES
		Form No. 1 OKUD[1]	0710001
		Date (year, month, date)	
Organization:	Open Joint Stock Company "Moscow City Telephone Network"	OKPO[2]	04856548
Sector (line of business)	telecommunications	OKONKh[3]	52300
Legal form	combined, Russian and foreign participation	KOPF[4]	30 (KFS)
Public property management agency:		OKPO[2]	
Unit:	RUR'000	SOEI[5]	
		Check sum	

1 Form code

2 National Classification Code of Enterprises and Organizations

3 National Classification Code of National Economy Sectors

4 Classification Code of Legal form

5 Currency code

ASSETS	Line code	Year beginning	Year end
1	2	3	4
1. NON-Current assets			
Intangible assets (04, 05), including:	110	26,281	46,260
organizational expenses	111	-	-
patents, licenses, trademarks (service marks), other similar rights and assets	112	26,281	46,260
Fixed assets (01, 02, 03), including:	120	8,134,780	8,187,602
land plots and natural objects	121	-	-
property, plant and equipment and other fixed assets	122	5,491,964	5,762,233
Construction in progress (07, 08, 61)	130	1,932,283	2,745,114
Long-term investments (06, 82), including:	140	145,430	125,822
investment in subsidiaries	141	8,729	8,787
investment in associated companies	142	50,254	50,306
investment in other organizations	143	48,946	12,191
loans to organizations for over 12 months	144	37,501	53,715
other long-term investments	145	-	823
Other non-current assets	150	-	711,484
Subtotal for Section I	190	10,238,774	11,816,282
II. Current assets			
Inventory , including:	210	164,316	262,975
raw materials, materials and similar values (10, 15, 16)	211	139,390	225,384
animals in breeding and fattening (11)	212	-	-
low-value and non-durable items (12, 13, 16)	213	11,085	16,909
expenditures on production in progress (working expenses) (20, 21, 23, 29, 30, 36, 44)	214	3,811	6,738
finished products and goods for re-sale (40, 41)	215	1,876	4,834
goods shipped (45)	216	-	-
deferred expenses (31)	217	8,154	9,110
other inventory and expenditures	218	-	-
VAT on acquired valuables (19)	220	144,342	294,095
Accounts receivable (maturing more than 12 months following the reporting date), including:	230	-	89,764
buyers and customers (62, 76, 82)	231	-	89,764
notes receivable (62)	232	-	-
related parties (78)	233	-	-
advances granted (61)	234	-	-
other debtors	235	-	-
Accounts receivable (maturing within 12 months following the reporting date), including:	240	771,870	838,033
buyers and customers (62, 76)	241	502,825	438,198
notes receivable (62)	242	-	-
related parties (78)	243	48,703	120,094
contributions to the Charter Capital of members (founders) receivable	244	-	-

ASSETS	Line code	Year beginning	Year end
1	2	3	4
(75)			
advances granted (61)	245	30,855	111,767
other debtors	246	189,487	167,975
Short-term investments (56, 58, 82), including:	250	582,914	849,780
investment in associated companies	251	-	-
own shares purchased from shareholders	252	-	-
other short-term investments	253	582,914	849,780
Cash , including:	260	481,941	474,921
cash in hand (50)	261	245	424
settlement accounts (51)	262	203,786	159,297
hard-currency accounts (52)	263	22,145	204,900
other cash (55, 56, 57)	264	255,765	110,300
Other current assets	270	11	43
Subtotal for Section II	290	2,145,394	2,809,611
III. LOSS Uncovered loss of previous periods (88)	310	1,855,184	1,855,184
Uncovered loss of the accounting year	320	-	96,086
Subtotal for Section III	390	1,855,184	1,951,270
BALANCE (sum of lines 190+290+390)	399	14,239,352	16,582,945

Liabilities	Line code	Year beginning	Year end
1	2	3	4
IV. CAPITAL AND RESERVES			
Charter capital (85)	410	1,916	1,915,901
Additional capital (87)	420	8,295,069	6,742,884
Reserve capital (86), including:	430	-	-
reserve funds formed in accordance with the laws	431	-	-
reserve funds formed in accordance with the founding documents	432	-	-
Accumulation fund (88)	440	128,942	5,455
Social fund (88)	450	62,831	62,831
Targeted funding and receipts (96)	460	719,241	719,232
Retained income of previous periods (88)	470	-	-
Retained income of the accounting year	480	-	-
Subtotal for Section IV	490	9,207,999	9,446,303
V. LONG-TERM LIABILITIES			
Borrowed monies (92, 95), including:	510	4,433,729	5,164,477
bank loans maturing more than 12 months following the reporting date	511	4,429,890	5,164,477
other loans maturing more than 12 months following the reporting date	512	3,839	-
Other long-term liabilities	520	-	-
Subtotal for Section V	590	4,433,729	5,164,477
VI. SHORT-TERM LIABILITIES			
Borrowed monies (90, 94), including:	610	-	760,146
bank loans	611	-	760,146
other loans	612	-	-
Accounts payable, including:	620	597,368	1,211,106
suppliers and contractors (60, 76)	621	440,425	954,047
notes payable (60)	622	-	-
accounts payable to associated companies (78)	623	160	2,587
wages payable (70)	624	26,056	39,472
contributions to the social insurance payable (69)	625	14,273	10,063
accounts payable to the budget (68)	626	-	33,425
advances received (64)	627	77,876	142,776
other creditors	628	38,578	28,736
Dividend settlements	630	256	232
Deferred revenue (83)	640	-	-
Consumption funds (88)	650	-	681
Provisions for liabilities and charges (89)	660	-	-
Other short-term liabilities	670	-	-
Subtotal for Section VI	690	597,624	1,972,165
BALANCE (sum of lines 490+590+690)	699	14,239,352	16,582,945

PROFIT AND LOSS STATEMENT
as of January 1, 2000

		CODES
	Form No. 2 OKUD[1]	710002
	Date (year, month, day)	
rganization: Open Joint Stock Company Moscow City Telephone Network	OKPO[2]	04856548
ector (line of business): telecommunications	OKONKh[3]	52300
egal form: combined, Russian and foreign participation	KOPF[4]	30 (KFS)
ıblic property management agency:	OKPO[2]	
nit: RUR'000	SOEI[5]	
	Check sum	

Indicator	Line code	For the accounting period	For equal period of previous year
1	2	3	4
et proceeds from sale of goods, products, works, services (minus AT, excises and similar mandatory payments)	010	4,346,929	3,018,776
ost of goods, products, services sold:	020	2,460,107	1,623,750
ommercial expenses	030	49,831	45,644
dministrative expenses	040	612,583	389,548
ıcome/(loss) from sales (lines (010-020-030-040))	050	1,224,408	959,834
ıterest receivable	060	65,301	97,582
ıterest payable	070	432,443	167,871
evenues from participation in other organizations	080	46,809	53,390
ther operating revenues	090	2,199,933	763,332
ther operating expenses	100	3,092,529	3,477,640
ıcome/(loss) from business (lines (050+060-070+080+090-100)	110	11,479	(1,771,373)
ther non-sales revenues	120	202,225	134,464

1 Form code

2 National Classification Code of Enterprise and Organizations

3 National Classification Code of National Economy Sectors

4 Classification Code of Legal form

5 Currency code

Indicator	Line code	For the accounting period	For equal period of previous year
1	2	3	4
Other non-sales expenses	130	189,162	211,031
Income/(loss) for the accounting period (lines (110+120-130)	140	24,542	(1,847,940)
Income tax	150	110,578	178
Diversion of funds	160	10,050	7,066
Retained income/(loss) for the accounting period (lines 140-150-160)	170	(96,086)	(1,855,184)

REPORT ON CAPITAL FLOW
as of January 1, 2000

		CODES
	Form No. 3 OKUD[1]	0710003
	Date (year, month, day)	
rganization: Open Joint Stock Company Moscow City Telephone Network	OKPO[2]	04856548
ector (line of business) telecommunications	OKONKh[3]	52300
egal form combined, Russian and foreign participation	KOPF[4]	30 (KFS)
ublic property management agency:	OKPO[2]	
nit: RUR'000	SOEI[5]	
	Check sum	

Indicator	Line Code	Balance as of the beginning of the year	Received within the accounting year	Spent (applied) within the accounting year	Balance as of the end of the year
1	2	3	4	5	6
I. INTERNAL CAPITAL					
Charter capital	010	1,916.00	1,913,985.00	-	1,915,901.00
Additional capital	020	8,295,069.00	362,376.00	1,914,561.00	6,742,884.00
Increase in the assets value upon revaluation	021	7,419,970.00	-	1,914,205.00	5,505,765.00
Reserve fund	030	-	-	-	-
	040	-	-	-	-
Retained income of previous years	050	-	-	-	-
Accumulation funds, total	060	128,942.00	97,477.00	220,964.00	5,455.00
Social sphere fund	070	62,831.00	-	-	62,831.00

1 Form code

2 National Classification Code of Enterprises and Organizations

3 National Classification Code of National Economy Sectors

4 Classification Code of Legal Forms

5 Currency code

	080	-	-	-	-
Targeted financing and budget receipts	090	(11.00)	2,073.00	2,105.00	(43.00)
Targeted financing and receipts from industry and interindustry off-budget funds, TOTAL	100	719,241.00	300.00	309.00	719,232.00
TOTAL for Section 1	**130**	**9,207,988.00**	**2,376,211.00**	**2,137,939.00**	**9,446,260.00**
II. OTHER FUNDS AND RESERVES					
Consumption funds, total	140	-	1,000.00	319.00	681.00
Provisions for deferred charges and payments, TOTAL	150	-	-	-	-
Estimated reserves, TOTAL	160	87,054.00	17,584.00	4,026.00	100,612.00
	170	-	-	-	-
TOTAL for Section II	**180**	**87,054.00**	**18,584.00**	**4,345.00**	**101,293.00**

References

Indicator	Line Code	Balance as of the beginning of the year	Balance as of the end of the year
1	2	3	4
1. Net assets	185	6,633,574.00	6,770,699.00
		from the budget	from industry and interindustry funds
		3	4
2) Received for the purposes of: capital investments	191	-	-
science and research	192	-	-
compensation of loss	193	-	-
social development	194	-	300.00
other purposes	195	2,073.00	-

REPORT ON CASH FLOW
as of January 1, 2000

		CODES
	Form No. 4 OKUD[1]	0710004
	Date (year, month, day)	
rganization: Open Joint Stock Company Moscow City Telephone Network	OKPO[2]	04856548
ector (line of business): telecommunications	OKONKh[3]	52300
egal form: combined, Russian and foreign participation	KOPF[4]	30 (KFS)
ublic property management agency:	OKPO[2]	
nit: RUR'000	SOEI[5]	
	Check sum	

Indicator	Line code	Amount	including		
			current operations	investment operations	financial operations
1	2	3	4	5	6
Balance cash as of the beginning of the year	010	565,917	x	x	x
Incoming cash, TOTAL:	020	12,670,466	5,755,161	361,554	6,553,751
ncluding: proceeds from sales of goods, works and services	030	4,454,447	4,454,447	x	x
proceeds from sales of fixed assets and other property	040	360,406	1,345	359,061	-
advances received from buyers (customers)	050	1,101,993	1,101,993	x	x
allocations from budget and other targeted financing	060	2,373	338	2,035	-
free of charge	070	-	-	-	-
loans and borrowings	080	2,275,623	-	-	2,275,623
dividends, interest on financial investments	090	106,420	x	458	105,962
other receipts	110	4,369,204	197,038	-	4,172,166
Allocated cash, TOTAL:	120	12,765,853	2,827,913	1,427,325	7,553,734
including:	130	1,330,038	1,330,038	-	-

1 Form code

2 National Classification Code of Enterprise and Organizations

3 National Classification Code of National Economy Sectors

4 Classification Code of Legal Forms

5 Currency code

Indicator	Line code	Amount	including		
			current operations	investment operations	financial operations
1	2	3	4	5	6
- payments for purchased goods, works or services					
- payment of wages	140	677,195	x	x	x
- deductions for social purposes	150	279,686	x	x	x
- imprest	160	6,500	6,500	-	-
- advances	170	602,719	343,089	259,630	
- share in construction	180	8,777	x	8,777	x
- payments for plant, equipment and vehicles	190	1,133,718	x	1,133,718	x
- for financial investments	200	2,020,096	-	25,200	1,994,896
- for payment of dividends, interest	210	355	x	-	355
- settlements with the budget	220	827,599	827,599	x	-
- payments of interest on loans received	230	600,468	-	-	600,468
- other payments, remittances, etc.	250	5,278,702	320,687	-	4,958,015
4. Balance cash as of the end of the accounting period	260	470,530	x	x	x

FOR REFERENCE:

From line 020, funds received in cash (other than line 100), TOTAL	270	35,824
including: settlements with legal entities	280	5,982
settlements with individuals	290	29,842
including: with use of: cash apparatus	291	16,104
strict report cards	292	13,738
Cash		
received from a bank to the entity's cash department	295	660,787
deposited with a bank from the entity's cash department	296	37,067

ANNEX TO THE BALANCE SHEET
as of January 1, 2000

			CODES
		Form No. 5 OKUD[1]	0710004
		Date (year, month, day)	
rganization:	Open Joint Stock Company Moscow City Telephone Network	OKPO[2]	04856548
ector (line of business)	telecommunications	OKONKh[3]	52300
egal form	combined, Russian and foreign participation	KOPF[4]	30 (KFS)
ıblic property management agency:		OKPO[2]	
nit:	RUR'000	SOEI[5]	
		Check sum	

1. BORROWED FUNDS FLOW

Indicator	Line Code	Balance as of the beginning of the year	Received	Repaid	Balance as of the end of the year
1	2	3	4	5	6
term bank loans	110	4,343,556.00	2,321,926.00	1,640,812.00	5,024,670.00
ling those not repaid when due	111	-	-	-	-
long-term loans	120	3,839.00	-	3,839.00	-
ling those not repaid when due	121	-	-	-	-
term bank loans	130	-	1,840,058.00	1,085,827.00	754,231.00

1 Form code

2 National Classification Code of Enterprise and Organizations

3 National Classification Code of National Economy Sectors

4 Classification Code of Legal Forms

5 Currency code

Including those not repaid when due	131	-	-	-	-
Bank loans granted to employees	140	-	-	-	-
Including those not repaid when due	141	-	-	-	-
Other short-term loans	150	-	-	-	-
Including those not repaid when due	151	-	-	-	-

2. ACCOUNTS RECEIVABLE AND ACCOUNTS PAYABLE

Indicator	Line Code	Balance as of the beginning of the year	New liabilities	Liabilities met	Balance as of the end of the year
1	2	3	4	5	6
ınts payable: t-term	210	858,924.00	18,013,339.00	17,896,374.00	975,889.00
ling those overdue	211	92,819.00	1,000,428.00	950,897.00	142,350.00
ling those overdue for more than 3 ıs	212	55,308.00	642,622.00	584,527.00	113,402.00
-term	220	-	89,764.00	-	89,764.00
ling those overdue	221	-	-	-	-
ling those overdue for more than 3 ıs	222	-	-	-	-
Line 220: accounts receivable ma- later than 12 months following the ing date	223	-	-	-	-
ınts payable: t-term	230	597,368.00	22,528,102.00	21,877,120.00	1,248,350.00
ling those overdue	231	22,102.00	276,001.00	266,378.00	31,725.00
ling those overdue for more than 3 ıs	232	11,033.00	163,156.00	161,018.00	13,171.00
-term	240	-	-	-	-
ling those overdue	241	-	-	-	-
ling those overdue for more than 3 ıs	242	-	-	-	-
Line 240: accounts payable matur- :er than 12 months following the ing date	243	-	-	-	-
ity: ived	250	-	-	-	-
ling from third persons	251				
ted	260				
ling to third persons	261				

REFERENCES TO SECTION 2

Indicator	Line Code	Balance as of the beginning of the year	New liabilities	Liabilities met	Balance as of the end of the year
1	2	3	4	5	6
1. Notes flow: - notes issued	262	-	-	-	-
including those overdue	263	-	-	-	-
Notes received	264	11,363.00	8,744.00	12,107.00	8,000.00
including those overdue	265	-	-	-	-
2. Accounts receivable relating to products shipped at actual cost	266	-	-	-	-

		For the accounting year	For the preceding year
1	2	3	4
3. Accounts receivable written into financial results	267	5,590.00	8,174.00
Including those after the final deadline	268	2,029.00	2,432.00

4. List of Major Debtors

Name of the Entity	Line Code	Balance as of the end of the year	
		Total	Overdue for more than 3 months
1	2	3	4
MNIIPA	270	1,744.00	1,517.00
Military Unit 32152	271	18,573.00	15,754.00
Military Unit 45603	272	6,178.00	5,463.00
Main Department of Information Resources of Russian Governmental Authorities	273	3,746.00	2,532.00
GUNPO of the Ministry of Interior Affairs of Russia	274	3,003.00	1,717.00
The Federal Security Service of Moscow and the Moscow Region	275	2,741.00	2,511.00
Military Unit 3472, Reutovo-3 143951	276	2,268.00	1,893.00
Buildings Operation Department of President of the Russian Federation	277	1,441.00	1,437.00
Executive Directorate of the FSTR of Russia	278	1,223.00	1,015.00
Energy communications	279	1,397.00	154.00

3. DEPRECIABLE ASSETS

Indicator	Line Code	Balance as of the beginning of the year	Received (put into operation)	Put out of operation	Balance as of the end of the year
1	2	3	4	5	6
·ANGIBLE ASSETS					
; to intellectual (industrial) property	310	17,449.00	29,544.00	17.00	46,976.00
ling those arising from: ıthor's and other agreements for ·orks of science, art, literary works ıd objects of adjacent rights, soft- ·are, databases, etc.	311	17,449.00	29,544.00	17.00	46,976.00
atents for inventions, industrial ımples, collections, certificates for seful models, trade marks, service ıarks or license agreements for ap- lication thereof	312	-	-	-	-
ghts to know-how	313	-	-	-	-
; to use separate natural objects	320	-	-	-	-
ıizational expenses	330	-	-	-	-
vill	340	-	-	-	-
	320	18,375.00	(1,813.00)	154.00	16,408.00
\L (sum of lines 310 + 320 + 330 + 349)	**320**	**35,824.00**	**27,731.00**	**171.00**	**63,384.00**
IXED ASSETS					
plots and natural objects	360	-	-	-	-
ngs	361	2,925,835.00	30,287.00	12,652.00	2,943,470.00
ructions	362	2,377,202.00	97,764.00	-	2,474,965.00
and equipment	363	4,766,850.00	502,333.00	22,022.00	5,247,161.00
les	364	47,435.00	8,240.00	1,429.00	54,247.00
, production and household imple-	365	31,534.00	17,703.00	1,070.00	48,167.00
ing livestock	366	-	-	-	-
ctive livestock	367	-	-	-	-
nial plantations	368	45.00	223.00	-	267.00
fixed assets	369	6,085,095.00	168,824.00	121.00	6,253,798.00
(sum of lines 360 through 369)	370	16,233,996.00	825,373.00	37,294.00	17,022,075.00
ling:					

production	371	16,149,005.00	820,230.00	35,877.00	16,933,358.00
non-production	372	84,991.00	5,144.00	1,417.00	88,718.00
III. Low-value and non-durable items					
TOTAL	380	141,209.00	131,908.00	69,708.00	203,409.00
Including: in stock	381	10,942.00	50,824.00	44,276.00	17,489.00
in operation	382	130,267.00	81,085.00	25,431.00	185,920.00

REFERENCE TO SECTION 3

Indicator	Line Code	As of the beginning of the year	As/ of the end of the year
1	2	3	4
From Line 371, Columns 3 and 6: fixed assets leased out, TOTAL	385	-	-
including: buildings:	386	-	-
constructions	387	-	-
	388	-	-
	389	-	-
Depreciation of depreciable assets: - intangible assets	391	9,543.00	17,124.00
- fixed assets, TOTAL	392	8,099,216.00	8,834,474.00
Including: - buildings and constructions	393	1,744,046.00	1,830,860.00
- plant, equipment, vehicles	394	2,737,522.00	3,094,438.00
- other	395	3,617,648.00	3,909,176.00
- low-value and non-durable goods	396	130,124.00	186,500.00
For reference: The result of indexation in connection with revaluation of fixed assets: - of the initial (recovered) value	397	-	X
- of depreciation	398	-	X
Pledged assets	400	-	-

4. FLOW OF LONG-TERM INVESTMENTS AND FINANCIAL INVESTMENTS

Indicator	Line code	Balance as of the beginning of the year	Accrued (created)	Applied	Balance as of the end of the year
1	2	3	4	5	6
al funds of the entity, TOTAL	410	-	873,566.00	873,566.00	-
ling: eciation of fixed assets	411	-	768,468.00	768,468.00	-
eciation of intangible assets	412	-	7,621.00	7,621.00	-
ned income (accumulation fund)	413	-	97,477.00	97,477.00	-
r	414	-	-	-	-
:ted funds, TOTAL	420	16,912.00	1,210,472.00	1,227,384.00	-
ling: : loans	421	16,912.00	389,482.00	406,394.00	-
granted by other entities	422	-	-	-	-
ed construction	423	-	-	-	-
ı the budget	424	-	-	-	-
ı off-budget funds	425	-	-	-	-
r	426	-	820,990.00	820,990.00	-
ıL internal and attracted funds (sum :s 410 and 420)	430	16,912.00	2,084,038.00	2,100,950.00	
REFERENCE: uction in progress	440	849,903.00	2,000,094.00	709,004.00	2,140,993.00
ments in subsidiaries	450	8,729.00	58.00	-	8,787.00
ments in dependent companies	460	50,254.00	52.00	-	50,306.00

5. FINANCIAL INVESTMENTS

Indicator	Line Code	Long-Term		Short-Term	
		as of the beginning of the year	as of the end of the year	as of the beginning of the year	as of the end of the year
1	2	3	4	5	6
sts and shares in other enterprises	510	107,929.00	12,141.00	-	-
; and other securities	520	-	823.00	576,914.00	810,330.00
. granted	530	37,501.00	53,715.00	-	25,450.00
	540	-	50.00	6,000.00	14,000.00
REFERENCE:	540	-	-	-	-

bonds at the market value					

6. EXPENSES INCURRED BY THE ENTITY

Expense Items	Line Code	For the accounting year	For the preceding year
1	2	3	4
Material expenses	610	500,986.00	415,801.00
Expenses for wages	620	753,659.00	537,595.00
Deductions for social purposes	630	288,757.00	206,796.00
Depreciation of fixed assets	640	766,888.00	391,324.00
Other expenses	650	820,975.00	533,850.00
TOTAL expenses	660	3,131,265.00	2,085,366.00
Including those credited to non-production accounts	661	34,353.00	14,823.00

7. BREAKDOWN OF CERTAIN INCOME AND LOSS

Indicator	Line Code	For the Accounting Year		For the preceding year	
		income	loss	income	loss
1	2	3	4	5	6
Fines and penalties acknowledged or for which court (arbitration court) decisions on recovery have been received	710	202.00	34.00	21.00	65.00
Income (loss) of previous periods	720	112,389.00	22,437.00	26,037.00	6,013.00
Compensation of damages caused by failure to perform or undue performance	730	-	-	-	-
Differences relating to changes in exchange rates in connection with foreign exchange transactions	740	288,532.00	1,536,024.00	687,964.00	3,285,320.00
Taxes	750	-	-	-	-
Difference in sums	760	-	-	-	-
Sales of fixed assets	770	-	-	-	-

8. SOCIAL INDICATORS

Indicator	Line Code	Due according to the calculation	Spent	Transferred to funds
:tion for social purposes: › the Social Insurance Fund	810	46,619.00	37,043.00	10,762.00
› the Pension Fund	820	222,180.00	-	225,248.00
› the Employment Fund	830	14,466.00	-	15,695.00
›r medical insurance	840	27,574.00	-	27,981.00
.ge number of employees			850	19,858.00
ents in cash and awards not related to production, performance of work and render- rvices			860	3,790.00
ıues on shares and contributions to the assets of the entity			870	371.00

9. REFERENCE ON ASSETS RECORDED IN OFF-BALANCE ACCOUNTS

Off-balance account	Line Code	As of the beginning of the year	As of the end of the year
1	2	3	4
d fixed assets (001)	910	24,613.00	22,529.00
ling those under leasing agreements	911	14,921.00	20,164.00
; and valuables accepted for custody (002)	920	35.00	532.00
; accepted on commission (004)	930	-	-
tedness of insolvent debtors written into loss (007)	940	14,162.00	9,926.00
ciation of housing (014)	950	2,287.00	2,396.00
ciation of outer improvements and similar objects	960	-	9.00
y reported blanks and counters	970	23.00	179.00
ities granted (009)	980	-	-
ities received	990	-	-

Accounting Policies of the Company

1. Basis of Presentation.

The accounting report is formed in accordance to the contemporary accounting regulations of Russian Federation i.e. the Federal Law № 129- FZ from November 21, 1996 "On Accounting" and the Regulations on the Accounting and Reports in the Russian Federation approved by the Ministry of Finance of the Russian Federation. All assets and liabilities, except fixed assets are evaluated in accordance to its actual purchase cost. All foreign exchange operations are reported at the official exchange rate effective on the date of transaction. All monetary assets and liabilities denominated in foreign currency are translated into RUR at the official exchange rate as of December 31, 1999 equal to RUR 27.00 per USD. Exchange gain and losses which arose during the year from operations with assets and liabilities and from translation assets and liabilities at exchange rates effective at the reporting date were credited or charged to the profit and loss account.

Intangible Assets
The Company's intangible assets include the rights to use software. The Company depreciates such assets either on a straight-line basis over the useful life as stated out in relevant documents or over a 10-year period in the event the useful life is not indicated.

Fixed Assets
Each item of fixed assets is reported at actual cost of acquisition or construction. The historic cost of fixed assets acquired in exchange for any other non-monetary assets is deemed to be equal to the value of the exchanged assets as reflected in the balance sheet. Fixed assets are reported at historic (replacement) cost minus the depreciation accrued over the total period of operation.
As of January 1, 2000, the Company re-evaluated its plant and equipment on the basis of market prices. The results of such re-evaluation will be included in the

balance sheet for the first quarter of 2000. The fixed assets are depreciated on a straight-line basis in accordance with the standards set forth by the Government:

buildings	- 2% annually,
property, plant and equipment	-10 to 15% annually,
vehicles	-15 to 20% annually
hardware	- 20% annually,
other	-10 to 35% annually.

No depreciation was accrued on fixed assets acquired by the Company free of charge and land plots recorded in the balance sheet.
Any gain or loss resulting from disposal of fixed assets is included in the operating income or loss.
Interest on loans used to acquire (construct) fixed assets accrued before such fixed assets have been put into operation are included in the historical cost of such assets.

Investments in Shares

Investments in shares are recorded at actual purchase costs.

Debt Securities

All debt securities are recorded at purchase costs. The difference between the purchase cost and the nominal value of each security is credited or charged to the profit and loss account in equal portions over the circulation period of such security.

Production Inventories :

The Company evaluates its production inventories at total actual purchase costs. Materials the market value of which at the end of the year was lower than the actual purchase costs because of drop in prices in the reporting year are recorded at market costs. Costs of inventories are evaluated on the date when such inventories are issued for production or written off for any other reason at actual purchase costs.
Cost of low-value and non-durable items (tools, implements and fixtures) is 100% depreciated on the date such items'sre issued
for production.

Deferred Expenses

Expenses incurred by the Company in the reporting year related to subsequent reporting periods (rentals paid in advance and insurance payments) are recorded as deferred expenses. Such expenses are written off in equal portions, as a rule, during one year.

Doubtful Debt Reserves.

The Company established provisions for doubtful debts quarterly. The reserve corresponds to the receivable, which will be doubtfully according to the Company's administration view re-paid. Such receivables include. Separate reserve is established for to

each doubtful debt

Allowance for Doubtful Accounts

The Company establishes an allowance for doubtful accounts, which is credited or charged to the statement of operations on *a* quarterly basis. Such allowance relates to accounts receivable, which are doubtful in the opinion of the Company's management. Such accounts receivable comprise debts of businesses which remain overdue for more than 6 months. A special allowance is created for each doubtful account.

Revenue Recognition

Revenue is recognized when products are dispatched (or services are rendered) to buyers and relevant settlement documents are delivered. Revenue is recorded in the statements net of Value Added Tax and sales tax.

Revision of the Accounting Policy

The Company did not revise its accounting policy during the reporting year.
The Company's accounting policy for 2000 was revised in accordance with the following Regulations on Accounting (the "ROA").
effective as of January 1, 2000;

ROA 4/99 "Accounts of an Organization"
ROA 9/99 "Income of an Organization",
ROA 10/99 'Expenses of an Organization".

in particular, as of January 1, 2000, all proceeds from sales of products in the form of exchange of products (barter) are evaluated, in accordance with ROA 9/99, as costs of assets received (or receivable) by the Company calculated as the price which the Company normally uses to evaluate costs of similar assets in comparable condition

Borrowed money

Borrowed money are recorded in the balance sheet together with the interest accrued but not paid out as of the date of each statement.

Opening Balance Sheet

AO MGTS opening balance sheet for 1999 was prepared in accordance with the data contained in the closing balance sheet
for 1998

Beginning of the Years Balance.

Beginning of the Years Balance for 1999 is formed in accordance to the 1998 End of Year Balance data with respect of the corrections listed below:

2. Chapter Capital.

Company's Chapter Capital is increased to the size of RUR 1,915,901,000 by conversion of Company's stocks to the stocks with higher nominal value. Now,

stock's nominal value equals RUR 1,000. Increase of Company's Chapter Capital was finances from the Additional Capital formed as a result of Company's fixed assets' revaluation in the previous years. On December 31,1999 Company's charter capital is fully paid and contains:
1,596,584 of ordinary shares with its nominal value of RUR 1,000 each and
319,317 of privileged shares with its nominal value of RUR 1,000 each.

3. Company's affiliates

The Company is controlled by its main shareholder "MKNT &Co.", owning 55,56% of its ordinary shares. 28% of Company's voting shares belong to AO "Sviazinvest"
As on the beginning of the reporting year the "Targeted Finance" article of the Balance Sheet represents RUR 719,232,000, received from the main shareholder on the completion of the tender investment programme.

4. Taxation

For the fiscal reasons the Company's Revenue is recognized when products are dispatched (or services are rendered) to buyers and relevant settlement documents are delivered.

5. Company's Subsidiaries and Dependent Organisations.

Currently AO MGTS is the fonder 26 entities, 14 of which provide up-to date international standard telecommunications services using new technologies. As on January 1, 2000 the aggregate investment in to mentioned entities reached RUR 56,076,500.
The list of Company's affiliates is presented below:

Entety's name	Stock type	Number of stocks	Nominal value (RUR)	Sum of Investment (RUR)	Level of Participance%
ZAO AMT	Ordinary	10	2 050	20 500	100
ZAO PTT-Teleport Moscow	Ordinary	965	2	1 834	51
ZAO "Centr TS"	Ordinary	380	10	3 800	50
ZAO Komstar	Ordinary	500	23 020	11 510 000	50
ZAO "Golden Line"	Ordinary	5 000 000	5	25 000 000	50
OAO "MS-Tel"	Ordinary	500	100	50 000	50
ZAO "Radio Page"	Ordinary	400	100	40 000	40
Zao "Telmos"	Ordinary	6 148	2 000	12 296 000	40
AKB "Link Bank"	ordinary	135 000	10	1 350 000	24,6
OAO MSS	ordinary	23 500	10	235 000	23,5
	priveliged	5 875	10	58 750	23,5
ZAO "MTU Inform" Company	priveliged	220	10	2 200	22
ZAO CinC	ordinary	190	320	60 800	19
OOO "Mediocom-33"		1		0	19
ZAO MTT	ordinary	15 000	1	15 000	15

	priveliged	10 592	1	10 592	6
OAO "Reestr"	ordinary	16 200	10	162 000	11,8
ZAO NTC "Komset"	ordinary	3 547	10	35 470	11,09
ZAO MTK TRUNK	ordinary	244	50	12 200	10
ZAO "Expo Telecom"	ordinary	10	3 500	35 000	10
ZAO "Moskowsky Teleport@	ordinary	40	5	200	10
AKB "MBRR"	ordinary	9 600	500	4 800 000	10
ZAO VOLS	ordinary	100	1	100	10
ZAO Global One Net	ordinary	151	1	151	6,74
ZAO City Telecom	ordinary	500	5 000	2 500 000	5
ZAO ROSICO	ordinary	392	392	153 664	2,29
AKB Promstroibank	ordinary	2 742	5 484	15 037 128	0,055

AO MGTS interests into its Subsidiaries and Dependent Organizations is presended at the Balance Sheet as " Long Term Investments."

Company's Subsidiaries 1999 financial results (Uncovered Losses);

	RUR'000
ZAO "PTT Teleport"	-59,444
ZAO AMT	-2,595

6. **Dividends**

In the reporting year the dividends are going to be paid from the special reserve fund formed from the profits of the previous years. The size of reserve for 1999 - RUR 1,00,000. According to the general shareholders meeting decision the size of dividends for the privileged stocks for 1998 was approved as RUR 319,000. 1999 dividends were distributed as follows: RUR 77,034 were paid to the owners of privileged stocks – OAO MGTS employees, RUR 204,362 were paid to the legal entities, RUR 37,921 – to the individual shareholders. Ordinary shares' dividends were not paid.

The size of Dividends for 1999 is going to be approved by the incoming general shareholders meeting on June 20, 2000.

7. **Expenses financed from the Company's Net Profits.**

In accordance to the 1999 Shareholders annual meeting decision "0n the distribution of the net profit" Company spend RUR 5,782,000 from its profits for the charity.

8. **Construction in progress and other non-working assets**

As on December 31, 1999 this article includes:

	As on 1/01/99 RUR'000	**As on 1/01/00 RUR'000**
Equipment to install	215,448	516,289
Capital investment	849,902	2,140,993
Advances paid and receivables	866,933	42,832

in connection to the execution
of investment projects

First Section of Balance Sheet as on the end of the reporting year includes the amount of non- working assets containing Receivables on Investments financed by
ZAO "Absolut" RUR 711,484,000

9. Company's receivables.	**As on 1/01/99 RUR'000**	**As on 1/01/00 RUR'000**

1. **Telecommunication services**

2. **Including** **419,655**
505,374

3. Legal entities financed from 154,332
153,194

the budgets		
Private enterprise	240,443	316,828
Individuals	24,880	35,352

4. **Other services** **9,144**
11,328

Other trade debtors	**74,026**	**11,260**
Doubtful debtors	**87,054**	**100,611**
Other debtors including	**189,487**	**167,975**
Contractors and suppliers	131,416	108,571

10. Accounts payable.
Long term liabilities

Loans granted by foreign suppliers of eqiupment	**As on 1/01/99 RUR'000**	**As on 1/01/00 RUR'000**
including	351,884	706,122
ECI Telecom	210,332	183,856
Lucent Technologies		18,107
Nokia	8,394	28,448
Siemens	133,188	192,456
Strom Telecom		107,610
Tesla Carling		47,627
Ericson		117,450
Plus Telecommunications		10,568

Short Term Liabilities	**As on 1/01/99**	**As on 1/01/00**

5. RUR'000

RUR'000

Other creditors 88,581 247,925

11. Bank Credits and Loans

The attached table 1 lists the bank credits and loans of AO MGTS as on 01/01/2000.

Creditor	The amount of debt as on 1/01/200 (RUR'000)	The amount to be re-paid in 2000 (RUR'000)
GUTA Bank	169 916	73 089
ING Bank	526 082	355 387
CSFB	635 340	276 510
Salomon Brothers	3 833 094	124 644
Total of the long term loans	1 164 477	829 630
Sberbank	660 146	660 146
GUTA Bank	100 000	100 000
Total of the short term loans	760 146	760 146

6. Other Cash

'Other Cash" article of the Balance Sheet includes:

	As on 1/01/99	As on 1/01/00
7.	RUR'000	RUR'000
Special account	255.688	105.917
In cashed documents	77	4.383
Other		1.253

13. Additional Capital, Special Funds.

Additional Capital is formed from the revaluation of Company's fixed assets. The decrease of the additional capital is caused by its transformation into the chapter capital in 1999.

The Company established specialised funds to account for sources of capital investments fund of social benefits and funds allocated for consumption. These fund were not finance in 1999 due to the absence of profit in the reporting year.

14. Net Assets Valuation.

	Indicators	On the begin-	On the end of the

		ning of the year	year
	ASSETS		
1	Intangible assets	26 281	46 260
2	Fixed assets	8 134 780	8187601
3	Construction in progress		
4	Long-term financial invest-ments	145 430	125 822
5	Other Fixed assets	0	711 484
6	Stocks, including:	164 316	262 975
7	VAT on acquired valu-ables	144 342	294 095
8	Accounts receivable, includ-ing:	771 870	965 042
9	Short-term financial invest-ments	582 914	849 780
10	Cash	481 941	474 921
11	Other working assets	0	0
12	TOTAL ASSETS	12 384 157	14 663 094
	LIABILITIES		
13	Targeted Finance	719 230	719 189
14	Attracted funds	4 433 729	5 824 623
15	Accounts paiable	597 367	1 248 351
16	Dividends	256	233
17	Reserves for deferred ex-spences	0	0
18	Other Liabilities	0	0
19	TOTAL LIABILITIES	5 750 582	7 792 396
20	AMMOUNT OF	6 633 575	6 870 698

15. Garantees.

Issued guarantees

Creditor	Debtor	Amount (RUR)
GUTA Bank	ZAO PTT Teleport	220,860,000
Guta Bank	ZAO Golden Line	135,000,000
Zao Gosinkor Leasing	ZAO MTK Trunk	115,142,938
AKB "MBRR"		937,440
TOTAL		417,940,378

Garantees revieved

Bank's name	Amount of guarantee (RUR)
OAO "Promstroibank"	149,693,378

16. Short term financial investments as on January 1, 2000

As on January 1, 2000 Company's short term financial investments equal RUR 849,870,000 including:

	RUR
Salomon Brothers credit certificates	97,476,683
Vneshtorgbank bonds	104,364,210

17. Company's Risks.

Company's production activity and revenues are influenced by political and economical instability and frequent changes in fiscal and corporate legislation. The consequences of such instability are unpredictable.

Conclusion Of An Accounting Company (An Auditor)
On The Financial Statements
For The Year Ended December 31, 1999

Closed Joint Stock Company Coopers & Lybrand (ZAO Coopers & Lybrand)
Building 5, 52 Kosmodamianskaya Naberezhnaya, 113054 Moscow, Russia
Telephone: 7 (095) 967 6000, facsimile (095) 967 6001

CONCLUSION OF AN ACCOUNTING COMPANY
ON THE FINANCIAL STATEMENTS OF
JSC Moscow City Telephone Network
for the year ended December 31, 1999

To shareholders of JSC Moscow City Telephone Network

1. We have audited the accompanying consolidated financial statements of JSC Moscow City Telephone Network (the "Company") for the year ended December 31, 1999. These financial statements were prepared by the management of the Company pursuant to Federal Law "On Accounting" and Regulations on Accounting and Reports in the Russian Federation approved by Order of the Ministry of Finance of the Russian Federation No. 34n, dated July 29, 1998. Financial statements prepared pursuant to the

Law and the said Regulations differ significantly from the financial statements prepared in accordance with International Accounting Standards.

2. These financial statements are the responsibility of the management of JSC MGTS. Our responsibility is to express an opinion on reliability, in all material respects, of these financial statements based on our audits.

3. We conducted our audits in accordance with the Temporary Regulations on Auditing Activities in the Russian Federation approved by Decree of the President of the Russian Federation No. 2263, dated December 22, 1993, the Rules (Standards) of Audit approved by the Commission on Audit under the President of the Russian Federation, and International Audit Standards. In accordance with the above Rules and Standards, we planned and performed the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The audit included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. In addition, the audit included an evaluation of the accepted accounting policy and most important calculations made by the management of the Company as well as an evaluation of the general presentation of the financial statements for the purposes of establishing the compliance thereof with regulations of the Russian Federation. We believe our audits provide a reasonable basis for our opinion on reliability of these financial statements.

4. In our opinion, the financial statements attached hereto are reliable, i.e. are prepared to present fairly, in all material respects, the assets and liabilities of the Company as of December 31, 1999, and financial results of its operations for the year then ended, pursuant to Federal Law "On Accounting" and Regulations on Accounting and Reports in the Russian Federation approved by Order of the Ministry of Finance of the Russian Federation No. 34n, dated July 29, 1998.

5. Without prejudice to the above opinion, we note that in economical instability in the Russian Federation has affected the operations of the Company as well as other similar entities in Russia, and this effect may continue in the near future.

6. The instability of the Russian economy makes it not clear whether JSC Moscow City Telephone Network will be able to comply with all terms of the loan agreement relating to the issue of eurobonds. One of the terms of the loan agreement contains, in particular, a requirement to ensure the maximum level of net assets which shall be determined on the basis of the financial statements prepared in accordance with the Generally Accepted Accounting Principles of the USA (GAAP of the USA). As of the date hereof, JSC Moscow City Telephone Network has not completed the preparation of its financial statements in accordance with the GAAP of the USA which makes it unclear whether the Company has complied with all the terms of the loan agreement. A failure to comply with the terms of the loan agreement can give effect to the requirement to redeem the out-

standing eurobonds immediately which will result in reclassification of long-term obligations equal to RUR 4.2 billion into short-term obligations.

Christopher Worth
Director of the Joint Stock Company

Alexander A. Semyanovsky
Licensed Auditor

April 26, 2000

ANEX
ACCOUNTING REPORTS for Year 2000.

ACCOUNTING POLICY

1) *Evaluation of Fixed Assets*

Depreciation on each article of fixed assets was calculated by linear method. The annual amount of depreciation was determined on the basis of the historical cost of each simple article of fixed assets and the depreciation rate required for complete restoration thereof established in Resolution of the Council of Ministers of the USSR No. 1072 "On Unified Standards of Depreciation Required for Full Restoration of Fixed Assets of the People's Economy of the USSR", dated October 22, 1990.

2) *Evaluation of Production Cost, Construction in Progress and Deferred Expenses*

Deferred expenses

Expenses incurred by each entity in the period for which the report is made but relating to forthcoming accounting periods, such as:

- *vacation benefits;*
- *unified social tax with regard to vacation benefits;*
- *expenses related to reparation of fixed assets;*
- *expenses related to insurance, higher education and certification;*
- *payments for the right to use certain articles of intellectual property;*

shall be recorded in a separate line of the balance sheet in Account 31 "Deferred expenses" and shall be written off in equal installments during

the period to which they relate.

3) *Acknowledgement of proceeds from the sales of goods (works or services) for the purposes of accounting and tax records.*

Proceeds from the sales of products (works or services)shall be recorded for the purposes of accounting and tax records after the products have been shipped to customers (works have been carried out and services have been rendered) and settlement documents for an amount in cash equal to the amount of accounts receivable have been presented to the buyers (customers).

4) *Settlements with debtors and creditors*

Debts relating to received loans and credits shall be reflected including the interest payable as of the end of the period for which the report is made. The accrued interest shall be credited to the accounts in which credits and loans are recorded in correspondence with the accounts of costs, investments etc. in which expenses related to the paid interest shall be recorded as they accrue.
Accounts receivable under communications services agreements with legal entities shall be deemed doubtful in the event such accounts have been outstanding for more than 6 months. The Company shall establish a provision for bad debts relating to such accounts receivable of a quarterly basis in accordance with the results of stock taking. The amount of the provision shall be determined separately for each doubtful debt.

5) *Evaluation of financial investments*

Financial investments accepted for accounting shall be equal to the actual investments. The difference between the actual value of debt securities and the nominal value thereof shall be recorded as financial results in equal installments during the respective circulation period upon the accrual of the income on such securities.

BALANCE SHEET

as of December 31, 2000

			CODES
		Form No. 1 OKUD[1]	0710001
		Date (year, month, date)	
Organization:	Open Joint Stock Company "Moscow City Telephone Network"	OKPO[2]	04856548
Sector (line of business)	telecommunications	OKONKh[3]	52300
Legal form	combined, Russian and foreign participation	KOPF[4]	30 (KFS)

1 Form code

2 National Classification Code of Enterprises and Organizations

3 National Classification Code of National Economy Sectors

4 Classification Code of Legal form

Public property management agency:		OKPO[2]	
Unit:	RUR'000	SOEI[5]	
		Check sum	

[5] Currency code

ASSETS	Line code	Year beginning	Year end
1	2	3	4
1. NON-Current assets Intangible assets (04, 05), including:	110	46,260	134,367
organizational expenses	111	46,260	134,367
patents, licenses, trademarks (service marks), other similar rights and assets	112	-	-
Fixed assets (01, 02, 03), including:	120	10,427,136	12,482,276
land plots and natural objects	121	-	-
property, plant and equipment and other fixed assets	122	7,875,847	8,886,517
Construction in progress (07, 08, 61)	130	2,702,281	1,490,843
Long-term investments (06, 82), including:	140	125,822	948,259
investment in subsidiaries	141	8,787	720,225
investment in associated companies	142	50,306	50,353
investment in other organizations	143	12,191	13,021
loans to organizations for over 12 months	144	53,715	153,902
other long-term investments	145	823	10,759
Other non-current assets	150	711,484	-
Subtotal for Section I	190	14,012,983	15,055,745
II. Current assets Inventory , including:	210	262,975	292,841
raw materials, materials and similar values (10, 15, 16)	211	242,292	268,273
animals in breeding and fattening (11)	212	-	-
low-value and non-durable items (12, 13, 16)	213	6,738	12,309
expenditures on production in progress (working expenses) (20, 21, 23, 29, 30, 36, 44)	214	4,834	1,012
finished products and goods for re-sale (40, 41)	215	-	1,434
goods shipped (45)	216	9,110	9,183
deferred expenses (31)	217	-	-
other inventory and expenditures	218		
VAT on acquired valuables (19)	220	294,095	35,760
Accounts receivable (maturing more than 12 months following the reporting date), including:	230	89,764	103,251
buyers and customers (62, 76, 82)	231	-	-
notes receivable (62)	232	-	-
related parties (78)	233	-	-

ASSETS	Line code	Year beginning	Year end
1	2	3	4
advances granted (61)	234	-	-
other debtors	235	89,764	103,251
Accounts receivable (maturing within 12 months following the reporting date), including:	240	880,916	886,147
buyers and customers (62, 76)	241	438,198	411,203
notes receivable (62)	242	-	-
related parties (78)	243	120,094	162,646
contributions to the Charter Capital of members (founders) receivable (75)	244	-	-
advances granted (61)	245	155,903	243,833
other debtors	246	166,722	68,465
Short-term investments (56, 58, 82), including:	250	849,780	121,459
investment in associated companies	251	841,780	-
own shares purchased from shareholders	252	-	-
other short-term investments	253	8,000	121,459
Cash , including:	260	474,921	399,939
cash in hand (50)	261	424	245
settlement accounts (51)	262	159,297	260,533
hard-currency accounts (52)	263	204,900	105,327
other cash (55, 56, 57)	264	110,300	33,834
Other current assets	270	-	-
Subtotal for Section II	290	2,852,451	1,839,397
BALANCE (sum of lines 190+290+390)	300	16,865,434	16,895,142

Liabilities	Line code	Year beginning	Year end
1	2	3	4
IV. CAPITAL AND RESERVES Charter capital (85)	410	1,915,901	1,915,901
Additional capital (87)	420	8,982,418	9,736,875
Reserve capital (86), including:	430	-	-
reserve funds formed in accordance with the laws	431	-	-
reserve funds formed in accordance with the founding documents	432	-	-
Accumulation fund (88)	440	62,831	30,092
Social fund (88)	450	719,232	-
Targeted funding and receipts (96)	460	-	-
Retained income of previous periods (88)	470	-	781,018
Retained income of the accounting year	480		
Subtotal for Section IV	490	9,728,785	10,510,629
V. LONG-TERM LIABILITIES Borrowed monies (92, 95), including:	510	5,164,478	666,104
bank loans maturing more than 12 months following the reporting date	511	5,164,478	666,104
other loans maturing more than 12 months following the reporting date	512	-	-
Other long-term liabilities	520	-	-
Subtotal for Section V	590	5,164,478	666,104
VI. SHORT-TERM LIABILITIES Borrowed monies (90, 94), including:	610	760,146	4,181,070
bank loans	611	760,146	3,536,474
other loans	612	-	644,594
Accounts payable, including:	620	1,211,113	1,317,044
suppliers and contractors (60, 76)	621	954,047	895,278
notes payable (60)	622	-	-
accounts payable to associated companies (78)	623	2,587	15,130
wages payable (70)	624	39,472	47,539
contributions to the social insurance payable (69)	625	10,063	213
accounts payable to the budget (68)	626	33,425	79,433
advances received (64)	627	142,776	196,427
other creditors	628	28,742	83,025
		233	108

Dividend settlements	630		
Deferred revenue (83)	640	-	220,177
Consumption funds (88)	650	-	-
Provisions for liabilities and charges (89)	660	681	10
Other short-term liabilities	670		
Subtotal for Section VI	690	1,972,173	5,718,409
BALANCE (sum of lines 490+590+690)	700	16,865,436	16,895,142

PROFIT AND LOSS STATEMENT
as of December 31, 2000

			CODES
		Form No. 2 OKUD[1]	710002
		Date (year, month, day)	
ɪrganization:	Open Joint Stock Company Moscow City Telephone Network	OKPO[2]	04856548
ector (line of business)	telecommunications	OKONKh[3]	52300
egal form	combined, Russian and foreign participation	KOPF[4]	30 (KFS)
ublic property ıanagement agency:		OKPO[2]	
ʹnit:	RUR'000	SOEI[5]	
		Check sum	

Indicator	Line Code	For the accounting period	For previous accounting period
	1	2	3
I. Proceeds and expenses relating to regular business			
Net proceeds from sales of goods, products, works, services (minus VAT, excises and similar mandatory payments)	010	6,077,387	4,453,285
including those from sales of:			
communications services	011	5,144,589	3,599,188
trading	012	2,559	17,974
social sphere services	013	11,164	8,114
intermediary services	014	3,323	2,528
other services	015	915,752	825,481
Cost of goods, products, services sold:	020	3,282,357	2,443,842

1 Form code

2 National Classification Code of Enterprise and Organizations

3 National Classification Code of National Economy Sectors

4 Classification Code of Legal form

5 Currency code

sold:			
including those from sales of:			
communications services	021	3,042,856	2,301,660
trading	022	2,190	17,643
social sphere services	023	34,863	25,574
intermediary services	024	2,525	1,698
from other activities	025	199,923	97,267
Gross revenues	029	2,795,030	2,009,443
Commercial expenses	030	66,483	39,861
Administrative expenses	040	742,204	596,377
Income/(loss) from sales (lines (010-020-030-040))	050	1,986,343	1,373,205
II. Operating revenues and expenses			
Interest receivable	060	30,492	65,301
Interest payable	070	629,418	432,432
Revenues from participation in other organizations	080	8,680	46,809
Other operating revenues	090	2,269,671	1,805,208
Other operating expenses	100	2,282,465	1,600,761
III. Non-sales revenues and expenses			
Non-sales revenues	120	399,220	490,384
Non-sales expenses	130	794,682	1,723,522
Income (loss) before taxes (lines (050+060-070+080+090-100+120-130)	140	987,841	24,192
Income tax and other similar mandatory payments	150	207,063	120,628
Income (loss) from regular business	160	780,778	(96,436)
IV. Extraordinary revenues and expenses			
Extraordinary revenues	170	2,927	353
Extraordinary expenses	180	2,687	3
Net income (retained income (loss) of the accounting period) (lines (160+170-180))	190	781,018	(96,086)
FOR REFERENCE			
Dividend payable on each share:	201		
preferred	202		
ordinary			
Dividend payable on each share proposed for the next accounting year:			
preferred	203		
ordinary	204		

REPORT ON CAPITAL FLOW
as of December 31, 2000

			CODES
		Form No. 3 OKUD[1]	0710003
		Date (year, month, day)	
Organization:	Open Joint Stock Company Moscow City Telephone Network	OKPO[2]	04856548
Sector (line of business)	telecommunications	OKONKh[3]	52300
Legal form	combined, Russian and foreign participation	KOPF[4]	30 (KFS)
Public property management agency:		OKPO[2]	
Unit:	RUR'000	SOEI[5]	
		Check sum	

Indicator	Line Code	Balance as of the beginning of the year	Received within the accounting year	Spent (applied) within the accounting year	Balance as of the end of the year
1	2	3	4	5	6
I. INTERNAL CAPITAL					
Charter capital	010	1,915,901	-	-	1,915,901

1 Form code

2 National Classification Code of Enterprises and Organizations

3 National Classification Code of National Economy Sectors

4 Classification Code of Legal Forms

5 Currency code

Additional capital	020	8,982,418	754,526	69	9,736,875
Reserve fund	030				
	040				
Retained income of previous years	050	(1,951,597)	-	-	(1,951,597)
Accumulation funds, total	060	62,381	-	(32,739)	(30,092)
Social sphere fund	070	-	-	-	-
	080				
Targeted financing and budget receipts	090				
Targeted financing and receipts from industry and interindustry off-budget funds, TOTAL	100				
TOTAL for Section 1	**130**				
II. OTHER FUNDS AND RESERVES					
Consumption funds, total	140				
Provisions for deferred charges and payments, TOTAL	150				
Estimated reserves, TOTAL	160				
	170				
TOTAL for Section II	**180**				

References

Indicator	**Line Code**	**Balance as of the beginning of the year**	**Balance as of the end of the year**
1	2	3	4
1. Net assets	185		
		from the budget	from industry and interindustry funds
		3	4
2) Received for the purposes of: capital investments	191	-	-

science and research	192	-	-
compensation of loss	193	-	-
social development	194		
other purposes	195		

REPORT ON CASH FLOW
as of December 31, 2000

			CODES
		Form No. 4 OKUD[1]	0710004
		Date (year, month, day)	
Organization:	Open Joint Stock Company Moscow City Telephone Network	OKPO[2]	04856548
Sector (line of business)	telecommunications	OKONKh[3]	52300
Legal form	combined, Russian and foreign participation	KOPF[4]	30 (KFS)
Public property management agency:		OKPO[2]	
Unit:	RUR'000	SOEI[5]	
		Check sum	

Indicator	Line code	Amount	including		
			current operations	investment operations	financial operations
1	2	3	4	5	6
1. Balance cash as of the beginning of	010	483,620	x	x	x
2. Incoming cash, TOTAL:	020	14,105,995	9,223,822	1,215,614	3,666,559
including: - proceeds from sales of goods, works and services	030	7,677,084	x	x	-
- proceeds from sales of fixed assets and other	040	635,362	3,556	123,392	508,414

1 Form code

2 National Classification Code of Enterprise and Organizations

3 National Classification Code of National Economy Sectors

4 Classification Code of Legal Forms

5 Currency code

Indicator	Line code	Amount	including		
			current operations	investment operations	financial operations
1	2	3	4	5	6
property					
advances received from buyers (cus- ›mers)	050	1,246,958	x	x	
allocations from budget and other ırgeted financing	060	89	89	-	-
free of charge	070	-	-	-	-
loans and borrowings	080	1,173,285	-	-	1,173,285
dividends, interest on financial in- ɛstments	090	29,172	x	12,824	16,348
other receipts	110	2,708,255	296,135	485,608	1,926,512
. Allocated cash, TOTAL:	120	14,192,792	6,047,063	3,278,554	3,665,399
including: payments for purchased goods, works r services	130	3,246,644	3,051,083	189,795	5,766
payment of wages	140	845,448	x	x	x
deductions for social purposes	150	354,328	x	x	x
imprest	160	5,943	5,943	-	-
advances	170	712,236	500,675	211,561	-
share in construction	180	21,345	x	21,345	x
payments for plant, equipment and vehicles	190	1,568,341	x	1,568,341	x
for financial investments	200	559,197	-	76,964	482,503
for payment of dividends, interest	210	1,457	x	404	1,053
settlements with the budget	220	901,292	901,292	x	-
payments of interest on loans re- ce iv e d	230	688,478	-	81,331	607,147
other payments, remittances, etc.	250	2,737,153	1,588,070	1,129,083	20,000
. Balance cash as of the end of the ɔcounting period	260	396,823	x	x	x

OR REFERENCE:

Indicator	Line code	Amount	including		
			current operations	investment operations	financial operations
1	2	3	4	5	6
From line 020, funds received in cash (other than line 100), TOTAL	270	34,952			
including: settlements with legal entities	280	5,777			
settlements with individuals	290	29,175			
including: with use of: cash apparatus	291	10,337			
strict report cards	292	18,838			
Cash					
received from a bank to the entity's cash department	295	820,606			
deposited with a bank from the entity's cash department	296	28,923			

ANNEX TO THE BALANCE SHEET
as of December 31, 2000

			CODES
		Form No. 5 OKUD[1]	0710004
		Date (year, month, day)	
ꞌrganization:	Open Joint Stock Company Moscow City Telephone Network	OKPO[2]	04856548
ector (line of business)	telecommunications	OKONKh[3]	52300
egal form	combined, Russian and foreign participation	KOPF[4]	30 (KFS)
ublic property ıanagement agency:		OKPO[2]	
ꞌnit:	RUR'000	SOEI[5]	
		Check sum	

1. BORROWED FUNDS FLOW

Indicator	Line Code	Balance as of the beginning of the year	Received	Repaid	Balance as of the end of the year
1	2	3	4	5	6
;-term bank loans	110	5,164,478	1,048,919	5,561,778	651,618
.ding those not repaid when	111	-	-	-	-
r long-term loans	120	-	-	-	-

1 Form code

2 National Classification Code of Enterprise and Organizations

3 National Classification Code of National Economy Sectors

4 Classification Code of Legal Forms

5 Currency code

Including those not repaid when due	121	-	-	-	-
Short-term bank loans	130	760,146	4,472,691	1,681,878	3,553,959
Including those not repaid when due	131	-	-	-	-
Bank loans granted to employees	140	-	664,596	20,000	644,596
Including those not repaid when due	141	-	-	-	-

2. ACCOUNTS RECEIVABLE AND ACCOUNTS PAYABLE

Indicator	Line Code	Balance as of the beginning of the year	New liabilities	Liabilities met	Balance as of the end of the year
1	2	3	4	5	6
›unts payable: rt-term	210	981,529	17,109,814	17,173,594	917,749
.ding those overdue	211	142,880	986,320	1,055,599	123,601
.ding those overdue for more 3 months	212	113	784,851	850,556	48,216
g-term	220	89,764	13,487	-	103,251
.ding those overdue	221	-	-	-	-
.ding those overdue for more 3 months	222	-	-	-	-
ι Line 220: accounts receiv- maturing later than 12 months wing the reporting date	223	89,764	13,487	-	103,251
›unts payable: rt-term	230	1,211,112	17,780,749	17,993,518	998,343
.ding those overdue	231	31,726	284,085	285,684	30,127
.ding those overdue for more 3 months	232	13,170	225,367	216,368	22,169
g-term	240	-	301,857	-	301,857
.ding those overdue	241	-	-	-	-
.ding those overdue for more 3 months	242	-	-	-	-
ι Line 240: accounts payable ring later than 12 months fol- ıg the reporting date	243	-	301,857	-	301,857
rity: ɜived	250	861,178	100,809	951,852	10,135
ding from third persons	251	-	-	-	-
nted	260	471,940	2,509,567	1,512,012	1,469,495

including to third persons	261	-	-	-	

REFERENCES TO SECTION 2

Indicator	Line Code	Balance as of the beginning of the year	New liabilities	Liabilities met	Balance as of the end of the year
1	2	3	4	5	6
otes flow: es issued	262	-	-	-	-
ding those overdue	263	-	-	-	-
s received	264	-	-	-	-
ding those overdue	265	-	-	-	-
counts receivable relating to acts shipped at actual cost	266	-	1,434	-	1,434

4. List of Major Debtors

Name of the Entity	Line Code	Balance as of the end of the year	
		Total	Overdue for more than 3 months
1	2	3	4
IPA	270	21,066	7,329
ary Unit 32152	271	202	-
ary Unit 45603	272	9,532	4,314
ı Department of Information Resources of ian Governmental Authorities	273	36,965	468
IPO of the Ministry of Interior Affairs of ia	274	705	168
Federal Security Service of Moscow and Moscow Region	275	23,242	16,879
ary Unit 3472, Reutovo-3 143951	276	26,176	13,402
lings Operation Department of President of ussian Federation	277	18,381	16,731
utive Directorate of the FSTR of Russia	278	2,418	13
gy communications	279	1,673	1,328

4. FLOW OF LONG-TERM INVESTMENTS AND FINANCIAL INVESTMENTS

Indicator	Line code	Balance as of the beginning of the year	Accrued (created)	Applied	Balance as of the end of the year
1	2	3	4	5	6
nal funds of the entity, AL	410	-	1,133,572	1,133,572	-
ding: reciation of fixed assets	411	-	-	-	-
reciation of intangible assets	412	-	1,133,572	1,133,572	-
cted funds, TOTAL	420	-	2,178,901	2,178,901	-
ding: k loans	421	-	141,565	141,565	-
; granted by other entities	422	-	600,000	600,000	-
red construction	423	-	-	-	-
n the budget	424	-	-	-	-
n off-budget funds	425	-	-	-	-
er	426	-			-
AL internal and attracted ; (sum of lines 410 and 420)	430	-	3,312,473	3,312,473	-
REFERENCE: truction in progress	440	2,140,993	2,697,405	3,347,556	1,490,842
stments in subsidiaries	450	8,787	711,496	58	720,225
stments in dependent compa-	460	50,306	58	12	50,352

5. FINANCIAL INVESTMENTS

Indicator	Line Code	Long-Term		Short-Term	
		as of the beginning of the year	as of the end of the year	as of the beginning of the year	as of the end of the year
1	2	3	4	5	6

Interests and shares in other enterprises	510	71,284	783,598	-	-
Bonds and other securities	520	823	10,758	-	-
Loans granted	530	53,715	153,902	841,780	-
Other	540	-	-	8,000	121,459
FOR REFERENCE: bonds at the market value	550	-	-	-	-

6. EXPENSES INCURRED BY THE ENTITY

Expense Items	Line Code	For the accounting year	For the preceding year
1	2	3	4
Material expenses	610	869,328	543,936
Expenses for wages	620	937,047	753,659
Deductions for social purposes	630	358,402	288,757
Depreciation of fixed assets	640	1,133,422	767,134
Other expenses	650	798,183	717,337
TOTAL expenses	660	4,096,382	3,070,823
Including those credited to non-production accounts	670	5,931	7,373

7. SOCIAL INDICATORS

Indicator	Line Code	Due according to the calculation	Spent	Transferred to funds
Deduction for social purposes: - to the Social Insurance Fund	710	67,954	47,238	19,748
- to the Pension Fund	720	275,652	-	284,320
- to the Employment Fund	730	16,874	-	17,551
- for medical insurance	740	33,757	-	34,709
Average number of employees			750	
Payments in cash and awards not related to production, performance of work and rendering services			760	20,614
Revenues on shares and contributions to the assets of the entity			770	5,795
			780	772

1. General Information.

Open Joint Stock Company "Moscow City Telephone Network".
Is registered at the following address: Building 2, 6 Degtyarny Pereulok, Moscow, having 19 divisions and 3 branches.
Number of personnel as on December 31, 2000 – 19,433.
MGTS engages, pursuant to the Charter in the following principal business activities:

- rendering the services of telecommunications;
- assembling and supporting office switches and any other communications equipment;
- settling, on a contractual basis, mutual accounts for traffic with other operators;
- installing and servicing pay telephones on the licensed territory and collecting proceeds;
- rendering information services;
- manufacturing on a commercial basis technical facilities for the purposes of servicing the telephone network and repairing equipment;
- rendering transportation services;
  training, retraining and improving the skills of specialists and workers.

The Company also engages in the following business operations:

- printing;
- civil constructing;
- establishing food, retail and services outlets;
- retail sales of food-stuffs and non-food goods;
- providing recreation and sanitary services.

Board of Directors.

Members of the Board of directors	Nominated by
1. Alexander P. Vronets	OAO MKNT and Co.
2. Alexander Y. Goncharuk	OAO MKNT and Co.
3. Vladimir P. Evtushenkov	OAO MKNT and Co.
3. Nail I.Ismailov	OAO Svyazinvest.
4. Vladimir S.Lagutin	OAO Svyazinvest
5. Alexander V.Lopatin	OAO Svyazinvest
	OAO MKNT and Co.
6. Yevgeny G.Novitsky	OAO MKNT and Co.
7. Semen V.Rabovsky	OAO MKNT and Co.
8. Irina M.Ragozina	OAO Svyazinvest

9. Georgy A.Romsky	OAO Svyazinvest
10. Vasily V.Sidorov	OAO MKNT and Co.
11. Valery N.Yashin	OAO Svyazinvest

2. Basic Accounting Principles

1. Basis of Presentation

The accounting report is prepared on the basis of the acting Russian Accounting Rules, in particular, the Federal Law "On Accounting" and the Regulation on Accounting and Reporting in the Russian Federation, approved by the Ministry of Finance of Russia.

Assets and liabilities are evaluated on the basis of the actual acquisition cost, with the exception of fixed assets, which are recorded with the account of revaluations.

2. Assets and Liabilities Denominated in Foreign Currency

Business transactions performed in foreign currencies are recorded using the official exchange rate of the CB RF ruling on the day of the transaction. Monetary assets and liabilities denominated in foreign currency are recorded at the CB RF official exchange rate at 31 December 2000 (USD 1 = RR 28.16).

Forex differences arising from transactions with assets and liabilities during the year and also from their restatement as at the reporting date are disclosed in the income statement.

3. Short-Term and Long-Term Assets and Liabilities

Assets (liabilities) are treated as short-term if their maturity does not exceed 12 months after the reporting date. All other assets and liabilities are reported as long-term assets and liabilities.

4. Intangible Assets

Intangible assets include software user rights. Depreciation is applied on a straight-line basis over the estimated useful lives of the assets stated in relevant

documents. Intangible assets are disclosed at cost less accumulated depreciation for the whole usage period.

5. Fixed Assets

As at 1 January 2000, the Company revalued machinery and equipment using the method of renewal and replacement cost. Increase and decrease in historical cost and accumulated depreciation are included in the added capital increase/decrease.
Depreciation of fixed assets is applied on a straight-line basis using the statutory depreciation rates.
The active portion of production fixed assets is amortised using the accelerated depreciation method with the acceleration factor amounting to 2.

6. Investment Securities

Investment securities are disclosed at the actual acquisition cost.
Proceeds and losses from disposal of investment securities are included in operational income and expenses in the income statement.

7. Debt Securities

Debt securities are disclosed at acquisition cost. The difference between acquisition and nominal cost is written of to income and expenses on a straight-line basis during the period of their circulation.

8. Inventories

Inventories are measured at the actual acquisition cost.
The company evaluates inventories at the date of release to production or other disposal at the actual acquisition cost in subdivisions that do not maintain automated inventory control. Separate subdivisions with automated inventory control evaluate inventories at the moment of release to production at average cost.
Cost of low-value and short-life items (tools, fittings and fixtures) is repaid through charging 100% depreciation at the date of commissioning.
Ready products include finished items and are disclosed at the actual production cost.

9. Work in Progress

Capital investments in progress are disclosed at the actual cost in the balance sheet.

10. Deferred Expenses

Costs incurred in the reporting year, but referring to future reporting periods (advance rental payments, insurance payments, etc.) are disclosed as deferred expenses and written off on a straight line basis for the specified purpose during the period in which they were incurred.

11. Buyer and Customer Receivables

Buyer and customer receivables are determined on the basis of prices specified in the agreements between the Company and the buyers (customers).

The Company creates loan loss provisions related to core activities on a quarterly basis and includes them in financial results. Loan loss provisions are created in respect of receivables when in the opinion of the Company administration the collection of these receivables is doubtful. Such receivables include legal entities' unsecured debt, which is overdue for more than 6 months. The provision is created in respect of each doubtful debt.

Bad receivables are written off from the balance sheet as they are recognised as such or upon expiry of the limitation period with the subsequent recording on off-balance sheet accounts during 5 years.

Unclaimed receivables are included in financial results but are not accounted for in taxable base calculations.

12. Recognition of Income

Proceeds from seals of products are recognised on an accrual basis (dispatch of products or provision of services to the buyers) upon presentation of payment documents. These amounts are disclosed net of value-added tax and sales tax.

13. Added Capital

The added capital formation resource comprises fixed assets revaluations; cost of assets received on a gratis basis, share premium and the amount of financial resource, which secures capital investments' completion.

Prior to 1 January 2000, added capital had included cost of assets received by the Company on a gratis basis. Since 1 January 2000, in connection with changes in the acting accounting rules valuables received on a gratis basis are recognised as the Company's income.

14. Creation of Provisions

The Company does not create provisions for maintenance of fixed assets. Relevant costs are included in cost of products (work, services) of the current reporting period.

The Company does not create provisions against forthcoming expenses and payments.

15. Comparative Information

Comparative information in the 2000 reports is generated by way of adjusting final reports for 1999 with a view of bringing them in compliance with changes in the 2000 reporting forms. In particular, the comparative information was adjusted or supplemented on the basis of the following revised or new accounting

regulations which became effective in 2000:

FAS 4/99 "Accounting Reports of the Organisation"

FAS 5/98 "Accounting for Inventories"

FAS 6/97 "Accounting for Fixed Assets"

FAS 9/99 "Revenues of the Organisation"

FAS 10/99 "Expenses of the Organisation"

FAS 11/2000 "Information about Affiliated Companies"

FAS 12/2000 "Segment Reporting".

The 2000 opening balance sheet comprises the results of fixed assets revaluation carried out by the Company as at 1 January 2000.

3. Company's stocks.

For the convinience of stock exchange transactions and to improve Cimpany's stocks circulation all types and categories of Company's shares with its Nominal value of RUR 1,000 were converted into the relevant shares number of shares with its nominal value of RUR 20. As on the December 31,2000 AO MGTS Chapter Capital is fully paid and is compoused of :

Charter capital - 1,915,901,000 roubles;

Ordinary preference shares - 79,829,200 pcs,

Preference registered shares - 15,965,850 pcs,

Nominal value of one share - 20 roubles.

Shares' conversion was executed on April 24,2000. The report on the results of the issuance was approved by Federal Stock Exchange Commision on May 19, 2000.

2. Subsidiary and Associated Companies.

Currently, AO MGTS is a founder of 26 enterprises, out of which 13 provide communication services in compliance with international standards based on new technologies with participation of foreign and Russian companies. Total investments in the Charter capital of companies with AO MGTS participation amounted to 338,612.1 thousand roubles at par as at 1 January 2001 and the carrying value of equity participation amounted to 782,727 thousand roubles as at 1 January 2001.

The list of enterprises in which AO MGTS is a shareholder/participant is provided in Table 8.1. (as at 1 January 2001):

Table 8.1.

Participation of AO MGTS in Other Companies (as at 1 January 2001):

Company	Type of shares	Q-ty of shares	Nominal value (rbl.)	Nominal amount (rbl.)	Amount (rbl.), carrying amount	Participation, %
1. ZAO AMT	Ordinary registered	10	2,050	20,500	8,728,764	100
2. ZAO Petrodvor	Ordinary registered	282,118	1,000	282,118,000	711,496,583,5	100
3. ZAO Company MTU-inform	Ordinary registered	220	10	2,200	2,200	22
4. OAO MSS	Ordinary registered	23,500	10	235,000	293,750	23,5
	Preference registered	5,875	10	58,750		23,5
5. ZAO PTT-Teleport Moscow	Ordinary registered	9,650	1,8	17,370	57,816	51
6. ZAO SinS	Ordinary registered	190	320	60,800	60,800	19
7. ZAO RadioPage	Ordinary registered	400	100	40,000	40,000	40
8. ACB LINK-bank	Ordinary registered	135,300	10	1,353,000	1,353,000	20,82
9. ZAO Comstar	Ordinary registered	500	23,020	11,510,500	11,510,000	50
10. ZAO Golden Line	Ordinary registered	5,000,000	5	25,000,000	25,000,000	50
11. ZAO Telmos	Ordinary registered	6,148	2,000	12,296,000	12,296,000	40
12. OAO MS-Tel	Ordinary registered	500	100	50,000	50,000	50
13. ZAO Mediatel	Ordinary registered	43	10,000	430,000	430,000	35,83

3.Taxation

For the fiscal reasons the Company's Revenue is recognized when products are dispatched (or services are rendered) to buyers and relevant settlement documents

are delivered.

5. Profit on Equity.

Base Profit on a Share reflects the part of the Company's annual profits allocated for the dividend payments to the owners of its ordinary shares. Its estimated as Profit on Equity divided by the number of Company's ordinary shares. Profit on Equity equils Net Profit of the reporting year excluding privileged shares' dividends (10% of Company's Net Profit).

6. Company's Bonds.

In 2000 AO MGTS has issued its RUR bond on the sum of RUR 600 mln. Repayment of the bonds is planned as on 4th quarter, 2003. Bond interests are paid quarterly. Two weeks before the interest payment AO MGTS produces an offer to the bonds' holders to buy its bonds at the certain dates before its next interest bearing coupon payment. Given offer makes AO MGTS to view its RUR bond issuance as a short term liability.

7. Company's affilistes.

Main Shareholders:

1. Open Joint-Stock Company "Investment Communications Company" (OAO "Svyazinvest") – 28% of votes.

Share in the Charter capital of AO MGTS – 23.3 %.

2. Open Joint-Stock Company MKNT and Co. – 51.48% of votes.

The share of participation in issuer's Charter capital – 42.9%. List of the shareholders of OAO MKNT and Co. owning not less than 20% of the Charter capital of

OAO MKHT and Co.

Open Type Joint-Stock company "Aktsionernaya Finansovaya Corporatia Sistema".

Share in the Charter capital of OAO MKNT and Co.: 99.85 %.

Director's Bonuses.

The total sum of bonuses paid by the Company to the members of its Board of Directors in 2000 reached RUR 650,000.

8. Information on the segments od Company's business.

Provided information is aimed to provide for the stakeholders relevant information which enables a better evaluation of Company's perspective, its risks and future profitability.

Company's commercial activity is concentrated in one region. 85% of Company's revenue is originated from its main activity – telecom services. Company's expences can not be allocated by Company's activities. Company acts in standard business conditions. Threfore Company's business segments can not be clearly indicated.

12. **Events committed after the reporting date.**

As on April 1, 2001 the list of Company's nain shareholders contained:

1. Open Joint-Stock Company "Investment Communications Company" (OAO "Svyazinvest") – 28% of votes.

Share in the Charter capital of AO MGTS – 23.3 %.

2. Open Joint-Stock Company MKNT and Co. – 51.48% of votes.

The share of participation in issuer's Charter capital – 42.9%.

In 2001 Company re paid the following credits:

	Body of credit	Interests	Re-payment date
	RUR ('000)	RUR ('000)	RUR ('000)
ING Bank (ZAO)	178,009	5,449	02/22/01
Salomon Brothers AG	3,033,395	106,379	03/02/01
CSFB	23,936	9,340	monthly
Total	3,235,340	121,168	

Loans attracted by the Company in 2001.

Company has received from Sberbank a number of credits totalling RUR 492 mln. and USD 72,7 mln. The credits are pledged by Company's equipment of the total value of RUR 4,44 bln.

Tarriffs.

From February 200 Company has risen its tarrifs for its household customers from RUR 50 to RUR 60.

Long term Financial investments.

In 2001 Company has increased its interest in "MTU Inform" from 22% to 49%.

Dividends.

The size of dividends for 2000 is going to be approved by the incoming general shareholders meeting on June 16, 2001. After its approved the relevent information is going to be presented in 2001 accounting reports.

10. Company's conditional Risks and Liabilities.

Russian economy is still characterised as developing market. Economic stability is highly dependent on the effectiveness of the economic measures implementied by the Government as well as simultaneouis development of national legislative and political systems.

Issued guarantees

Creditor	Debtor	Amount (RUR'000)
GUTA Bank	ZAO PTT Teleport	230,349
GUTA Bank	ZAO Golden Line	98,560
Zao Gosinkor Leasing	ZAO MTK Trunk	17,448
AKB "MBRR	ZAO "MTU-Inform"	200,860
	ZAO "MTU-Inform"	100,430
EDC	ZAO Golden Line	55,358
Vneshtorgbank	ZAO "Komstar"	704,597
TOTAL		1,407,602

Company's management does not expect ane direct liabilities to arise from the garantees shown above.

On February, 200 Company ha signed a contract with Moscow Depositary Center to purchause a one year valid invention license. On March 1,2000 Company made a payment of RUR 34,38 mln. This sum is included in the advances paid. Company's management expects to continue co-operation on the given contract in future.

11. Net Assets Valuation.

	Indicators	On the beginning of the year	On the end of the year
	ASSETS		
1	Intangible assets	46 260	134 367
2	Fixed assets	10 427 136	12 428 276
3	Construction in progress	2 702 281	1 490 842
4	Long-term financial investments	125 822	948 258
5	Other Fixed assets	711 484	0
6	Stocks, including:	262 975	292 841
7	VAT on acquired valu-ables	294 095	35 760
8	Accounts receivable, including:	970 681	972 553
9	Short-term financial investments	849 780	121 459
10	Cash	474 921	399 939
11	Other working assets	0	0
12	TOTAL ASSETS	16 865 434	16 878 295
	LIABILITIES		
13	Targeted Finance	719 189	0
14	Attracted funds	5 824 623	4 847 173
15	Accounts paiable	1 211 112	1 300 200
16	Dividends	233	108
17	Reserves for deferred exspences	0	0
18	Other Liabilities	0	0
19	TOTAL LIABILITIES	7 792 396	6 147 481
20	AMMOUNT OF NET ASSETS	9 010 233	10 730 814

Conclusion Of An Accounting Company (An Auditor)
On The Financial Statements
For The Year Ended December 31, 2000

Closed Joint Stock Company Pricewaterhouse Coopers (ZAO PwC Audit)
Building 5, 52 Kosmodamianskaya Naberezhnaya, 113054 Moscow, Russia
Telephone: 7 (095) 967 6000
Facsimile (095) 967 6001

CONCLUSION OF AN ACCOUNTING COMPANY
ON THE FINANCIAL STATEMENTS OF
JSC Moscow City Telephone Network
for the year ended December 31, 2000

To shareholders of JSC Moscow City Telephone Network
We have audited the accompanying consolidated financial statements of JSC Moscow City
Telephone Network (the "Company") for the year ended December 31, 2000. These financial statements were prepared by the management of the Company pursuant to Federal Law "On Accounting" and Regulations on Accounting and Reports in the Russian Federation approved by Order of the Ministry of Finance of the Russian Federation No. 34n, dated July 29, 1998. Financial statements prepared pursuant to the Law and the said Regulations differ significantly from the financial statements prepared in accordance with International Accounting Standards.

These financial statements are the responsibility of the management of JSC MGTS. Our
responsibility is to express an opinion on reliability, in all material respects, of these financial statements based on our audits.

We conducted our audits in accordance with the Temporary Regulations on Auditing Activities
in the Russian Federation approved by Decree of the President of the Russian Federation No. 2263, dated December 22, 1993, the Rules (Standards) of Audit approved by the Commission on Audit under the President of the Russian Federation, and International Audit Standards. In accordance with the above Rules and Standards, we planned and performed the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The audit included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. In addition, the audit included an evaluation of the accepted accounting policy and most important calculations made by the management of the Company as well as an evaluation of the general presentation of the financial statements for the purposes of establishing the compliance thereof with regulations of the Russian Federation. We believe our audits provide a reasonable basis for our opinion on reliability of these financial statements.

In our opinion, the financial statements attached hereto are reliable, i.e. are prepared to present
fairly, in all material respects, the assets and liabilities of the Company as of December 31, 2000, and financial results of its operations for the year then ended, pursuant to Federal Law "On Accounting" and Regulations on Accounting and

Reports in the Russian Federation approved by Order of the Ministry of Finance of the Russian Federation No. 34n, dated July 29, 1998.

Christopher Worth
Director of the Joint Stock Company

A.A. Saltykova
Auditor
April 28, 2001

Annex
Accounting Reports for 2001.

Accounting Policies of the Company

1. Basis of Presentation.

The accounting report is formed in accordance to the contemporary accounting regulations of Russian Federation i.e. the Federal Law № 129- FZ from November 21, 1996 "On Accounting" and the Regulations on the Accounting and Reports in the Russian Federation approved by the Ministry of Finance of the Russian Federation. All assets and liabilities, except fixed assets are evaluated in accordance to its actual purchase cost.

2. Inventarisation procedure.

From January 1,2000 in accordance to the Moimistry of Finance Order №94n from 10.31.2000 the Company started to present its financial activity in the new accounts chart fornate.

One of the moist important aims of 2001 inventarisation was to prepare analitical accounting data for the new accounts formate.

3. Assets and Liabilities in foreign exchange.

All foreign exchange operations are reported at the official exchange rate effective on the date of transaction. All monetary assets and liabilities denominated in foreign currency are translated into RUR at the official exchange rate as of December 31, 2001 equal to RUR 30.14 per USD or RUR 26.62 per EURO. Exchange gain and losses which arose during the year from operations with assets and liabilities and from translation assets and liabilities at exchange rates effective at the reporting date were credited or charged to the profit and loss account.

4. Short Term Assets and Liabilities and Long Term Assets and Liabilities.

Assets (Liabilities) are placed in the reporting as short termed if they mature within 12 month after the reporting dare. All other assets (liabilities) are recognized as long termed.

5. Intangible Assets

The Company's intangible assets include the rights to use computer software, innovations, telephony data bases etc. . The Company depreciates such assets either on a straight-line basis over the useful life as stated out in relevant documents.

6. Fixed Assets

Each item of fixed assets is reported at its actual cost of acquisition or construction. The historic cost of fixed assets acquired in exchange for any other non-monetary assets is deemed to be equal to the value of the exchanged assets as reflected in the balance sheet. Fixed assets are reported at historic (replacement) cost minus the depreciation accrued over the total period of operation.

No depreciation was accrued on fixed assets acquired by the Company free of

charge and land plots recorded in the balance sheet.
Any gain or loss resulting from disposal of fixed assets is included in the operating income or loss.
Interest on loans used to acquire (construct) fixed assets accrued before such fixed assets have been put into operation are included in the historical cost of such assets.
Revenue and Expences to acquire (sell) Company's are presented in the Profit and Loss Statement.

7. Investments in Shares

Investments in shares are recorded at actual purchase costs. In the reporting year Company did not invest in shares listed on the stock Exchange. The list of Company's affiliates is produced in Section 3, Article 2.

8. Debt Securities

All debt securities are recorded at purchase costs. The difference between the purchase cost and the nominal value of each security is credited or charged to the profit and loss account in equal portions over the circulation period of such security.

9. Production Inventories

The Company evaluates its production inventories at total actual purchase costs. Materials the market value of which at the end of the year was lower than the actual purchase costs because of drop in prices in the reporting year are recorded at market costs. Costs of inventories are evaluated on the date when such inventories are issued for production or written off for any other reason at actual purchase costs.
Cost of low-value and non-durable items (tools, implements and fixtures) is 100% depreciated on the date such items'sre issued
for production.
From January 1, 2002 the Company reports its Inventories according to the new Regiment "On Accounting of Inventories" approved by the Ministry of Finance Order №44n on 07/09/2001.

10. Deferred Expenses

Expenses incurred by the Company in the reporting year related to subsequent reporting periods (rentals paid in advance and insurance payments) are recorded as deferred expenses. Such expenses are written off in equal portions, as a rule, during one year.

11. Buyer and customer receivables

Buyer and customer receivables are determined on the basis of prices specified in the agreements between the Company and the buyers (customers).

The Company creates loan loss provisions related to core activities on a quarterly basis and includes them in financial results. Loan loss provisions are created in respect of receivables when in the opinion of the Company administration the collection of these receivables is doubtful. Such receivables include legal entities' unsecured debt, which is overdue for more than 6 months. The provision is created in respect of each doubtful debt.

Bad receivables are written off from the balance sheet as they are recognised as such or upon expiry of the limitation period with the subsequent recording on off-balance sheet accounts during 5 years.

Unclaimed receivables are included in financial results but are not accounted for in taxable base calculations.

12. Recognition of Income

Proceeds from seals of products are recognised on an accrual basis (dispatch of products or provision of services to the buyers) upon presentation of payment documents. These amounts are disclosed net of value-added tax and sales tax.

13. Added Capital

The added capital formation resource comprises fixed assets revaluations; cost of assets received on a gratis basis, share premium and the amount of financial resource, which secures capital investments' completion.

Prior to 1 January 2000, added capital had included cost of assets received by the Company on a gratis basis. Since 1 January 2000, in connection with changes in the acting accounting rules valuables received on a gratis basis are recognised as the Company's income.

14. Creation of Provisions

The Company does not create provisions for maintenance of fixed assets. Relevant costs are included in cost of products (work, services) of the current reporting period.

15. Revision of the Accounting Policy

In 2002 the Company has revised its accounting policy in accordance with the newly adopted on January 1,2002 Regulations on Accounting (the "ROA"). effective as of January 1, 2000;

16. Comparative Information

2001 Beginning of the Year Balance reports on the changes in the fixed assets of the Company resulted from the revaluation of the mentioned assets on January 1, 2001.

BALANCE SHEET
as of December 31, 2001

			CODES
		Form No. 1 OKUD[1]	0710001
		Date (year, month, date)	
Organization:	Open Joint Stock Company "Moscow City Telephone Network"	OKPO[2]	04856548
Sector (line of business)	telecommunications	OKONKh[3]	52300
Legal form	combined, Russian and foreign participation	KOPF[4]	30 (KFS)
Public property management agency:		OKPO[2]	
Unit:	RUR'000	SOEI[5]	
		Check sum	

	Line Code	At the beginning of the Year	At the end of the Year
	2	3	4
1. NON-Current assets			
Intangible assets (04, 05), including:	110	134,367	115,775
patents, licenses, trademarks (service marks), other rights	111	134,367	115,775
organizational expenses	112	-	-
Goodwill	113	-	-
Fixed assets (01, 02, 03), including:	120	16,567,264	16,698,015
land plots and natural objects	121	-	-
property, plant and equipment (tools)	122	8,626,262	8,992,540
Construction in progress (07, 08, 16, 61)	130	1,490,842	1,904,714
Profitable investments in material values (03) including:	135	-	-

1 Form code

2 National Classification Code of Enterprises and Organizations

3 National Classification Code of National Economy Sectors

4 Classification Code of Legal form

5 Currency code

assets to be leased out	136	-	-
assets for hire	137	-	-
Long-term investments (06, 82), including:	140	948,258	936,038
investments in subsidiaries	141	720,225	720,243
investments in dependent companies	142	50,352	51,042
investments in other organizations	143	13,021	12,624
loans to entities for periods exceeding 12 months	144	153,902	152,129
other long-term investments	145	10,758	-
Other non-current assets	150	-	-
Subtotal for Section 1	**190**	**19,140,731**	**19,654,542**
2. Current assets			
Inventory, including:	210	292,841	466,446
raw materials, materials and similar values *(10, 12, 13, 16) including:*	211	268,273	317,091
expenditures on production in progress (working expenses) (20, 21, 23, 29, 30, 36, 44)	213	12,309	11,951
finished products and goods for re-sale (16, 40, 41)	214	1,012	1,584
goods shipped (45)	215	1,434	1,434
deferred expenses (31)	216	9,813	134,386
other inventory and expenditures	217	-	-
VAT on acquired valuables (19)	220	35,760	231,495
Accounts receivable (maturing more than 12 months following the reporting date), including:	230	103,251	84,051
buyers and customers (62, 76, 82)	231	-	-
notes receivable (62)	232	-	-
related parties (78)	233	-	-
advances granted (61)	234	-	-
other debtors	235	103,251	103,251
Accounts receivable (maturing within 12 months following the report-ing date), including:	240	869,302	1,150,894
buyers and customers (62, 76, 82)	241	411,203	636,979
notes receivable (62)	242	-	-
related parties (78)	243	162,646	123,181
contributions to the Charter Capital of members (founders) receivable (75)	244	-	-
advances granted (61)	245	243,833	228,275
other debtors	246	51,620	162,459
Short-term investments (56, 58, 82), including:	250	121,459	125,940
loans granted to entities for periods less than 12 months	251	-	-

own shares purchased from shareholders	252	-	-
other short-term investments	253	121,459	125,940
Cash , including:	260	399,939	359,656
cash in hand (50)	261	245	347
settlement account (51)	262	260,533	344,14
hard-currency account (52)	263	105,327	13,806
other cash (55, 56, 57)	264	33,834	1,189
Other current assets	270	-	-
Subtotal for Section 2	**290**	**1,822,552**	**2,418,482**
Balance (sum of lines 190 + 290)	**300**	**20,963,283**	**22,073,024**
3. CAPITAL AND RESERVES			
Charter capital (85)	410	1,915,901	1,915,901
Additional capital (87)	420	13,821,863	13,851,921
Reserve capital (86)	430	-	-
Social fund (88)	440	30,092	--
Targeted funding and receipts (96)	450	-	-
Retained income of previous years (88)	460	781,018	-
Uncovered loss of previous years (88)	465	(1,953,257)	(1,304,585)
Retained income of the accounting year (88)	470	-	366,433
Uncovered loss of the accounting year (88)	475		-
Subtotal for Section 3	**490**	**14,595,617**	**14,829,670**
4. LONG-TERM LIABILITIES			-
Borrowed monies (92, 95), including:	510	651,618	4,610,785
bank loans maturing more than 12 months following the report-ing date	511	651,618	2,961,467
other loans maturing more than 12 months following the re-porting date	512	-	1,649,318
Other long-term liabilities	520	301,857	309,147
Subtotal for Section 5	**590**	**953,475**	**4,919,932**
5. SHORT-TERM LIABILITIES			
Borrowed monies (90, 94), including:	610	4,195,555	392,419
bank loans maturing within 12 months fol-lowing the reporting date	611	3,550,960	365,419
other loans maturing within 12 months fol-lowing the reporting date	612	644,595	27,000
Accounts payable, including:	620	998,343	1,352,445
suppliers and contractors (60, 76)	621	593,421	637,555
notes payable (60)	622	-	-
debts to subsidiaries and dependent compa-nies (78)	623	15,130	83,045
debts to the personnel of the entity (70)	624	47,539	79,089
debts to governmental off-budget funds (69)	625	213	32,197
debts to the budget (68)	626	62,587	160,963

advances received (64)	627	196,427	303,388
other creditors	628	83,024	56,208
Revenues payable to participants (founders) (75)	630	108	1,318
Deferred revenue (83)	640	220,177	577,240
Provisions for deferred expenses (89)	650	-	-
Other short-term liabilities	660	10	-
Subtotal for Section 5	**690**	**5,414,193**	**2,323,422**
BALANCE (sum of lines 490+590+690)	**700**	**20,963,283**	**22,073,024**

PROFIT AND LOSS STATEMENT
as of December 31, 2001

			CODES
		Form No. 2 OKUD[1]	710002
		Date (year, month, day)	
ɪrganization:	Open Joint Stock Company Moscow City Telephone Network	OKPO[2]	04856548
ector (line of business)	telecommunications	OKONKh[3]	52300
egal form	combined, Russian and foreign participation	KOPF[4]	30 (KFS)
ublic property ıanagement agency:		OKPO[2]	
ᶠnit:	RUR'000	SOEI[5]	
		Check sum	

Indicator	Line Code	For the accounting period	For previous accounting period
	1	2	3
I. Proceeds and expenses relating to regular business			
Net proceeds from sales of goods, products, works, services (minus VAT, excises and similar mandatory payments)	010	7,937,492	6,077,387
including those from sales of:			
communications services	011	6,650,907	5,144,589
trading	012	3,630	11,164
social sphere services	013	15,227	11,164
intermediary services	014	3,163	3,323
other services	015	1,264,565	915,752

1 Form code

2 National Classification Code of Enterprise and Organizations

3 National Classification Code of National Economy Sectors

4 Classification Code of Legal form

5 Currency code

Cost of goods, products, services sold:	020	5,105,119	3,282,357
including those from sales of:			
communications services	021	4,295,370	3,042,856
trading	022	3,332	2,190
social sphere services	023	41,005	34,863
intermediary services	024	1,982	2,525
from other activities	025	763,430	199,923
Gross revenues	029	2,832,373	2,795,030
Commercial expenses	030	85,710	66,483
Administrative expenses	040	891,589	742,204
Income/(loss) from sales (lines (010-020-030-040))	050	1,855,074	1,986,343
II. Operating revenues and expenses			
Interest receivable	060	12,691	30,492
Interest payable	070	784,640	629,418
Revenues from participation in other organizations	080	49,184	8,680
Other operating revenues	090	444,428	2,269,671
Other operating expenses	100	746,498	2,282,465
III. Non-sales revenues and expenses			
Non-sales revenues	120	91,338	399,220
Non-sales expenses	130	414,627	794,682
Income (loss) before taxes (lines (050+060-070+080+090-100+120-130)	140	506,950	987,841
Income tax and other similar mandatory payments	150	140,744	207,063
Income (loss) from regular business	160	366,206	780,778
IV. Extraordinary revenues and expenses			
Extraordinary revenues	170	2,871	2,927
Extraordinary expenses	180	2,644	2,687
Net income (retained income (loss) of the accounting period) (lines (160+170-180))	190	366,433	781,018
FOR REFERENCE			
Dividend payable on each share:	201	-	-
preferred	202	-	-
ordinary			
Dividend payable on each share proposed for the next accounting year:			
preferred	203	-	-
ordinary	204	-	-

REPORT ON CASH FLOW

as of December 31, 2001

			CODES
		Form No. 4 OKUD[1]	0710004
		Date (year, month, day)	
Organization:	Open Joint Stock Company Moscow City Telephone Network	OKPO[2]	04856548
Sector (line of business)	telecommunications	OKONKh[3]	52300
Legal form	combined, Russian and foreign participation	KOPF[4]	30 (KFS)
Public property management agency:		OKPO[2]	
Unit:	RUR'000	SOEI[5]	
		Check sum	

Indicator	Line code	Amount	including		
			current operations	investment operations	financial operations
1	2	3	4	5	6
1. Balance cash as of the beginning of	010	406,296	x	x	x
2. Incoming cash, TOTAL:	020	24,192,189	15,352,571	170,779	8,668,839
including: - proceeds from sales of goods, works and services	030	7,785,252	x	x	x
- proceeds from sales of fixed assets and other	040	460,071	2,967	163,539	293,565

1 Form code

2 National Classification Code of Enterprise and Organizations

3 National Classification Code of National Economy Sectors

4 Classification Code of Legal Forms

5 Currency code

Indicator	Line code	Amount	including		
			current operations	investment operations	financial operations
1	2	3	4	5	6
property					
advances received from buyers (cus- ›mers)	050	1,824,635	x	x	
allocations from budget and other ırgeted financing	060	7,339	99	7,240	-
free of charge	070	-	-	-	-
loans and borrowings	080	4,708,750	-	-	4,708,750
dividends, interest on financial in- estments	090	5,776	x	-	5,776
other receipts	110	7,966,407	5,739,618	-	2,226,789
. Allocated cash, TOTAL:	120	24,240,018	10,373,472	2,441,871	9,665,936
including: payments for purchased goods, works r services	130	2,952,348	2,412,092	540,256	-
payment of wages	140	1,307,243	x	x	x
deductions for social purposes	150	451,496	x	x	x
imprest	160	8,639	8,639	-	-
advances	170	926,918	588,406	338,512	
share in construction	180	-	x	-	x
payments for plant, equipment and vehicles	190	1,380,778	x	1,380,778	x
for financial investments	200	394,285	-	6,308	387,997
for payment of dividends, interest	210	258,506	x	-	258,506
settlements with the budget	220	1,581,622	1,581,622	x	-
payments of interest on loans received	230	7,084,210	-	-	7,084,210
other payments, remittances, etc.	250	7,893,973	5,782,713	176,017	1,935,243
. Balance cash as of the end of the ccounting period	260	358,467	x	x	x
OR REFERENCE:					
rom line 020, funds received in cash	270	50,555			

Indicator	Line code	Amount	including		
			current operations	investment operations	financial operations
1	2	3	4	5	6
(other than line 100), TOTAL					
including: settlements with legal entities	280	6,504			
settlements with individuals	290	44,051			
including: with use of: cash apparatus	291	15,169			
strict report cards	292	28,882			
Cash					
received from a bank to the entity's cash department	295	1,264,628			
deposited with a bank from the entity's cash department	296	39,875			

ANNEX TO THE BALANCE SHEET
as of December 31, 2001

			CODES
		Form No. 5 OKUD[1]	0710004
		Date (year, month, day)	
ɪrganization:	Open Joint Stock Company Moscow City Telephone Network	OKPO[2]	04856548
ector (line of busi-ess)	telecommunications	OKONKh[3]	52300
egal form	combined, Russian and foreign participation	KOPF[4]	30 (KFS)
ublic property ıanagement agency:		OKPO[2]	
ᶠnit:	RUR'000	SOEI[5]	
		Check sum	

1. BORROWED FUNDS FLOW

Indicator	Line Code	Balance as of the beginning of the year	Received	Repaid	Balance as of the end of the year
1	2	3	4	5	6
;-term bank loans	110	651,618	3,307,631	997,782	2,961,467
.ding those not repaid when	111	-	-	-	-
r long-term loans	120	-	1,751,282	101,964	1,649,318

1 Form code

2 National Classification Code of Enterprise and Organizations

3 National Classification Code of National Economy Sectors

4 Classification Code of Legal Forms

5 Currency code

Including those not repaid when due	121	-	-	-	-
Short-term bank loans	130	3,350,960	5,194,339	8,379,880	365,419
Including those not repaid when due	131	-	-	-	-
Other short-term loans	140	644,595	1,937,375	2,554,970	27,000
Including those not repaid when due	141	-	-	-	-

2. ACCOUNTS RECEIVABLE AND ACCOUNTS PAYABLE

Indicator	Line Code	Balance as of the beginning of the year	New liabilities	Liabilities met	Balance as of the end of the year
1	2	3	4	5	6
›unts payable: rt-term	210	917,749	24,011,518	23,744,392	1,184,875
ding those overdue	211	123,601	1,787,958	1,848,318	63,241
ding those overdue for more 3 months	212	48,216	866,742	875,696	39,262
g-term	220	103,251	-	19,200	84,051
ding those overdue	221	-	-	-	-
ding those overdue for more 3 months	222	-	-	-	-
ı Line 220: accounts receiv- maturing later than 12 months wing the reporting date	223	103,251	-	19,200	84,051
›unts payable: rt-term	230	998,343	24,862,116	24,508,014	1,352,445
ding those overdue	231	30,127	277,044	278,175	28,996
ding those overdue for more 3 months	232	22,169	245,724	247,509	20,384
g-term	240	301,857	201,464	194,174	309,147
ding those overdue	241	-	-	-	-
ding those overdue for more 3 months	242	-	-	-	-
ı Line 240: accounts payable ring later than 12 months fol- ıg the reporting date	243	-	-	-	-
rity: ›ived	250	10,135	-	10,135	-
ding from third persons	251				
nted	260	2,940,847	722,952	2,543,695	1,120,104
		2,940,847	722,952		

including to third persons	261			2,543,695	1,120,104

REFERENCES TO SECTION 2

Indicator	Line Code	Balance as of the beginning of the year	New liabilities	Liabilities met	Balance as of the end of the year
1	2	3	4	5	6
otes flow: ɜs issued	262	-	-	-	-
ding those overdue	263	-	-	-	-
s received	264	-	-	-	-
ding those overdue	265	-	-	-	-
;counts receivable relating to ıcts shipped at actual cost	266	1,434	-	-	1,434

4. List of Major Debtors

Name of the Entity	Line Code	Balance as of the end of the year	
		Total	Overdue for more than 3 months
1	2	3	4
IPA	270	17,679	10,193
ary Unit 32152	271	45	-
ary Unit 45603	272	2,134	816
ı Department of Information Resources of ian Governmental Authorities	273	37,994	623
IPO of the Ministry of Interior Affairs of ia	274	2,633	-
Federal Security Service of Moscow and Moscow Region	275	27,582	20,827
ary Unit 3472, Reutovo-3 143951	276	33,479	5,613
lings Operation Department of President of ussian Federation	277	30,718	26,752
utive Directorate of the FSTR of Russia	278	9,285	5,216
gy communications	279	34,125	14,505

3. DEPRECIABLE ASSETS

Indicator	Line Code	Balance as of the beginning of the year	Received (put into operation)	Put out of operation	Balance as of the end of the year
1	2	3	4	5	6
I. INTANGIBLE ASSETS					
Rights to intellectual (industrial) property	310	129,311	4,787	362	133,736
Including those arising from: - author's and other agreements for works of science, art, literary works and objects of adjacent rights, software, databases, etc.	311	129,311	4,787	362	133,736
- patents for inventions, industrial samples, collections, certificates for useful models, trade marks, service marks or license agreements for application thereof	312	-	29	-	29
- rights to know-how	313	-	-	-	-
Rights to use separate natural objects	320	-	-	-	-
Organizational expenses	330	-	-	-	-
Goodwill	340	-	-	-	-
Other	349	32,928	158	944	32,142
TOTAL (sum of lines 310 + 320 + 330 + 340 + 349)	**350**	**162,239**	**4,945**	**1,306**	**165,878**
II. FIXED ASSETS					
Land plots and natural objects	360	-	-	-	-
Buildings	361	3,831,823	136,352	6,626	3,961,549
Constructions	362	19,538,556	567,945	60	20,106,441
Plant and equipment	363	12,893,059	1,217,994	39,876	14,071,177
Vehicles	364	100,995	23,555	8,295	116,255
Tools, production and household implements	365	90,910	22,854	1,397	112,367
Working livestock	366	-	-	-	-
Productive livestock	367	-	-	-	-
Perennial plantations	368	481	26	-	507
Other fixed assets	369	627	-	46	581
Total (sum of lines 360 through		36,459,451	1,968,726	56,300	38,368,877

;9)	370				
ıcluding: production	371	36,316,887	1,948	55,700	38,209,613
ɔn-production	372	139,564	20,230	250	159,264
I. Low-value and non-durable ems					
OTAL	380	-	-	-	-
ıcluding: stock	381	-	-	-	-
operation	382	-	-	-	-

4. FLOW OF LONG-TERM INVESTMENTS AND FINANCIAL INVESTMENTS

Indicator	Line code	Balance as of the beginning of the year	Accrued (created)	Applied	Balance as of the end of the year
1	2	3	4	5	6
nal funds of the entity, AL	410	-	1,956,681	1,956,681	-
ding: reciation of fixed assets	411	-	131,080	131,080	-
reciation of intangible assets	412	-	1,825,601	1,825,601	-
ined income (accumulation)	413	-	-	-	-
cted funds, TOTAL	420	-	392,103	39,210	-
ding: k loans	421	-	-	-	-
; granted by other entities	422	-	172,519	172,519	-
red construction	423	-	-	-	-
n the budget	424	-	7,240	7,240	-
n off-budget funds	425	-	-	-	-
er	426	-	212,344	212,344	-
AL internal and attracted ; (sum of lines 410 and 420)	430	-	2,348,784	2,348,784	-
REFERENCE: truction in progress	440	1,490,843	2,135,971	1,722,100	1,904,714
stments in subsidiaries	450	720,225	18	-	720,243
stments in dependent compa-	460	50,352	801	111	51,042

5. FINANCIAL INVESTMENTS

Indicator	Line Cod e	Long-Term		Short-Term	
		as of the beginning of the year	as of the end of the year	as of the beginning of the year	as of the end of the year

1	2	3	4	5	6
Interests and shares in other enterprises	510	783,598	783,909	-	-
Bonds and other securities	520	10,758	-	10	-
Loans granted	530	153,902	152,129	25,200	25,200
Other	540	-	-	96,249	100,740
FOR REFERENCE: bonds at the market value	550	-	-	-	-

6. EXPENSES INCURRED BY THE ENTITY

Expense Items	Line Code	For the accounting year	For the preceding year
1	2	3	4
Material expenses	610	1,281,046	869,328
Expenses for wages	620	1,469,056	937,047
Deductions for social purposes	630	518,722	358,402
Depreciation of fixed assets	640	1,824,137	1,133,422
Other expenses	650	1,110,679	798,183
TOTAL expenses	660	6,203,640	4,096,382
Including those credited to non-production accounts	670	(31)	5,931

7. SOCIAL INDICATORS

Indicator	Line Code	Due according to the calculation	Spent	Transferred to funds
Deduction for social purposes: - to the Social Insurance Fund	710	73,463	65,859	10,321
- to the Pension Fund	720	417,259	-	389,087
- to the Employment Fund	730	2,106	-	1,953

- for medical insurance	740	53,641	-	49,750
Average number of employees			750	
Payments in cash and awards not related to production, performance of work and rendering services			760	20,432
Revenues on shares and contributions to the assets of the entity			770	20,398
			780	17,897

1. General Information.

Open Joint Stock Company "Moscow City Telephone Network".
Is registered at the following address: Building 3, 12 Petrovsky blvrd, Moscow, having 19 divisions and 3 branches.
Number of personnel as on December 31, 2001 – 20,578.
MGTS engages, pursuant to the Charter in the following principal business activities:

- rendering the services of telecommunications;
- assembling and supporting office switches and any other communications equipment;
- settling, on a contractual basis, mutual accounts for traffic with other operators;
- installing and servicing pay telephones on the licensed territory and collecting proceeds;
- rendering information services;
- manufacturing on a commercial basis technical facilities for the purposes of servicing the telephone network and repairing equipment;
- rendering transportation services;

  training, retraining and improving the skills of specialists and workers.

The Company also engages in the following business operations:

- printing;
- civil constructing;
- establishing food, retail and services outlets;
- retail sales of food-stuffs and non-food goods;
- providing recreation and sanitary services.

Board of Directors.

Members of the Board of directors	Nominated by
1. Alexander P. Vronets	OAO MKNT and Co.
2. Alexander Y. Goncharuk	OAO MKNT and Co.
3. Vladimir P. Evtushenkov	OAO MKNT and Co.
3. Nail I.Ismailov	OAO Svyazinvest.
4. Vladimir S.Lagutin	OAO Svyazinvest
5. Alexander V.Lopatin	OAO Svyazinvest
	OAO MKNT and Co.
6. Yevgeny G.Novitsky	OAO MKNT and Co.
7. Semen V.Rabovsky	OAO MKNT and Co.
8. Irina M.Ragozina	OAO Svyazinvest
9. Georgy A.Romsky	OAO Svyazinvest

10. Vasily V.Sidorov	OAO MKNT and Co.
11. Valery N.Yashin	OAO Svyazinvest

2. Basic Accounting Principles

1. Basis of Presentation

The accounting report is prepared on the basis of the acting Russian Accounting Rules, in particular, the Federal Law "On Accounting" and the Regulation on Accounting and Reporting in the Russian Federation, approved by the Ministry of Finance of Russia.

Assets and liabilities are evaluated on the basis of the actual acquisition cost, with the exception of fixed assets, which are recorded with the account of re-valuations.

2. Assets and Liabilities Denominated in Foreign Currency

Business transactions performed in foreign currencies are recorded using the official exchange rate of the CB RF ruling on the day of the transaction. Monetary assets and liabilities denominated in foreign currency are recorded at the CB RF official exchange rate at 31 December 2000 (USD 1 = RR 28.16).

Forex differences arising from transactions with assets and liabilities during the year and also from their restatement as at the reporting date are disclosed in the income statement.

3. Short-Term and Long-Term Assets and Liabilities

Assets (liabilities) are treated as short-term if their maturity does not exceed 12 months after the reporting date. All other assets and liabilities are reported as long-term assets and liabilities.

4. Intangible Assets

Intangible assets include software user rights. Depreciation is applied on a straight-line basis over the estimated useful lives of the assets stated in relevant documents. Intangible assets are disclosed at cost less accumulated depreciation

for the whole usage period.

5. Fixed Assets

As at 1 January 2000, the Company revalued machinery and equipment using the method of renewal and replacement cost. Increase and decrease in historical cost and accumulated depreciation are included in the added capital increase/decrease. Depreciation of fixed assets is applied on a straight-line basis using the statutory depreciation rates.

The active portion of production fixed assets is amortised using the accelerated depreciation method with the acceleration factor amounting to 2.

6. Investment Securities

Investment securities are disclosed at the actual acquisition cost.

Proceeds and losses from disposal of investment securities are included in operational income and expenses in the income statement.

7. Debt Securities

Debt securities are disclosed at acquisition cost. The difference between acquisition and nominal cost is written of to income and expenses on a straight-line basis during the period of their circulation.

8. Inventories

Inventories are measured at the actual acquisition cost.

The company evaluates inventories at the date of release to production or other disposal at the actual acquisition cost in subdivisions that do not maintain automated inventory control. Separate subdivisions with automated inventory control evaluate inventories at the moment of release to production at average cost.

Cost of low-value and short-life items (tools, fittings and fixtures) is repaid through charging 100% depreciation at the date of commissioning.

Ready products include finished items and are disclosed at the actual production cost.

9. Work in Progress

Capital investments in progress are disclosed at the actual cost in the balance sheet.

10. Deferred Expenses

Costs incurred in the reporting year, but referring to future reporting periods (advance rental payments, insurance payments, etc.) are disclosed as deferred expenses and written off on a straight line basis for the specified purpose during the period in which they were incurred.

13. Buyer and Customer Receivables

Buyer and customer receivables are determined on the basis of prices specified in

the agreements between the Company and the buyers (customers).

The Company creates loan loss provisions related to core activities on a quarterly basis and includes them in financial results. Loan loss provisions are created in respect of receivables when in the opinion of the Company administration the collection of these receivables is doubtful. Such receivables include legal entities' unsecured debt, which is overdue for more than 6 months. The provision is created in respect of each doubtful debt.

Bad receivables are written off from the balance sheet as they are recognised as such or upon expiry of the limitation period with the subsequent recording on off-balance sheet accounts during 5 years.

Unclaimed receivables are included in financial results but are not accounted for in taxable base calculations.

12. Recognition of Income

Proceeds from seals of products are recognised on an accrual basis (dispatch of products or provision of services to the buyers) upon presentation of payment documents. These amounts are disclosed net of value-added tax and sales tax.

13. Added Capital

The added capital formation resource comprises fixed assets revaluations; cost of assets received on a gratis basis, share premium and the amount of financial resource, which secures capital investments' completion.

Prior to 1 January 2000, added capital had included cost of assets received by the Company on a gratis basis. Since 1 January 2000, in connection with changes in the acting accounting rules valuables received on a gratis basis are recognised as the Company's income.

14. Creation of Provisions

The Company does not create provisions for maintenance of fixed assets. Relevant costs are included in cost of products (work, services) of the current reporting period.

The Company does not create provisions against forthcoming expenses and payments.

15. Comparative Information

Comparative information in the 2000 reports is generated by way of adjusting final reports for 1999 with a view of bringing them in compliance with changes in the 2000 reporting forms. In particular, the comparative information was adjusted or supplemented on the basis of the following revised or new accounting regulations which became effective in 2000:

FAS 4/99 "Accounting Reports of the Organisation"

FAS 5/98 "Accounting for Inventories"

FAS 6/97 "Accounting for Fixed Assets"

FAS 9/99 "Revenues of the Organisation"

FAS 10/99 "Expenses of the Organisation"

FAS 11/2000 "Information about Affiliated Companies"

FAS 12/2000 "Segment Reporting".

The 2000 opening balance sheet comprises the results of fixed assets revaluation carried out by the Company as at 1 January 2000.

3. MAIN INDICATORS.

1. Company's stocks.

As on December 21, 2001Chapter Capital is fully paid and is compoused of :

Charter capital - 1,915,901,000 roubles;

Ordinary preference shares - 79,829,200 pcs,

Preference registered shares - 15,965,850 pcs,

Nominal value of one share - 20 roubles.

2. Subsidiary and Associated Companies.

Currently, AO MGTS is a founder of the enterprises which provide communication services in compliance with international standards based on new technologies with participation of foreign and Russian companies. Total investments in the Charter capital of companies with AO MGTS participation amounted to 787,909 thousand roubles at par as at 1 January, 2002.

The list of enterprises in which AO MGTS is a shareholder/participant is provided in Table 8.1. (as at 1 January 2001):

Table 8.1.

Participation of AO MGTS in Other Companies (as at 1 January 2001):

Company	Type of shares	Q-ty of shares	Nominal value (rbl.)	Nominal amount (rbl.)	Amount (rbl.), carrying amount	Participation, %
1. ZAO AMT	Ordinary registered	10	2,050	20,500	8,728,764	100
2. ZAO Petrodvor	Ordinary registered	282,118	1,000	282,118,000	711,496,583,5	100
3. ZAO Company MTU-	Ordinary registered	220	10	2,200	2,200	22

inform						
4. OAO MSS	Ordinary registered	23,500	10	235,000	293,750	23,5
	Preference registered	5,875	10	58,750		23,5
5. ZAO PTT-Teleport Moscow	Ordinary registered	9,650	1,8	17,370	57,816	51
6. ZAO SinS	Ordinary registered	190	320	60,800	60,800	19
7. ZAO RadioPage	Ordinary registered	400	100	40,000	40,000	40
8. ACB LINK-bank	Ordinary registered	135,300	10	1,353,000	1,353,000	20,82
9. ZAO Comstar	Ordinary registered	500	23,020	11,510,500	11,510,000	50
10. ZAO Golden Line	Ordinary registered	5,000,000	5	25,000,000	25,000,000	50
11. ZAO Telmos	Ordinary registered	6,148	2,000	12,296,000	12,296,000	40
12. OAO MS-Tel	Ordinary registered	500	100	50,000	50,000	50
13. ZAO Mediatel	Ordinary registered	43	10,000	430,000	430,000	35,83

3.Taxation

For the fiscal reasons the Company's Revenue is recognized when products are dispatched (or services are rendered) to buyers and relevant settlement documents are delivered.

9. Profit on Equity.

Base Profit on a Share reflects the part of the Company's annual profits allocated for the dividend payments to the owners of its ordinary shares. Its estimated as Profit on Equity divided by the number of Company's ordinary shares. Profit on Equity equils Net Profit of the reporting year excluding privileged shares' dividends (10% of Company's Net Profit).

10. Company's Bonds.

AO MGTS has immited 2 RUR bond issuance on the total sum of RUR 1,600

mln. Repayment of the 1st bond issuance is planned as on 4th quarter, 2003. Repayment of the 2nd bond issuance is planned as on 4th quarter, 2004. Bond interests are paid quarterly or semi annually. Due to the development of the national corporete bond market these liabilities are reported to be a long term.

7. Company's affilistes.

Main Shareholders:

1. Open Joint-Stock Company "Investment Communications Company" (OAO "Svyazinvest") – 28% of votes.

Share in the Charter capital of AO MGTS – 23.3 %.

2. Open Joint-Stock Company MKNT and Co. – 51.48% of votes.

The share of participation in issuer's Charter capital – 42.9%. List of the shareholders of OAO MKNT and Co. owning not less than 20% of the Charter capital of

OAO MKHT and Co.

Open Type Joint-Stock company "Aktsionernaya Finansovaya Corporatia Sistema".

Share in the Charter capital of OAO MKNT and Co.: 99.85 %.

Director's Bonuses.

The total sum of bonuses paid by the Company to the members of its Board of Directors in 2001 reached RUR 2,914,000.

9.Information on the segments of Company's business.

Provided information is aimed to provide for the stakeholders relevant information which enables a better evaluation of Company's perspective, its risks and future profitability.

Company's commercial activity is concentrated in one region. 85% of Company's revenue is originated from its main activity – telecom services. Company's expences can not be allocated by Company's activities. Company acts in standard business conditions. Threfore Company's business segments can not be clearly indicated.

11. Events committed after the reporting date.

Loans repaid by the Company in 2002.

On April, 2002 Company has repaid CSFB loan.

Tarriffs.

From January 2002 Company has risen its monthly tarrifs for its household customers up to RUR 80.

Dividends.

The size of dividends for 2001 is going to be approved by the incoming general shareholders meeting on June 15, 2002. After its approved the relevent information is going to be presented in 2002 accounting reports.

11. Company's conditional Risks and Liabilities.

Russian economy is still characterised as developing market. Economic stability is highly dependent on the effectiveness of the economic measures implementied by the Government as well as simultaneouis development of national legislative and political systems.

Issued guarantees

Creditor	Debtor	Amount (RUR'000)
AKB "MBRR	ZAO Golden Line	102,445
	ZAO PTT Teleport	175,620
	ZAO PTT Teleport	66,010
EDC	ZAO Golden Line	57,540
Vneshtorgbank	ZAO "Komstar"	597,433
Vneshtorgbank	ZAO RTK Leasing	121,056
TOTAL		1,120,104

Company's management does not expect ane direct liabilities to arise from the garantees shown above.

Company's assets pledged to garentee its liabilities. (As on December 31, 2001)

Creditor	**Debtor**	**Pledge value (RUR'000)**
VTB	**OAO MGTS**	**175,605**
VTB	**OAO MGTS**	**258,058**
VTB	**OAO MGTS**	**117,501**
AKB "MBRR	**OAO MGTS**	**198,299**
AKB "MBRR"	**OAO MGTS**	**146,272**

AKB Sberbank	**OAO MGTS**	**645,252**
AKB Sberbank	**OAO MGTS**	**3,768,205**
AKB Sberbank	**OAO MGTS**	**227,744**
AKB Sberbank	**OAO MGTS**	**449,469**
AKB Sberbank	**OAO MGTS**	**170,538**
TOTAL		**6,051,843**

On April, 2002 Company has partially (less RUR 842 mln.) cleared its assets from the pledge.

11. Net Assets Valuation.

	Indicators	**On the beginning of the year**	**On the end of the year**
	ASSETS		
1	Intangible assets	134 367	115 775
2	Fixed assets	16 567264	16 968 015
3	Construction in progress	1 490 842	1 961 228
4	Long-term financial investments	948 258	936 038
5	Other Fixed assets	0	0
6	Stocks, including:	292 841	446 446
7	VAT on acquired valu-ables	35 760	231 495
8	Accounts receivable, including:	972 553	1 178 431
9	Short-term financial investments	121 459	125 940
10	Cash	399 939	359 656
11	Other working assets	0	0
12	TOTAL ASSETS	20 963 283	22 073 024
	LIABILITIES		
13	Targeted Finance	0	0
14	Attracted funds	4 847 173	5 003 204
15	Accounts paiable	1 300 200	1 352 445
16	Dividends	108	1 318
17	Reserves for deferred exspences	0	0
18	Other Liabilities	301 867	309 147
19	TOTAL LIABILITIES	6 147 489	6 666 114

20	AMMOUNT OF NET ASSETS	9 14 815 794	15 406 910

13. Credits and loans

In March 2001Company has repaid its Euro Bond Liabilities in the summ of RUR 3,084,942,000.

In 2001 Company has recieved following credits: (RUE'000)

Creditor	*Number of con-tract*	*Ammount of credit*	***Interest rate***	*Repaiment date*
1	**2**	**3**	**4**	**5**
Sber bank		**2,295,829**		
	425/2538-2	212,000	22%	17.02.2003
	425/2551-3	2,083,829	22%	03.03.2003
Vneshtorgbank		**352,882**		
	576	135,000	23%	02.02.2003
	621	86,812	12%	04.05.2003
	562	87,420 43,650	12%	20.12.2002
TOTAL:		**2,648,711**		

Long term Bank Credits Dinamics in 2001: (RUR'000.)

Кредитор	**Total ammount of liabilities**		**Interests paid/Credit funds recieved**	**Body of credit and interests paid in 2001**	**Ammount of liabilities lift to pay**
CSFB	Body of credit	374,246	315,942	690,188	-
	Interest rate	982	53,128	54,110	-
GUTA Bank	Body of credit	276,390	18,253	131,305	163,338
	Interest rate	-	34,810	34,810	-
Vneshtorgbank	Body of credit	-	359,230	136,140	223,090
	Interest rate	-	30,643	30,643	-
Sberbank of Russian Federation	Body of credit	-	2,195,829	-	2,195,829
	Interest rate	-	13,897	13,897	-
CITY Bank	Body of credit	-	284,557	95,178	189,379
	Interest rate	-	1,342	1,317	25
Total Body of credits		**650,636**	**3,173,811**	**1,052,811**	**2,771,636**
Total interest rate		**982**	**133,820**	**134,777**	**25**

Total long credit liabilities	**651,618**	**3,307,631**	**1,187,588**	**2,771,661**

Short term Bank Credits Dinamics in 2001: (RUR'000.)

Кредитор	Total ammount of liabilities		Interests paid/Credit funds recieved	Body of credit and interests paid in 2001	Ammount of liabilities lift to pay
Sberbank	Body of credit	211,973	2,575,829	2,787,802	-
	Interest rate	1,268	451,038	452,306	-
GUTA Bank	Body of credit	14,486	819,923	834,409	-
	Interest rate	-	1,428	1,428	-
MBRR	Body of credit	-	610,066	474,436	135,630
	Interest rate	-	19,773	19,773	-
Salomon Brothers	Body of credit	3,033,395	60,323	3,093,718	-
	Interest rate	106,380	86,992	193,372	-
ING Bank	Body of credit	178,009	3,098	181,107	-
	Interest rate	5,449	2,579	8,028	-
Vneshtorg bank	Body of credit	-	135,885	255	135,630
	Interest rate	-	8,402	7,952	450
CSFB	Body of credit	-	391,660	298,528	93,132
	Interest rate	-	27,343	26,766	577
Total Body of credits		**3,437,863**	**4,596,784**	**7,670,255**	**364,392**
Total interest rate		**113,097**	**597,555**	**709,625**	**1,027**
Total long credit liabilities		**3,550,960**	**5,194,339**	**8,379,880**	**365,419**

Company's Liabiliyies Dinamics in 2001: (RUR'000.)

Кредитор	Total ammount of liabilities		Interests paid/Credit funds recieved	Body of credit and interests paid in 2001	Ammount of liabilities lift to pay
Long Term Bond Issues					
1st Bond Issuance	Body of credit	-	600,000	-	600,000
	Interest rate	-	-	-	-
2nd Bond Issuance	Body of credit	-	1,000,000	-	1,000,000
	Interest rate	-	-	-	
Total Body of credits		**-**	**1,600,000**	**-**	**1,600,000**
Total interest rate		**-**	**-**	**-**	**-**
Total long credit li-abilities		**-**	**1,600,000**	**-**	**1,600,000**

Кредитор		Total ammount of liabilities	Interests paid/Credit funds recieved	Body of credit and interests paid in 2001	Ammount of liabilities lift to pay
Short term Credits					
Link Bank.contract №7572 from 04.01.01	Body of credit	-	3,100	3,100	-
	Interest rate	-	-	-	-
MBRR contract.KB-208/00/7537 from 26.12.00	Body of credit	22,000	-	22,000	-
	Interest rate	-	-	-	-
MBRR contract.KB-308/01 from 05.07.01	Body of credit	-	18,000	18,000	-
	Interest rate	-	47	47	-
MBRR contract №KB-230/01 from 23.03.01	Body of credit	-	29,000	29,000	-
	Interest rate	-	114	114	-
MBRR contract KB-233/01 from 02.04.01	Body of credit	-	11,000	11,000	-
	Interest rate	-	22	22	-
MBRR contract KB-245/01 from 06.06.01	Body of credit	-	18,000	18,000	-
	Interest rate	-	41	41	-
ZAO AMT 7873 from 26.02.01	Body of credit	-	290,000	290,000	-
	Interest rate	-	-		-
ZAO 7877 from 26.02.01	Body of credit	-	290,000	290,000	-
	Interest rate	-	-	-	-
ZAO contract .01 from 13.03.01	Body of credit	-	59,770	59,770	-
	Interest rate	-	-	-	-
ZAO Konstar 7879 от 26.02.01	Body of credit	-	580,000	580,000	-
	Interest rate	-	-	-	-
ZAO MTY Intel	Body of credit	-	206,295	206,295	-
	Interest rate	-	6,130	6,130	-
ZAO Finexport-M. 09-08/ from 15.08.01	Body of credit	-	178,974	178,974	-
	Interest rate	-	-	-	-
OOO ROSNO 317201 / 03-04 from 20.03.01	Body of credit	-	18,000	18,000	-
	Interest rate	-	93	93	-
MBRR contract KB-245/01 from 06.06.01	основной долг	-	27,000	-	27,000
	%	-	-	-	
Total Body of credits		**22,000**	**1,729,139**	**1,724,139**	**27,000**
Total interest rate		**-**	**6,447**	**6,447**	**-**
Total long credit liabilities		**22,000**	**1,735,586**	**1,730,586**	**27,000**

Conclusion Of An Accounting Company (An Auditor)
On The Financial Statements

For The Year Ended December 31, 2001

By ZAO Deloit and Touche, incorporated in Russian Federation at the following address: Building 2, 16 Tverskays Street, Moscow, Russia 103009

Tel: +7 (095) 933 73 00

Statutory audit licence № 004509 is issued on March 13, 2000 according to the decision № 39 of Ministry of Finance of Russian Federation from February 8, 2000 and has its validity period of three years.

To the shareholders of the Open Joint-Stock Company "Moscow Local Telephone Network":

1 We have audited the accompanying 2001 statutory accounting reports of the Open Joint-Stock Company "Moscow Local Telephone Network" (hereinafter – the Company) including Company's Balance Sheet as for December 31, 2001, its Profit and Loss Report, Income Statement Report, Cash Flow Report for Year 2001. These statutory accounting reports were prepared by the management of the Company in accordance with the Federal Law № 129- FZ from November 21, 1996 "On Accounting".

2 Preparation of the statutory accounting reports is the responsibility of the management of the Company. Our responsibility as is to express an opinion on the trustworthiness in all material aspects of these statutory accounting reports based on our audit.

3 We conducted our statutory audit in accordance with The Federal Law №119 – FZ dated August 7, 2001 "On the Audit Activity" The statutory audit was conducted to obtain reasonable assurance about whether the statutory accounting reports are free of material misstatement. The audit included examining, on a test basis, evidence supporting the amounts and disclosures in the statutory accounting reports. We believe that our statutory audit provides a reasonable basis for our opinion of the trustworthiness of the given accounting reports.

4 In our opinion, the accompanying audited statutory accounting reports are trustworthy, i.e. prepared so as to present in all material aspects the Company's assets and liabilities as at 31 December 2001 and the financial

results of its operations for 2001 in compliance with the Federal Law "On Accounting" .

Closed Joint-Stock Company
Deloit and Touche 29 April 2002

ANEX
Accounting Reporting fo the 1st quarter 2002

(INOFFICIAL TRANSLATION FROM RUSSIAN)

to Order of the Ministry of Finance of the Russian Federation
No. 4n, dated January 13, 2000

BALANCE SHEET
For the 1-st quarter 2002

			CODES
		Form No. 1 OKUD[1]	0710001
		Date (year, month, date)	
Organization:	Open Joint Stock Company "Moscow City Telephone Network"	OKPO[2]	04856548
Taxpayer's Identification No.		INN	7710016640
Business		OKDP	6420000
Legal form/property form		OKOPF/OKFS	47/30
Unit:	RUR'000	OKEI	384/385

Address: Building 3, 12 Petrovsky blvr., GSP 9, K52 101199 Moscow

Approved on: April 30, 2002
Mailed (accepted) on: April 30, 2002

[1] Form code

[2] National Classification Code of Enterprises and Organizations

	Line Code	At the beginning of the Year	At the end of the Year
	2	3	4
1. NON-Current assets			
Intangible assets (04, 05), including:	110	115,775	109,566
patents, licenses, trademarks (service marks), other rights	111	115,775	109,566
organizational expenses	112	0	0
Goodwill	113	0	0
Fixed assets (01, 02, 03), including:	120	16,703,227	16,766,502
land plots and natural objects	121	0	0
property, plant and equipment (tools)	122	9,699,451	9,114,206
other fixed assets	123	7,003,776	7,652,296
Construction in progress (07, 08, 16, 61)	130	1,961,228	1,758,960
Profitable investments in material values (03) including:	135	0	0
assets to be leased out	136	0	0
assets for hire	137	0	0
Long-term investments (06, 82), including:	140	936,038	932,324
investments in subsidiaries	141	720,243	720,243
investments in dependent companies	142	51,042	52, 176
investments in other organizations	143	12,624	11,653
loans to entities for periods exceeding 12 months	144	152,129	148,253
other long-term investments	145	0	0

Other non-current assets	150	0	0
Subtotal for Section 1	**190**	**19,716,268**	**19,567,352**
2. Current assets			
Inventory, including:	210	461,234	494,307
raw materials, materials and similar values (10, 12, 13, 16) including:	211	311,879	344,306
expenditures on production in progress (working expenses) (20, 21, 23, 29, 30, 36, 44)	213	11,951	3,227
finished products and goods for re-sale (16, 40, 41)	214	1,584	21,810
goods shipped (45)	215	1,434	1,434
deferred expenses (31)	216	134,386	123,531
other inventory and expenditures	217	0	0
VAT on acquired valuables (19)	220	231,495	275,576
Accounts receivable (maturing more than 12 months following the reporting date), including:	230	84,051	24.985
buyers and customers (62, 76, 82)	231	0	0
notes receivable (62)	232	0	0
related parties (78)	233	0	162
advances granted (61)	234	0	0
other debtors	235	84,051	24,823
Accounts receivable (maturing within 12 months following the report-ing date), including:	240	1,094,380	1,350,864
buyers and customers (62, 76, 82)	241	636,979	779,851
notes receivable (62)	242	0	0
related parties (78)	243	123,181	185,572
contributions to the Charter Capital of members (founders) receivable (75)	244	0	0
advances granted (61)	245	228,275	184,329
other debtors	246	105,945	201,112
Short-term investments (56, 58, 82), including:	250	125,940	158,944
loans granted to entities for periods less than 12 months	251	0	27,247
own shares purchased from shareholders	252	0	0
other short-term investments	253	125,940	131,697
Cash , including:	260	359,6556	746,638

cash in hand (50)	261	347	428
settlement account (51)	262	344,314	692,211
hard-currency account (52)	263	13,806	18,167
other cash (55, 56, 57)	264	1,189	35,832
Other current assets	270	0	0
Subtotal for Section 2	**290**	**2,356,756**	**3,051,315**
Balance (sum of lines 190 + 290)	**300**	**22,073,024**	**22,618,667**
3. CAPITAL AND RESERVES			
Charter capital (85)	410	1,915,901	1,915,901
Additional capital (87)	420	13,851,921	13,851,912
Reserve capital (86)	430	0	0
Social fund (88)	440	0	0
Targeted funding and receipts (96)	450	0	0
Retained income of previous years (88)	460	366,433	366,433
Uncovered loss of previous years (88)	465	(1,304, 585)	(1,304,585)
Retained income of the account-ing year (88)	470	X	262,031
Uncovered loss of the accounting year (88)	475	X	0
Subtotal for Section 3	**490**	**14,829,670**	**15,091,692**
4. LONG-TERM LIABILITIES			
Borrowed monies (92, 95), including:	510	4,371,661	2,021,335
bank loans maturing more than 12 months following the report-ing date	511	2,771,661	421,335
other loans maturing more than 12 months following the re-porting date	512	1,600,000	1,600,000
Other long-term liabilities	520	309,147	0
Subtotal for Section 5	**590**	**4,680,808**	**2,021,335**
5. SHORT-TERM LIABILITIES			
Borrowed monies (90, 94), including:	610	631,543	2,895,090
bank loans maturing within 12 months following the reporting date	611	555,225	2,772,539
other loans maturing within 12 months following the reporting	612	76,318	122,551

date			
Accounts payable, including:	620	1,352,445	1,947,100
suppliers and contractors (60, 76)	621	637,555	941,599
notes payable (60)	622	0	0
debts to subsidiaries and dependent companies (78)	623	83,045	86,645
debts to the personnel of the entity (70)	624	79,089	87,023
debts to governmental off-budget funds (69)	625	32,197	43,322
debts to the budget (68)	626	160,963	284,489
advances received (64)	627	303,388	465,751
other creditors	628	56,208	38,271
Revenues payable to participants (founders) (75)	630	1,318	1,318
Deferred revenue (83)	640	577,240	662,131
Provisions for deferred expenses (89)	650	0	0
Other short-term liabilities	660	0	0
Subtotal for Section 5	**690**	**2,562,546**	**5,505,640**
BALANCE (sum of lines 490+590+690)	**700**	**22,073,024**	**22,618,667**

Manager ___/s/___ V.S. Lagutin   Chief Accountant ___/s/ R.I. Borisenkova

Annex
to Order of the Ministry of Finance of the Russian Federation
No. 4n, dated January 13, 2000

PROFIT AND LOSS STATEMENT
For Year 2001

			CODES
		Form No. 2 OKUD[1]	0710001
		Date (year, month, date)	
Organization:	Open Joint Stock Company "Moscow City Telephone Network"	OKPO[2]	04856548
Taxpayer's Identification No.		INN	7710016640
Business		OKDP	6420000
Legal form/property form		OKOPF/OKFS	47/30
Unit:	RUR'000	OKEI	384/385

1 Form code

2 National Classification Code of Enterprises and Organizations

Address: Building 3, 12 Petrovsky blvr.,
GSP 9, K52 101199 Moscow

Indicator	Line Code	For the accounting period	For previous accounting period
	1	2	3
I. Proceeds and expenses relating to regular business			
Net proceeds from sales of goods, products, works, services (minus VAT, excises and similar mandatory payments)	010	2,407,337	1,736,170
including those from sales of:			
communications services	011	2,067,094	1,436,491
trading	012	702	680
social sphere services	013	1,614	1,934

intermediary services	014	864	916
other services	015	337,063	296,149
Cost of goods, products, services sold:	020	(1,416,211)	(1,181,857)
including those from sales of:			
communications services	021	1,266,687	1,107,200
trading	022	648	614
social sphere services	023	8,460	7,922
intermediary services	024	1,104	509
from other activities	025	139,312	65,612
Gross revenues	029	991,126	554,313
Commercial expenses	030	(6,390)	(17,634)
Administrative expenses	040	(285,401)	(199,093)
Income/(loss) from sales (lines (010-020-030-040))	050	699,335	337,586
II. Operating revenues and expenses			
Interest receivable	060	3,853	5,271
Interest payable	070	(218,813)	(168,352)
Revenues from participation in other organizations	080	7,183	3,766
Other operating revenues	090	105,179	280,164
Other operating expenses	100	(213,428)	(378,016)
III. Non-sales revenues and expenses			
Non-sales revenues	120	29,686	30,496
Non-sales expenses	130	(77,54)	(147,832)
Income (loss) before taxes (lines (050+060-070+080+090-100+120-130)	140	335,641	(36,917)
Income tax and other similar mandatory payments	150	(73,076)	(20,954)
Income (loss) from regular business	160	262,565	57,873
IV. Extraordinary revenues and expenses			
Extraordinary revenues	170	41	1,836
Extraordinary expenses	180	(575)	(124)
Net income (retained income (loss) of the accounting period) (lines (160+170-180))	190	262,031	(56,159)
FOR REFERENCE			
Dividend payable on each share:	201	-	-

preferred	202	-	-
ordinary			
Dividend payable on each share proposed for the next accounting year:			
preferred	203	-	-
ordinary	204	-	-

Director /s/ V.S. Lagutin Chief Accountant /s/ R.I. Borisenkova